UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F  ☑           Form 40‑F  ◻

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ◻          No ☑

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ◻          No ☑

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

July 31, 2018	Telekomunikasi Indonesia Tbk

Date October 29, 2018

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Harry M. Zen

----------------------------------------------------

(Signature)

Harry M. Zen

Director of Finance

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk and its subsidiaries

Consolidated financial statements as of September 30, 2018 (unaudited) and for the nine months period then ended (unaudited)

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

Statement of the Board of Directors

regarding the Board of Director’s Responsibility for

Consolidated FinancialStatements as of September 30, 2018

and for the nine-months period ended (unaudited)

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk and its Subsidiaries

On behalf ofthe Board of Directors, weundersigned:

1.	Name	:	Alex J. Sinaga
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Anggrek Nelimurni B-70 No. 38Kelurahan Kemanggisan Kecamatan Palmerah, Jakarta Barat
	Phone	:	(022) 452 7101
	Position	:	President Director
:
2.	Name	:	Harry M. Zen
	Business Address	:	Jl. Japati No.1 Bandung 40133
	Address	:	Jl. Zeni AD VI No. 4 Kelurahan Rawajati Kecamatan Pancoran, Jakarta Selatan
	Phone	:	(022) 452 7201/ 021 520 9824
	Position	:	Director of Finance

We hereby state as follows:

1.We are responsible for the preparation and presentation of the consolidated financial statement of PT Telekomunikasi Indonesia Tbk (the “Company”) and its subsidiaries;

2.The Company and its subsidiaries’ consolidated financial statement have been prepared and presented in accordance with Indonesianfinancialaccountingstandards;

3.All information has been fully and correctly disclosed in the Company and its subsidiaries’consolidated financial statement;

4.The Company and its subsidiaries’ consolidated financial statement do not contain false material information or facts, nor do they omit any material information or facts;

5.We are responsible for the Company and its subsidiaries’ internal control system.

This statement is considered to be true and correct.

Jakarta, October 29, 2018

/s/ Alex J. Sinaga	/s/ Harry M. Zen

Alex J. Sinaga President Director	Harry M. Zen Director of Finance

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole.

PERUSAHAAN PESEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2018 AND FOR THE NINE MONTHS PERIOD THEN ENDED

(UNAUDITED)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of September 30, 2018 (unaudited) and December 31, 2017 (audited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content	Notes	September 30, 2018	December 31, 2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	2c,2e,2u,3,31,36	13,666	25,145
Other current financial assets	2c,2e,2u,4,31,36	1,282	2,173
Trade receivables - net provision for
impairment of receivables	2g,2u,2ab,5,36
Related parties	2c,31	2,535	1,545
Third parties		14,984	7,677
Other receivables - net of provision for
impairment of receivables	2g,2u,36	500	342
Inventories - net provision for obsolescence	2h,6	785	631
Assets held for sale	2j,9	63	10
Prepaid taxes	2t,26	3,678	1,947
Claim for tax refund	2t,26	352	908
Other current assets	2c,2i,2m,7,31	8,655	7,183
Total Current Assets		46,500	47,561

NON-CURRENT ASSETS
Long-term investments	2f,2u,8	2,438	2,148
Property and equipment - net of accumulated depreciation	2l,2m,2aa,9,34	139,336	130,171
Intangible assets - net of accumulated amortization	2d,2k,2n,2aa,11	4,342	3,530
Deferred tax assets - net	2t,26	2,647	2,804
Other non-current assets	2c,2g,2i,2n,2t,2u,10,26,31,36	9,630	12,270
Total Non-current Assets		158,393	150,923
TOTAL ASSETS		204,893	198,484

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Trade payables	2o,2u,12,36
Related parties	2c,31	862	896
Third parties		13,516	14,678
Other payables	2u,36	423	217
Taxes payable	2t,26	2,729	2,790
Accrued expenses	2c,2u,13,31,36	14,172	12,630
Unearned income	2r,14	5,408	5,427
Advances from customers	2c,31	1,309	1,240
Short-term bank loans	2c,2p,2u,15a,31,36	4,397	2,289
Current maturities of long-term borrowings	2c,2m,2p,2u,15b,31,36	7,237	5,209
Total Current Liabilities		50,053	45,376

NON-CURRENT LIABILITIES
Deferred tax liabilities - net	2t,26	912	933
Unearned income	2r,14	721	524
Long service award provisions	2s,30	812	758
Pension benefits and other post-employment
benefits obligations	2s,29	10,774	10,195
Long-term borrowings - net of current maturities	2c,2m,2p,2u,16,31,36	35,041	27,974
Other liabilities	2u,2o	293	594
Total Non-current Liabilites		48,553	40,978
TOTAL LIABILITIES		98,606	86,354

EQUITY
Capital stock	1c,18	4,953	5,040
Additional paid-in capital	2v,19	2,477	4,931
Treasury stock	2v,20	-	(2,541)
Other equity	2f,2u,21	601	387
Retained earnings
Appropriated	28	15,337	15,337
Unappropriated		67,162	69,559
Net equity attributable to:
Owners of the parent company		90,530	92,713
Non-controlling interest	2b,17	15,757	19,417
TOTAL EQUITY		106,287	112,130
TOTAL LIABILITIES AND EQUITY		204,893	198,484

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the Nine Months Period Ended September 30, 2018 and 2017 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

	Notes	2018	2017
REVENUES	2c,2r,22,31	99,203	97,003

Operation, maintenance and telecommunication
service expenses	2c,2r,24,31	(33,432)	(27,110)
Depreciation and amortization expenses	2k,2l,2m,9,11	(15,873)	(14,681)
Personnel expenses	2c,2r,2s,23,31	(10,299)	(10,595)
Interconnection expenses	2c,2r,31	(3,074)	(2,145)
General and administrative expenses	2c,2r,25,31	(4,503)	(3,702)
Marketing expenses	2c,2r,31	(2,983)	(3,402)
Loss on foreign exchange - net	2q	76	(66)
Other income	2l,2r,9c	848	789
Other expenses	2r, 9c	(521)	(500)

OPERATING PROFIT		29,442	35,591

Finance income	2c,31	804	1,099
Finance cost	2c,2p,2r,31	(2,619)	(2,108)
Share of profit of associated companies	2f,8	45	59

PROFIT BEFORE INCOME TAX		27,672	34,641

INCOME TAX (EXPENSE) BENEFIT	2t,26
Current		(6,789)	(8,486)
Deferred		(196)	(142)
		(6,985)	(8,628)

PROFIT FOR THE PERIOD		20,687	26,013

OTHER COMPREHENSIVE INCOME
Other comprehensive income to be reclassified to profit
or loss in subsequent periods:
Foreign currency translation	2f,2q,21	226	17
Change in fair value of available-for-sale financial assets	2u,21	(12)	19
Share of other comprehensive income of associated companies	2f,8	(20)	(2)
Other comprehensive income not to be reclassified to profit
or loss in subsequent periods:
Defined benefit actuarial loss - net	2s,29	-	-
Other comprehensive income - net		194	34

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		20,881	26,047

Profit for the period attributable to:
Owners of the parent company		14,232	17,922
Non-controlling interests	2b,17	6,455	8,091
		20,687	26,013
Total comprehensive income for the period attributable to:
Owners of the parent company		14,426	17,956
Non-controlling interests	2b	6,455	8,091
		20,881	26,047
BASIC EARNING PER SHARE
(in full amount)	2x,27
Net income per share		143.67	180.92
Net income per ADS (100 Series B shares per ADS)		14,366.73	18,091.66

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Nine Months Period Ended September 30, 2018 and 2017 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interests	Total equity
Balance, January 1, 2018		5,040	4,931	(2,541)	387	15,337	69,559	92,713	19,417	112,130
Capital contribution to subsidiaries	2d	-	-	-	-	-	-	-	34	34
Acquisition of businesses		-	-	-	-	-	-	-	(19)	(19)
Cash dividens	2w,28	-	-	-	-	-	(16,609)	(16,609)	(10,130)	(26,739)
Cancellation of treasury stocks	2v,20	(87)	(2,454)	2,541	-	-	-	-	-	-
Profit for the period	2b,17	-	-	-	-	-	14,232	14,232	6,455	20,687
Other comprehensive income - net	2f,2q,2s,2u,17	-	-	-	214	-	(20)	194	-	194
Balance, September 30, 2018		4,953	2,477	-	601	15,337	67,162	90,530	15,757	106,287

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (continued)

For the Nine Months Period Ended September 30, 2018 and 2017 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

		Attributable to owners of the parent company
						Retained earnings
Description	Notes	Capital stock	Additional paid-in capital	Treasury stock	Other equity	Appropriated	Unappropriated	Net	Non-controlling interets	Total equity
Balance, January 1, 2017		5,040	4,931	(2,541)	339	15,337	61,278	84,384	21,160	105,544
Cash dividens	2w,28	-	-	-	-	-	(11,626)	(11,626)	(9,394)	(21,020)
Profit for the period	2b,17	-	-	-	-	-	17,922	17,922	8,091	26,013
Other comprehensive income - net	2f,2q,2s,2u,17	-	-	-	36	-	(2)	34	-	34
Balance, September 30, 2017		5,040	4,931	(2,541)	375	15,337	67,572	90,714	19,857	110,571

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS OF CASH FLOW

For the Nine Months Period Ended September 30, 2018 and 2017 (unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

	Catatan	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from:
Customers		87,199	84,774
Other operators		2,919	5,524
Total cash receipts from customers and other operators		90,118	90,298
Interest income received		828	1,089
Other cash (payments) receipts - net		124	730
Cash payments for expenses		(42,769)	(34,541)
Cash payments to employees		(10,899)	(10,051)
Cash payments for corporate and final income taxes		(7,496)	(7,818)
Payment for interest costs		(2,663)	(2,327)
Cash payments for value added taxes - net		1,049	(591)
Net cash provided by operating activities		28,292	36,789

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in advance for purchases of property and equipment		1,725	(877)
Placement of other current financial assets - net		847	377
Proceeds from sale of property and equipment	9	838	369
Proceeds from insurance claims	9	75	210
Dividen received from associated companies		9	28
Purchase of property and equipment	9,39	(24,633)	(20,055)
Purchase of intangible assets	11,39	(2,274)	(644)
Additional contribution on long-term investments	8	(274)	(117)
Acquisition of businesses, net of acquired cash		(232)	-
Increase in other assets		(183)	(81)
Net cash used in investing activities		(24,102)	(20,790)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	15,16	28,053	9,322
Capital contribution of non-controling interests in subsidiaries		34	-
Repayments of loan and other borrowings	15,16	(17,302)	(6,983)
Cash dividends paid to the Company's stockholder subsidiaries		(16,609)	(11,626)
Cash dividends paid to non-controlling interests of subsidiaries	28	(10,130)	(9,394)
Net cash used in financing activities		(15,954)	(18,681)

NET INCREASE IN CASH AND CASH EQUIVALENTS		(11,764)	(2,682)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
CASH EQUIVALENTS		285	8

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3	25,145	29,767

CASH AND CASH EQUIVALENTS AT END OF PERIOD	3	13,666	27,093

The accompanying notes to the consolidated financial statements form an integral part of these consolidated financial statements taken as a whole

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL

a.	Establishment and general information

Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk (the “Company”) was originally part of “Post en Telegraafdienst”, which was established and operated commercially in 1884 under the framework of Decree No. 7 dated March 27, 1884 of the Governor General of the Dutch Indies. Decree No. 7 was published in State Gazette No. 52 dated April 3, 1884.

In 1991, the status of the Company was changed into a state-owned limited liability corporation (“Persero”) based on Government Regulation No. 25/1991. The ultimate parent of the Company is the Government of the Republic of Indonesia (the “Government”) (Notes 1c and 18).

The Company was established based on notarial deed No. 128 dated September 24, 1991 of
Imas Fatimah, S.H. Its deed of establishment was approved by the Ministry of Justice of the Republic of Indonesia in its Decision Letter No. C2-6870.HT.01.01.Th.1991 dated November 19, 1991 and was published in State Gazette No. 5 dated January 17, 1992, Supplement No. 210. The Articles of Association has been amended several times, the latest amendments of which were about increase the flexibility and independency of Commissioners in approving the Directors’ actions at a certain threshold and changes in authorized and issued capital stocks due to the transfer of total shares of cancelation treasury stocks by deducting from equity as stated in notarial deed No. 34 and No. 35 dated May 15, 2018 of Ashoya Ratam, S.H., MKn. The latest amendments were accepted and approved by the Ministry of Law and Human Rights of the Republic of Indonesia (“MoLHR”) in its Letter No. AHU-AH.01.03-0214555 dated June 8, 2018 and MoLHR decision’s No. AHU-0013328.AH.01.02 year 2018 dated July 2, 2018.

In accordance with Article 3 of the Company’s Articles of Association, the scope of its activities is to provide telecommunication network and telecommunication and information services, and to optimize the Company’s resources to provide high quality and competitive goods and/or services to gain/pursue profit in order to increase the value of the Company with applied the Limited Company principle. In regard to achieving its objectives, the Company is involved in the following activities:

a.	Main business:
i.

Planning, building, providing, developing, operating, marketing or selling or leasing, and maintaining telecommunications and information networks in a broad sense in accordance with prevailing regulations.

ii.	Planning, developing, providing, marketing or selling, and improving telecommunications and information services in a broad sense in accordance with prevailing regulations.
iii.	Investing including equity capital in other companies in line with achieving the purposes and objectives of the Company.

b.	Supporting business:
i.	Providing payment transactions and money transferring services through telecommunications and information networks.
ii.

Performing activities and other undertakings in connection with the optimization of the Company's resources, which among others, include the utilization of the Company's property and equipment and moving assets, information systems, education and training, repairs and maintenance facilities.

iii.

Collaborating with other parties in order to optimize the information, communication or technology resources owned by other parties as service provider in information, communication and technology industry as to achieve the purposes and objectives of the Company.

The Company’s head office is located at Jalan Japati No. 1, Bandung, West Java.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL  (continued)

a.	Establishment and general information (continued)

The Company was granted several networks and/or services licenses by the Government which are valid for an unlimited period of time as long as the Company complies with prevailing laws and fulfills the obligation stated in those licenses. For every license issued by the Ministry of Communication and Information (“MoCI”), an evaluation is performed annually and an overall evaluation is performed every 5 (five) years. The Company is obliged to submit reports of networks and/or services annually to the Indonesian Directorate General of Post and Informatics (“DGPI”), which replaced the previous Indonesian Directorate General of Post and Telecommunications (“DGPT”).

The reports comprise information such as network development progress, service quality standard achievement, numbers of customers, license payment and universal service contribution, while for internet telephone services for public purpose, internet interconnection service, and internet access service, there is additional information required such as operational performance, customer segmentation, traffic, and gross revenue.

Details of these licenses are as follows:

License	License No.	Type of services	Grant date/latest renewal date
License of electronic money issuer	Bank Indonesia License No. 11/432/DASP	Electronic money	July 3, 2009
License of money remittance	Bank Indonesia License No. 11/23/bd/8	Money remittance service	August 5, 2009
License to operate network access point	331/KEP/DJPPI/ KOMINFO/09/2013	Network access point	September 24, 2013
License to operate internet telephone services for public purpose	127/KEP/DJPPI/ KOMINFO/3/2016	Internet telephone services for public purpose	March 30, 2016
License to operate fixed domestic long distance network	839/KEP/ M.KOMINFO/05/2016	Fixed domestic long distance and basic telephone services network	May 16, 2016
License to operate fixed closed network	844/KEP/ M.KOMINFO/05/2016	Fixed closed network	May 16, 2016
License to operate fixed international network	846/KEP/ M.KOMINFO/05/2016	Fixed international and basic telephone services network	May 16, 2016
License to operate circuit switched based local fixed line network	948/KEP/ M.KOMINFO/05/2016	Circuit switched based local fixed line network	May 31, 2016
License to operate data communication system services	191/KEP/DJPPI/ KOMINFO/10/2016	Data communication system services	October 31, 2016
License to operate internet service provider	2176/KEP/ M.KOMINFO/12/2016	Internet service provider	December 30, 2016
License to operate content service provider	1040/KEP/ M.KOMINFO/16/2017	Content service provider	May 16, 2017

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL  (continued)

b.Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees

1.Board of Commissioners and Directors

Based on resolutions made at the Annual General Meeting (“AGM”) of Stockholders of the Company as covered by notarial deed No. 54 and No. 28 of Ashoya Ratam.,  S.H., M.Kn., dated April 27, 2018 and April 21, 2017,   the composition of the Company’s Boards of Commissioners and Directors as of September 30, 2018 and December 31, 2017,  respectively, were as follows:

	September 30, 2018	December 31, 2017
President Commissioner	Hendri Saparini	Hendri Saparini
Commisioner	Edwin Hidayat Abdullah	Rinaldi Firmansyah
Commisioner	Rinaldi Firmansyah	Hadiyanto
Commisioner	Isa Rachmatarwata	-
Independent Commissioner	Margiyono Darsasumarja	Margiyono Darsasumarja
Independent Commissioner*	-	Dolfie Othniel Fredric Palit
Independent Commissioner	Pamijati Pamela Johanna	Pamijati Pamela Johanna
Independent Commissioner	Cahyana Ahmadjayadi	Cahyana Ahmadjayadi
President Director	Alex Janangkih Sinaga	Alex Janangkih Sinaga
Director of Finance	Harry Mozarta Zen	Harry Mozarta Zen
Director of Digital and Strategic
Portfolio	David Bangun	David Bangun
Director of Enterprise and Business
Service	Dian Rachmawan	Dian Rachmawan
Director of Wholesale and
International Services	Abdus Somad Arief	Abdus Somad Arief
Director of Human Capital
Management	Herdy Rosadi Harman	Herdy Rosadi Harman
Director of Network, Information
Technology and Solution	Zulhelfi Abidin	Zulhelfi Abidin
Director of Consumer Service	Siti Choiriana	Mas'ud Khamid

* Dolfie Othniel Fredric Palit has been appointed as a permanent candidate for the House Representatives of the Republic of Indonesia starting from September 20, 2018, hence his position as Commissioner of the Company was ended by law.

2.	Audit Committee and Corporate Secretary

The composition of the Company’s Audit Committee and the Corporate Secretary as of
September 30, 2018 and December 31, 2017, were as follows:

	September 30, 2018	December 31, 2017
Chairman	Margiyono Darsasumarja	Margiyono Darsasumarja
Secretary	Tjatur Purwadi	Tjatur Purwadi
Member	Rinaldi Firmansyah	Rinaldi Firmansyah
Member	-	Dolfie Othniel Fredric Palit
Member	Sarimin Mietra Sardi	Sarimin Mietra Sardi
Member	Cahyana Ahmadjayadi	Cahyana Ahmadjayadi
Corporate Secretary	Andi Setiawan	Andi Setiawan

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL (continued)

b.Company’s Board of Commissioners, Directors, Audit Committee, Corporate Secretary and Employees (continued)

3.Employees

As of September 30, 2018 and December 31, 2017, the Company and subsidiaries (“Group”) had 24,088 employees and 24,065 employees (unaudited), respectively.

c.	Public offering of securities of the Company

The Company’s shares prior to its Initial Public Offering (“IPO”) totalled 8,400,000,000, consisting of 8,399,999,999 Series B shares and 1 Series A Dwiwarna share, and were wholly-owned by the Government. On November 14, 1995, 933,333,000 new Series B shares and 233,334,000 Series B shares owned by the Government were offered to the public through an IPO and listed on the Indonesia Stock Exchange (“IDX”) and 700,000,000 Series B shares owned by the Government were offered to the public and listed on the New York Stock Exchange (“NYSE”) and the London Stock Exchange (“LSE”), in the form of American Depositary Shares (“ADS”). There were 35,000,000 ADS and each ADS represented 20 Series B shares at that time.

In December 1996, the Government had a block sale of its 388,000,000 Series B shares, and in 1997, distributed 2,670,300 Series B shares as incentive to the Company’s stockholders who did not sell their shares within one year from the date of the IPO. In May 1999, the Government further sold 898,000,000 Series B shares.

To comply with Law No. 1/1995 on Limited Liability Companies, at the AGM of Stockholders of
the Company on April 16, 1999, the Company’s stockholders resolved to increase the Company’s issued share capital by the distribution of 746,666,640 bonus shares through the capitalization of certain additional paid-in capital, which was made to the Company’s stockholders in August 1999. On August 16, 2007, Law No. 1/1995 on Limited Liability Companies was amended by the issuance of Law No. 40/2007 on Limited Liability Companies which became effective on the same date. Law No. 40/2007 has no effect on the public offering of shares of the Company. The Company has complied with Law No. 40/2007.

In December 2001, the Government had another block sale of 1,200,000,000 shares or 11.9% of the total outstanding Series B shares. In July 2002, the Government further sold a block of 312,000,000 shares or 3.1% of the total outstanding Series B shares.

At the AGM of Stockholders of the Company held on July 30, 2004, the minutes of which are covered by notarial deed No. 26 of A. Partomuan Pohan, S.H., LLM., the Company’s stockholders approved the Company’s 2-for-1 stock split for Series A Dwiwarna and Series B share. The Series A Dwiwarna share with par value of Rp500 per share was split into 1 Series A Dwiwarna share with par value of Rp250 per share and 1 Series B share with par value of Rp250 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna share and 39,999,999,999 Series B shares to 1 Series A Dwiwarna share and 79,999,999,999 Series B shares, and the issued capital stock from 1 Series A Dwiwarna share and 10,079,999,639 Series B shares to 1 Series A Dwiwarna share and 20,159,999,279 Series B shares. After the stock split, each ADS represented 40 Series B shares.

During the Extraodinary General Meeting (“EGM”) held on December 21, 2005 and the AGMs held on June 29, 2007, June 20, 2008 and May 19, 2011, the Company’s stockholders approved phase I, II, III and IV plan, respectively, of the Company’s program to repurchase its issued Series B shares (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL  (continued)

c.	Public offering of securities of the Company (continued)

During the period December 21, 2005 to June 20, 2007, the Company had bought back
211,290,500 shares from the public (stock repurchase program phase I).  On July 30, 2013, the Company has sold all such shares (Note 20).

At the AGM held on April 19, 2013 as covered by notarial deed No. 38 dated April 19, 2013 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the changes to the Company’s plan on the treasury stock acquired under phase III (Note 20).

At the AGM held on April 19, 2013, the minutes of which were covered by notarial deed No. 38 of Ashoya Ratam, S.H., M.Kn., the stockholders approved the Company’s 5-for-1 stock split for Series A Dwiwarna and Series B shares. Series A Dwiwarna share with par value of Rp250 per share was split into 1 Series A Dwiwarna share with par value of Rp50 per share and 4 Series B shares with par value of Rp50 per share. The stock split resulted in an increase of the Company’s authorized capital stock from 1 Series A Dwiwarna and 79,999,999,999 Series B shares to 1 Series A Dwiwarna and 399,999,999,999 Series B shares. The issued capital stock increase from 1 Series A Dwiwarna and 20,159,999,279 Series B shares to 1 Series A Dwiwarna and 100,799,996,399 Series B shares. After the stock split, each ADS represented 200 Series B shares. Effective from October 26, 2016, the Company change the ratio of Depositary Receipt from 1 ADS representing 200 series B shares to become 1 ADS representing 100 series B shares (Note 18). Profit per ADS information have been retrospectively adjusted to reflect the changes in the ratio of ADS.

On May 16 and June 5, 2014, the Company deregistered from Tokyo Stock Exchange (“TSE”)
and delisted from the LSE, respectively.

As of September 30, 2018, all of the Company’s Series B shares are listed on the IDX and 48,739,838  ADS shares are listed on the NYSE (Note 18).

On June 25,  2010 the Company issued the second rupiah bonds with a nominal amount of
Rp1,005 billion for Series A, a five-year period and Rp1,995 billion for Series B, a ten-year period, respectively, are listed on the IDX (Note 16b).

On June 23, 2015, the Company issued Continuous Bonds I Telkom Phase I 2015, with a nominal amount Rp2,200 billion for Series A, a seven-year period, Rp2,100 billion for Series B, a ten-year period, Rp1,200 billion for Series C, a fifteen-year period and Rp1,500 billion for Series D, a thirty-year period, respectively which are listed on the IDX (Note 16b).

On December 21, 2015, the Company sold the remaining shares of treasury shares phase III
(Note 20).

On June 29, 2016, the Company sold the treasury shares phase IV (Note 20).

At the AGM held on April 27, 2018, which were covered by notarial deed No. 54 of Ashoya Ratam, S.H., M.Kn., the stockholders approved for cancellation 1,737,779,800 shares of treasury stock by reduced the Company’s capital stock (Note 20).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL  (continued)

d.	Subsidiaries

As of September 30, 2018 and December 31, 2017, the Company has consolidated the following directly or indirectly owned subsidiaries (Notes 2b and 2d):

(i)	Direct subsidiaries:

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
PT Telekomunikasi Selular (“Telkomsel”), Jakarta, Indonesia	Telecommunication - provides telecommunication facilities and mobile cellular services using Global Systems for Mobile Communication (“GSM”) technology/ May 26, 1995	1995	65	65	83,903	85,748
PT Multimedia Nusantara (“Metra”), Jakarta, Indonesia	Network telecommunication services and multimedia/ May 9, 2003	1998	100	100	19,021	13,275
PT Dayamitra Telekomunikasi (“Dayamitra”), Jakarta, Indonesia	Telecommunication/ May 17, 2001	1995	100	100	12,900	13,606
PT Telekomunikasi Indonesia International (“TII”), Jakarta, Indonesia	Telecommunication/ July 31, 2003	1995	100	100	10,537	9,125
PT Graha Sarana Duta (“GSD”), Jakarta, Indonesia	Leasing of offices and providing building management and maintenance services, civil consultant and developer/ April 25, 2001	1982	100	100	6,005	5,641
PT PINS Indonesia (“PINS”), Jakarta, Indonesia	Telecommunication construction and services/ August 15, 2002	1995	100	100	4,038	3,473
PT Telkom Akses (“Telkom Akses”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ November 26, 2012	2013	100	100	3,871	5,716
PT Telkom Satelit Indonesia* (“Telkomsat”), Jakarta,Indonesia	Telecomunication - provides satellite communication system, services and facilities/ September 28, 1995	1996	100	100	3,253	576
PT Infrastruktur Telekomunikasi Indonesia (“Telkom Infratel”), Jakarta, Indonesia	Construction, service and trade in the field of telecommunication/ January 16, 2014	2014	100	100	2,657	1,871
PT Metranet (“Metranet”), Jakarta, Indonesia	Multimedia portal service/ April 17, 2009	2009	100	100	849	524
PT Jalin Pembayaran Nusantara (“Jalin”), Jakarta, Indonesia	Payment services - principal, switching, clearing and settlement activities/ November 3, 2016	2016	100	100	268	225

*previously PT Patra Telekomunikasi Indonesia (“Patrakom”)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL  (continued)

d.Subsidiaries  (continued)

(i)	Direct subsidiaries (continued):

		Year of start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of		commercial	September 30,	December 31,	September 30,	December 31,
incorporation	Nature of business	operations	2018	2017	2018	2017
PT Napsindo Primatel International (“Napsindo”), Jakarta, Indonesia	Telecommunication – rovides Network Access oint (NAP), Voice Over Data (VOD) and other related services/ December 29, 1998	1999; ceased operations on January 13, 2006	60	60	5	5

(ii)	Indirect subsidiaries:

		Year of start of	Percentage of ownership interest		Total assets before elimination
Subsidiary/place of		commercial	September 30,	December 31,	September 30,	December 31,
incorporation	Nature of business	operations	2018	2017	2018	2017
PT Sigma Cipta	Information technology	1988	100	100	9.711	6.064
Caraka (“Sigma”) Tanggerang, Indonesia	Service - system implementation and integration service, outsourcing and software license maintenance/ May 1, 1987

Telekomunikasi	Telecommunication/	2008	100	100	3.463	3.048
Indonesia	December 6, 2007
International Pte. Ltd., Singapore

PT Infomedia (“Infomedia”) Jakarta, Indonesia	Data and information service - provides telecommunication information services and other information services in the form of print and electronic media and call center services/ September 22, 1999	1984	100	100	2.319	2.122

PT Telkom Landmark Tower (“TLT”), Jakarta, Indonesia	Service for property development and management/ February 1, 2012	2012	55	55	2.100	2.009

PT Metra Digital Media (“MD Media”), Jakarta, Indonesia	Directory information services/ January 22, 2013	2013	100	100	1.453	1.106

Telekomunikasi	Telecommunication/	2010	100	100	1.168	710
Indonesia	December 8, 2010
International Ltd,
Hong Kong

PT Finnet Indonesia	Information technology	2006	60	60	1.023	907
(“Finnet”),	services/
Jakarta, Indonesia	October 31, 2005

PT Metra Digital	Trading and/or providing	2013	100	100	1.001	658
Investama	service related to
(“MDI”),	information and
Jakarta, Indonesia	tehnology, multimedia,
	entertainment and
	investment/
	January 8, 2013

PT TS Global Network Sdn. Bhd (“TSGN”), Petaling Jaya, Malaysia	Satellite services/ December 14, 2017	1996	70	49	862	818

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL  (continued)

d.Subsidiaries  (continued)

(ii)	Indirect subsidiaries (continued):
Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
Telekomunikasi Indonesia International (“TL”) S.A., Dili, Timor Leste	Telecommunication/ September 11, 2012	2012	100	100	705	639
PT Swadharma Sarana Informatika (“Swadharma”) Jakarta, Indonesia	System integrator services/ April 2, 2018	2001	51	-	565	-
PT Melon (“Melon”) Jakarta, Indonesia	Digital content exchange hub services/ November 14, 2016	2010	100	100	356	231
PT Administrasi Medika (“Ad Medika”), Jakarta, Indonesia	Health insurance administration services/ February 25, 2010	2002	100	100	328	273
PT Nusantara Sukses Investasi (“NSI”), Jakarta, Indonesia	Service and trading/ September 1, 2014	2014	100	100	310	303
PT Graha Yasa Selaras (”GYS”), Jakarta, Indonesia	Tourism service/ April 27, 2012	2012	51	51	229	178
PT Metraplasa (“Metraplasa”), Jakarta, Indonesia	Network & e-commerce services/ April 9, 2012	2012	60	60	199	203
Telekomunikasi Indonesia International Pty Ltd, (“Telkom Australia”), Sydney, Australia	Telecommunication/ January 9, 2013	2013	100	100	126	123
PT Nutech Integrasi (“Nutech”), Jakarta, Indonesia	System integrator/ December 13, 2017	2001	60	60	123	60
Telekomunikasi Indonesia International Inc., (“Telkom USA”), Los Angeles, USA	Telecommunication/ December 11, 2013	2014	100	100	83	36
Telekomunikasi Indonesia Intl (Malaysia) Sdn. Bhd (“Telin Malaysia”) Malaysia	Telecommunication/ July 2, 2013	2013	70	49	89	23
PT Satelit Multimedia Indonesia (“SMI”), Jakarta, Indonesia	Satellite services/ March 25, 2013	2013	100	100	18	18
PT Nusantara Sukses Realti (”NSR”), Jakarta, Indonesia	Service and trading/ September 1, 2014	-	100	100	-	-

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL  (continued)

d.Subsidiaries  (continued)

(ii)	Indirect subsidiaries (continued):

Subsidiary/place of incorporation	Nature of business/date of incorporation or acquisition by the Company	Year of start of commercial operations	Percentage of ownership interest		Total assets before elimination
			September 30, 2018	December 31, 2017	September 30, 2018	December 31, 2017
PT Nusantara Sukses Sarana (“NSS”), Jakarta, Indonesia	Building and hotel management service and other services/ September 1, 2014	-	100	100	-	-

(a)	Metra

Based on notarial deed of Utiek Rochmuljati Abdurachman, S.H., M.LI, M.Kn., No. 10 and 11 dated December 13, 2017, Metra purchased 36,000 shares of Nutech (equivalent to 60% ownership) amounting to Rp24 billion. This is larger than the ownership portion of net book value amounting to Rp13 billion. In accordance to independent appraisal report, fair value of net assets amounting to Rp17 billion. The difference between transaction price with the fair value of net assets amounting to Rp7 billion was recognized as goodwill (note 11).

On March 31, 2018, Metra signed a Sales Purchase Agreement with shareholders of
Swadharma for purchase of 14,600 shares and 11,837 new shares. Total of considerations paid for shares and new shares are amounted Rp397 billion and Metra have 51% ownership in Swadharma after the acquisition. Swadharma is a company engaged in the management of computer technology facilities, especially in the banking sector. These new investments are expected to strengthen the Company business portfolio.

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	9
Trade receivables	152
Other current assets	80
Property and Equipment (Note 9)	147
Other non-current assets	8
Liabilities
Current liabilities	(269)
Non-current liabilities	(62)
Fair value of identifiable net assets acquired	65
Fair value of non-controlling interest	(41)
Right issue	177
Goodwill (Note 11)	196
Fair value consideration transferred	397

From the date of acquisition until September 30, 2018, the total revenue and profit before tax of Swadharma included in the statements of profit or loss income and other comprehensive income amounted to Rp 416 billion and Rp 70 billion, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

1.GENERAL  (continued)

d.Subsidiaries  (continued)

(b)	TII

On December 14, 2017, TII purchased TSGN equivalent to 49% ownership amounting to MYR66,150,000 (equivalent to Rp220 billion). TSGN is engaged in providing ICT (information and communication technologies) systems for satellite communication services, satellite bandwith services and Very Small Aperture Terminal (“VSAT”) services. Non-controlling interests of the acquiree are measured at fair value. Based on Sale and Subscription Agreement, TII owns the control over TSGN through placing and replacing of 3 out of 5 key managements that controls the overall business of TSGN.

This acquisition will enhance synergy and utilization of assets and resources between companies in order to provide more innovative services to customers.

The fair values of the identifiable assets and liabilities acquired at acquisition date were:

Total
Assets
Cash and cash equivalents	21
Trade receivables	18
Other current assets	57
Property and Equipment (Note 9)	711
Other non-current assets	14
Liabilities
Current liabilities	(422)
Non-current liabilities	(140)
Fair value of identifiable net assets acquired	259
Fair value of non-controlling interest	(132)
Goodwill (Note 11)	93
Fair value consideration transferred	220

As of the issuance date of the consolidated financial statements, fair value measurement still in completion process.

From the date of acquisition until September 30, 2018, the total revenue and profit before tax of TSGN included in the statements of profit or loss and other comprehensive income amounted to Rp 117 billion and Rp  2 billion, respectively.

On April 18, 2018, TII purchased 21% of Compudyne Telecommunication Systems Sdn, Bhd shares in Telin Malaysia. The acquisition cost amounted to MYR8,764,798 (equivalent to
Rp31 billion). Hence TII owned 70% ownerships in Telin Malaysia and become a consolidated entity.

On April 25, 2018, TII purchased 21% of ownership shares obtained from issued new shares and purchased Kumariah Binti Zuriat shares in TSGN. The acquisition cost amounted to MYR42,350,000 (equivalent to Rp150 billion), Hence TII owned 70% ownerships in TSGN.

e.Authorization for the issuance of the consolidated financial statements

The consolidated financial statements were prepared and approved for issuance by the Board of Directors on October 29, 2018.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company and subsidiaries (collectively referred to as “the Group”) have been prepared in accordance with Financial Accounting Standards ("Standar Akuntansi Keuangan” or “SAK") including Indonesian Statement of Financial Accounting Standards ("Pernyataan Standar Akuntansi Keuangan" or “PSAK”) and interpretation of Financial Accounting Standards ("Interpretasi Standar Akuntansi Keuangan" or “ISAK”) in Indonesia published by the Financial Accounting Standards Board of Institute of Indonesian Chartered Accountants and Regulation
No. VIII.G.7 of the Capital Market and Financial Institution Supervisory Agency (“Bapepam-LK”) regarding the Presentation and Disclosure of Financial Statements of Issuers or Public Companies, enclosed in the decision letter KEP-347/BL/2012.

a.Basis of preparation of financial statements

The consolidated financial statements, except for the consolidated statements of cash flows, are prepared on the accrual basis. The measurement basis used is historical cost, except for certain accounts which are measured using the basis mentioned in the relevant notes herein.

The consolidated statements of cash flows are prepared using the direct method and present the changes in cash and cash equivalents from operating, investing and financing activities.

Figures in the consolidated financial statements are presented and rounded to billions of Indonesian rupiah (“Rp”), unless otherwise stated.

Accounting Standards Issued but not yet Effective

Effective January 1, 2019

•	ISAK 33: Foreign Currency Transactions and Advance Consideration

ISAK 33 defines that the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration is the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency.

•	ISAK 34: Uncertainty over Income Tax Treatments

ISAK 34 clarifies how to apply the recognition and measurement requirements in PSAK 46 Income Taxes when there is uncertainty over income tax treatments. When there is uncertainty over income tax treatments, ISAK 34 addresses:

•	whether an entity considers uncertain tax treatments separately,
•	the assumptions an entity makes about the examination of tax treatments by taxation authorities,
•	how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, and
•	how an entity considers changes in facts and circumstances.

Effective January 1, 2020

•	PSAK 71: Financial Instruments

PSAK 71 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from PSAK 55: Financial Instruments: Recognition and Measurement. PSAK 71 replaces the existing guidance in PSAK 55: Financial Instruments: Recognition and Measurement.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

a.Basis of preparation of financial statements (continued)

Effective January 1, 2020 (continued)

•	PSAK 72: Revenue from Contracts with Customers

PSAK 72 establishes a comprehensive framework to determine how, when and how much revenue is to be recognized. The standard provides a single, principles-based five-step model for the determination and recognition of revenue to be applied to all contracts with customers. The standard also provides specific guidance requiring certain types of costs to obtain and/or fulfil a contract to be capitalized and amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the capitalized cost relates.

PSAK 72 replaces a number of existing revenue standards, including PSAK 23: Revenue, PSAK 34: Construction Contracts and ISAK 10: Customer Loyalty Programmes.

•	PSAK 73: Leases

PSAK 73 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under PSAK 30. PSAK 73 includes two recognition exemptions for lessees – leases of ’low-value’ assets  and leases with a lease term of 12 months or less. At the commencement date of a lease, a lessee will recognize a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term. Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the lease asset.

Lessor accounting under PSAK 73 is substantially unchanged from today’s accounting under PSAK 30. Lessors will continue to classify all leases using the same classification principle as in PSAK 30.

PSAK 73 replaces PSAK 30: Leases and ISAK 8: Determining whether an Arrangement contains a Lease.

•	Amendments to PSAK 15: Long-term Interests in Associates and Joint Ventures

These amendments require the entity to apply PSAK 71 to financial instruments in an associate or joint venture to which the equity method is not applied. These include long-term interests that, in substance, form part of the entity’s net investment in an associate or joint venture.

•	Amendments to PSAK 71: Prepayment Features with Negative Compensation

These amendments provides that financial assets with prepayment features that may result in negative compensation qualify as contractual cash flows that are solely payments of principal and interest on the principal amount outstanding.

•

Amendment to PSAK 62: Insurance Contract - Implementing PSAK 71: Financial Instruments with PSAK 62: Insurance Contract will be effective January 1, 2022, but such amendments have no impact on Group’s consolidated financial statements.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b.	Principles of consolidation

The consolidated financial statements consist of the financial statements of the Company and the subsidiaries over which it has control. Control is achieved when the Group is exposed or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has the power over the investee, exposure or rights to variable returns from its involvement with the investee and the ability to use its power over the investee to affect its returns.

The Group re-assesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses, of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gain control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the equity holders of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Intercompany balances and transactions have been eliminated in the consolidated financial statements.

In case of loss of control over a subsidiary, the Group:

•	derecognizes the assets (including goodwill) and liabilities of the subsidiary at the carrying amounts on the date when it loses control;
•	derecognizes the carrying amounts of any non-controlling interests of its former subsidiary on the date when it loses control;
•	recognizes the fair value of the consideration received (if any) from the transaction, events, or condition that caused the loss of control;
•	recognizes the fair value of any investment retained in the subsidiary at fair value on the date of loss of control;
•	recognizes any surplus or deficit in profit or loss that is attributable to the Group.

c.	Transactions with related parties

The Group has transactions with related parties. The definition of related parties used is in accordance with the Bapepam-LK’s Regulation No. VIII.G.7 regarding the Presentations and Disclosures of Financial Statements of Issuers or Public Companies, enclosed in the decision letter
No. KEP-347/BL/2012. The party which is considered as a related party is a person or entity that is related to the entity that is preparing its financial statements.

Under the Regulation of Bapepam-LK No. VIII.G.7, a government-related entity is an entity that is controlled, jointly controlled or significantly influenced by the government. Government in this context is the Minister of Finance or the Local Government, as the shareholder of the entity.

Key management personnel are identified as the persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including any director (whether executive or otherwise) of the Group. The related party status extends to the key management of the subsidiaries to the extent they direct the operations of subsidiaries with minimal involvement from the Company’s management.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations

Business combination is accounted for using the acquisition method. The consideration transferred is measured at fair value, which is the aggregate of the fair value of the assets transferred, liabilities incurred or assumed and the equity instruments issued in exchange for control of the acquiree. For each business combination, non-controlling interest is measured at fair value or at the proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on a transaction-by-transaction basis. Acquisition-related costs are expensed as incurred. The acquiree’s identifiable assets and liabilities are recognized at their fair values at the acquisition date.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests, and any previous interest held, over the net identifiable assets acquired and liabilities assumed. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assess whether it has correctly identified all of the assets acquired and all of the liabilities assumed, and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the re-assessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit and loss.

When the determination of consideration from a business combination includes contingent consideration, it is measured at its fair value on acquisition date. Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss when adjustments are recorded outside the measurement period. Changes in the fair value of the contingent consideration that qualify as measurement-period adjustments are adjusted retrospectively, with corresponding adjustments made against goodwill. Measurement-period adjustments are adjustments that arise from additional information obtained during the measurement period, which cannot exceed one year from the acquisition date, about facts and circumstances that existed at the acquisition date.

If the intial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Group shall report in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Group shall retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date.

In a business combination achieved in stages, the acquirer remeasures its previously held equity interest in the acquiree at its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss.

Based on PSAK 38 (Revised 2012), “Common Control Business Combination”, the transfer of assets, liabilities, shares or other ownership instruments among the companies under common control would not result in a gain or loss for the Company or individual entity in the same group.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

d.	Business combinations (continued)

Since the restructuring transaction between entities under common control does not result in a change of the economic substance of the ownership of assets, liabilities, shares or other instruments of ownership, which are exchanged, assets or liabilities transferred are recorded at book value using the pooling-of-interests method. In applying the pooling-of-interests method, the components of the financial statements for the period during the restructuring occurred must be presented in such a manner as if the restructuring has occurred since the beginning of the earliest period presented. The excess of consideration paid or received over the carrying value of interest acquired, net of income tax, is directly recognized to equity and presented as “Additional Paid-in Capital” under the equity section of the consolidated statement of financial position.

At the initial application of PSAK 38 (Revised 2012), all balances of the Difference In Value of restructuring Transactions of Entities under Common Control was reclassified to “Additional Paid-in Capital” in the consolidated statement of financial position.

e.Cash and cash equivalents

Cash and cash equivalents comprises cash on hand and in banks and all unrestricted time deposits with original maturities of three months or less at the time of placement.

Time deposits with maturities of more than three months but not more than one year are presented as part of “Other Current Financial Assets” in the consolidated statement of financial position.

f.Investments in associated companies

An associate is an entity over which the Group (as investor) has significant influence.
Significant influence is the power to participate in the financial and operating policy decisions of the investee, but does not include control or joint control over those operating policies. The considerations made in determining significant influence are similar to those necessary to determine control over subsidiaries.

The Group’s investments in its associates are accounted for using the equity method.

Under the equity method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the investor’s share of the net assets of the associate since the acquisition date. On acquisition of the investment, any difference between the cost of the investment and the entity's share of the net fair value of the investee's identifiable assets and liabilities is accounted for as follows:

a.	Goodwill relating to an associate or a joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment.
b.

Any excess of the entity's share of the net fair value of the investee's identifiable assets and liabilities over the cost of the investment is included as income in the determination of the entity's share of the associate or joint venture's profit or loss in the period in which the investment is acquired.

The consolidated statements of profit or loss and other comprehensive income reflect the Group’s share of the results of operations of the associate. Any change in the other comprehensive income of the associate is presented as part of other comprehensive income. In addition, when there has been a change recognized directly in the equity of the associate, the Group recognizes it share of the change in the consolidated statements of changes in equity. Unrealized gain and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f.Investments in associated companies (continued)

The Group determines at each reporting date whether there is any objective evidence that the investments in associated companies are impaired. If there is, the Group calculates and recognizes the amount of impairment as the difference between the recoverable amount of the investments in the associated companies and their carrying value.

These assets are included in “Long-term Investments” in the consolidated statements of financial position.

The functional currency of Cellum Global Zrt. (“Cellum”) is Hungary Forint (“HUF”) and PT Citra Sari Makmur (“CSM”) is the United States dollar (“U.S. dollars”), and Telin Malaysia is the Malaysian ringgit (“MYR”). For the purpose of reporting these investments using the equity method, the assets and liabilities of these companies as of the statement of financial position date are translated into Indonesian rupiah using the rate of exchange prevailing at that date, while revenues and expenses are translated into Indonesian rupiah at the average rates of exchange for the year. The resulting translation adjustments are reported as part of “translation adjustment” in the equity section of the consolidated statements of financial position.

g.Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost, less provision for impairment. This provision for impairment is made based on management’s evaluation of the collectibility of the outstanding amounts. Receivables are written off in the year they are determined to be uncollectible.

h.Inventories

Inventories consist of components, which are subsequently expensed upon use. Components represent telephone terminals, cables, and other spare parts. Inventories also include Subscriber Identification Module (“SIM”) cards, handsets, wireless broadband modems and blank prepaid vouchers, which are expensed upon sale.

The costs of inventories consist of the purchase price, import duties, other taxes, transport, handling, and other costs directly attributable to their acquisition. Inventories are recognized at the lower of cost and net realizable value. Net realizable value is the estimate of selling price less the costs to sell.

Cost is determined using the weighted average method.

The amounts of any write-down of inventories below cost to net realizable value and all losses of inventories are recognized as expense in the period in which the write-down or loss occurs.
The amount of any reversal of any write-down of inventories, arising from an increase in net realizable value, is recognized as a reduction in the amount of general and administrative expenses in the year in which the reversal occurs.

Provision for obsolescence is primarily based on the estimated forecast of future usage of these inventory items.

i.Prepaid expenses

Prepaid expenses are amortized over their future beneficial periods using the straight-line method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

j.Assets held for sale

Assets (or disposal groups) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

Assets that meet the criteria to be classified as held for sale are reclassified from property and equipment and depreciation on such assets is ceased.

k.Intangible assets

Intangible assets mainly consist of software. Intangible assets are recognized if it is highly probable that the expected future economic benefits that are attributable to each asset will flow to the Group, and the cost of the asset can be reliably measured.

Intangible assets are stated at cost less accumulated amortization and impairment losses, if any. Intangible assets are amortized over their estimated useful lives. The Group estimates the recoverable value of its intangible assets. When the carrying amount of an intangible asset exceeds its estimated recoverable amount, the asset is written down to its estimated recoverable amount.

Intangible assets except goodwill are amortized using the straight-line method, based on the estimated useful lives of the intangible assets as follows:

Years
Software	3-6
License	3-20
Other intangible assets	1-30

Intangible assets are derecognized on disposal, or when no further economic benefits are expected, either from further use or from disposal. The difference between the carrying amount and the net proceeds received from disposal is recognized in the consolidated statements of profit or loss and other comprehensive income.

l.Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment losses.

The cost of an item of property and equipment includes: (a) purchase price, (b) any costs directly attributable to bringing the asset to its location and condition, and (c) the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property and equipment, except land rights, are depreciated using the straight-line method based on the estimated useful lives of the assets as follows:

Years
Buildings	15-40
Leasehold improvements	2-15
Switching equipment	3-15
Telegraph, telex and data communication equipment	5-15
Transmission installation and equipment	3-25
Satellite, earth station and equipment	3-20
Cable network	5-25
Power supply	3-20
Data processing equipment	3-20
Other telecommunication peripherals	5
Office equipment	2-5
Vehicles	4-8
Customer Premises Equipment (“CPE”) asset	4-5
Other equipment	2-5

Significant expenditures related to leasehold improvements are capitalized and depreciated over the lease term.

The depreciation method, useful life and residual value of an asset are reviewed at least at each financial year-end and adjusted, if appropriate. The residual value of an asset is the estimated amount that the Group would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset is already of the age and in the condition expected at the end of its useful life.

Property and equipment acquired in exchange for a non-monetary asset or for a combination of monetary and non-monetary assets are measured at fair value unless, (i) the exchange transaction lacks commercial substance; or (ii) the fair value of neither the asset received nor the asset given up is reliably measured.

Major spare parts and standby equipment that are expected to be used for more than 12 months are recorded as part of property and equipment.

When assets are retired or otherwise disposed of, their cost and the related accumulated depreciation are derecognized from the consolidated statement of financial position and the resulting gains or losses on the disposal or sale of the property and equipment are recognized in the consolidated statements of profit or loss and other comprehensive income.

Certain computer hardware can not be used without the availability of certain computer software.
In such circumstance, the computer software is recorded as part of the computer hardware. If the computer software is independent from its computer hardware, it is recorded as part of intangible assets.

The cost of maintenance and repairs are charged to the consolidated statements of profit or loss and other comprehensive income as incurred. Significant renewals and betterments are capitalized.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

l.Property and equipment (continued)

Property under construction is stated at cost until the construction is completed, at which time it is reclassified to the property and equipment account to which it relates. During the construction period until the property is ready for its intended use or sale, borrowing costs, which include interest expense and foreign currency exchange differences incurred on loans obtained to finance the construction of the asset, as long as it meets the definition of a qualifying asset are, capitalized in proportion to the average amount of accumulated expenditures during the period. Capitalization of borrowing cost ceases when the construction is completed and the asset is ready for its intended use.

m.Leases

In determining whether an arrangement is, or contains a lease, the Group performs an evaluation over the substance of the arrangement. A lease is classified as a finance lease or operating lease based on the substance, not the form of the contract. Finance lease is recognized if the lease transfers substantially all the risks and rewards incidental to the ownership of the leased asset.

Assets and liabilities under a finance lease are recognized in the consolidated statements of financial position at amounts equal to the fair value of the leased assets or, if lower, the present value of the minimum lease payments. Any initial direct costs of the Group are added to the amount recognized as assets.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the year in which they are incurred.

Leased assets are depreciated using the same method and based on the useful lives as estimated for directly acquired property and equipment. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease terms, the leased assets are fully depreciated over the shorter of the lease terms and their economic useful lives.

Lease arrangements that do not meet the above criteria are accounted for as operating leases for which payments are charged as an expense on the straight-line basis over the lease period.

n.Deferred charges - land rights

Costs incurred to process the initial legal land rights are recognized as part of the property and equipment and are not amortized.  Costs incurred to process the extension or renewal of legal land rights are deferred and amortized using the straight-line method over the shorter of the legal term of the land rights or the economic life of the land.

o.Trade payables

Trade payables are obligations to pay for goods or services that have been acquired from suppliers in the ordinary course of business. Trade payables are classified as current liabilities if the payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

p.Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of profit or loss and other comprehensive income over the period of the borrowings using the effective interest method.

Fees paid on obtaining loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facilities will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facilities to which it relates.

q.Foreign currency translations

The functional currency and the recording currency of the Group are both the Indonesian rupiah, except for the functional currency of Telekomunikasi Indonesia International Pte. Ltd., Hong Kong, Telekomunikasi Indonesia International Pte. Ltd., Singapore, Telekomunikasi Indonesia International Inc., USA and Telekomunikasi Indonesia International S.A., Timor Leste whose functional currency is maintained in U.S. dollars and Telekomunikasi Indonesia International, Pty. Ltd., Australia whose functional currency is maintained in Australian dollars, TS Global Network Sdn. Bhd. And Telekomunikasi Indonesia International Sdn. Bhd. whose functional currency is Malaysian ringgit. Transactions in foreign currencies are translated into Indonesian rupiah at the rates of exchange prevailing at transaction date. At the consolidated statements of financial position dates, monetary assets and liabilities denominated in foreign currencies are translated into Indonesian rupiah based on the buy and sell rates quoted by Reuters prevailing at the consolidated statements of financial position dates, as follows (in full amount):

	September 30, 2018		December 31, 2017
	Buy	Sell	Buy	Sell
Dolar A.S. (“US$”) 1	14,900	14,903	13,565	13,570
Dolar Australia (“AU$”) 1	10,749	10,758	10,592	10,598
Euro 1	17,275	17,287	16,231	16,242
Yen Jepang 1	131.36	131.40	120.48	120.55
Ringgit Malaysia (“MYR”) 1	3,559	3,604	3,520	3,526

The resulting foreign exchange gains or losses, realized and unrealized, are credited or charged to the consolidated statements of profit or loss and other comprehensive income of the current year, except for foreign exchange differences incurred on borrowings during the construction of qualifying assets which are capitalized to the extent that the borrowings can be attributed to the construction of those qualifying assets (Note 2l).

r.Revenue and expense recognition

i.Cellular revenues

Revenues from postpaid service, which consist of usage and monthly charges, are recognized as follows:

•	Airtime and charges for value added services are recognized based on usage by subscribers.
•	Monthly subscription charges are recognized as revenues when incurred by subscribers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

i.Cellular revenues (continued)

Revenues from prepaid service, which consist of the sale of starter packs (also known as SIM cards and start-up load vouchers) and pulse reload vouchers, are recognized initially as unearned income and recognized as revenue based on total of successful calls made and the value added services used by the subscribers or the expiration of the unused stored value of the voucher.

ii.Fixed line telephone revenues

Revenues from usage charges are recognized as customers incur the charges. Monthly subscription charges are recognized as revenues when incurred by subscribers.

Revenues from fixed line installations are deferred and recognized as revenue on the straight-line basis over the expected term of the customer relationships. Based on reviews of historical information and customer trends, the Company determined the term of the customer relationships is 23 years.

iii.Interconnection revenues

Revenues from network interconnection with other domestic and international telecommunications carriers are recognized monthly on the basis of the actual recorded traffic for the month. Interconnection revenues consist of revenues derived from other operators’ subscriber calls to the Group’s  subscribers (incoming) and calls between subscribers of other operators through the Group’s network (transit).

iv.Data, internet, and information technology service revenues

Revenues from data communication and internet are recognized based on service activity and performance which are measured by the duration of internet usage or based on the fixed amount of charges depending on the arrangements with customers.

Revenues from sales, installation and implementation of computer software and hardware, computer data network installation service and installation are recognized when the goods are delivered to customers or the installation takes place.

Revenue from computer software development service is recognized using the percentage-of-completion method.

v.Network revenues

Revenues from network consist of revenues from leased lines and satellite transponder leases which are recognized over the period in which the services are rendered.

vi.Other revenues

Revenues from sales of peripherals or other telecommunications equipments are recognized when delivered to customers.

Revenues from telecommunication tower leases are recognized on straight-line basis over the lease period in accordance with the agreement with the customers.

Revenues from other services are recognized when services are rendered to customers.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

r.Revenue and expense recognition (continued)

vii.Multiple-element arrangements

Where two or more revenue-generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of accounting is accounted for separately. The total revenue is allocated to each separately identifiable component based on the relative fair value of each component and the appropriate revenue recognition criteria are applied to each component as described above.

viii.Agency relationship

Revenues from an agency relationship are recorded based on the gross amount billed to the customers when the Group acts as principal in the sale of goods and services. Revenues are recorded based on the net amount retained (the amount paid by the customer less amount paid to the suppliers) when, in substance, the Group has acted as agent and earned commission from the suppliers of the goods and services sold.

ix.Customer loyalty programme

The Group operates a loyalty programme, which allows customers to accumulate points for every certain multiple of the telecommunication services usage. The points can be redeemed in the future for free or discounted products or services, provided other qualifying conditions are achieved.

Consideration received is allocated between the telecommunication services and the points issued, with the consideration allocated to the points equal to their fair value. Fair value of the points is determined based on historical information about redemption rate of award points. Fair value of the points issued is deferred and recognized as revenue when the points are redeemed or expired.

x.Expenses

Expenses are recognized as they are incurred.

s.Employee benefits

i.  Short-term employee benefits

All short-term employee benefits which consist of salaries and related benefits, vacation pay, incentives and other short-term benefits are recognized as expense on undiscounted basis when employees have rendered service to the Group.

ii.Post-employment benefit plans and other long-term employee benefits

Post-employment benefit plans consist of funded and unfunded defined benefit pension plans, defined contribution pension plan, other post-employment benefits, post-employment health care benefit plan, defined contribution health care benefit plan and obligations under the Labor Law.

Other long-term employee benefits consist of Long Service Awards (“LSA”), Long Service Leave (“LSL”), and pre-retirement benefits.

The cost of providing benefits under post-employment benefit plans and other long-term employee benefits calculation is performed by an independent actuary using the projected unit credit method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

ii.Post-employment benefit plans and other long-term employee benefits (continued)

The net obligations in respect of the defined pension benefit plans and post-retirement health care benefit plans are calculated at the present value of estimated future benefits that the employees have earned in return for their service in the current and prior periods less the fair value of plan assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of Government bonds that are denominated in the currencies in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligation. Government bonds are used as there are no deep markets for high quality corporate bonds.

Plan assets are assets owned by defined benefit pension plan and post-retirement health care benefits plan as well as qualifying insurance policy. The assets are measured at their fair value as of reporting dates. The fair value of qualifying insurance policy is deemed to be the present value of the related obligations (subject to any reduction required if the amounts receivable under the insurance policies are not recoverable in full).

Remeasurement, comprising of actuarial gain and losses, the effect of the asset ceiling (excluding amounts included in net interest on the net defined benefit liability (asset)) and the return on plan assets (excluding amounts included in net interest on the net defined benefit liability (asset)) are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately in profit or loss on the earlier of:

•	The date of plan amendment or curtailment; and
•	The date that the Group recognized restructuring-related costs.

Net interest is calculated by applying the discount rate to the net defined benefit liability or assets.

Gain or losses on curtailment are recognized when there is a commitment to make a material reduction in the number of employees covered by a plan or when there is an amendment of defined benefit plan terms such as that a material element of future services to be provided by current employees will no longer qualify for benefits, or will qualify only for reduced benefits.

Gain or losses on settlement are recognized when there is a transaction that eliminates all further legal or constructive obligation for part or all of the benefits provided under a defined benefit plan (other than the payment of benefit in accordance with the program and included in the actuarial assumptions).

For defined contribution plans, the regular contributions constitute net periodic costs for the period in which they are due and, as such are included in “Personnel Expenses” as they become payable.

iii.  Share-based payments

The Company operates an equity-settled, share-based compensation plan. The fair value of the employees’ services rendered which are compensated with the Company’s shares is recognized as an expense in the consolidated statements of profit or loss and other comprehensive income and credited to additional paid-in capital at the grant date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

s.Employee benefits (continued)

iv.Early retirement benefits

Early retirement benefits are accrued at the time the Company and subsidiaries makes a commitment to provide early retirement benefits as a result of an offer made in order to encourage voluntary redundancy. A commitment to a termination arises when, and only when a detailed formal plan for the early retirement cannot be withdrawn.

t.Income tax

Current and deferred income taxes are recognized as income or an expense and included in the consolidated statements of profit or loss and other comprehensive income, except to the extent that the tax arises from a transaction or event which is recognized directly in equity, in which case, the tax is recognized directly in equity.

Current tax assets and liabilities are measured at the amounts expected to be recovered or paid using the tax rates and tax laws that have been enacted at each reporting date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. Where appropriate, management establishes provisions based on the amounts expected to be paid to the Tax Authorities.

The Group recognizes deferred tax assets and liabilities for temporary differences between the financial and tax bases of assets and liabilities at each reporting date. The Group also recognizes deferred tax assets resulting from the recognition of future tax benefits, such as the benefit of tax losses carried forward to the extent their future realization is probable. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates and tax laws at each reporting date which are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The carrying amount of deferred tax asset is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow the benefit of part or all of that deferred tax asset to be utilized. Tax deduction from the reversal of deferred tax assets is excluded from the estimation of future taxable income.

Deferred tax assets and liabilities are offset in the consolidated statements of financial position, except if these are for different legal entities, in the same manner the current tax assets and liabilities are presented.

Amendment to taxation obligation is recorded when an assessment letter (“Surat Ketetapan Pajak” or “SKP”) is received or, if appealed against, when the results of the appeal are determined. The additional taxes and penalty imposed through an SKP are recognized in the current year profit or loss, unless objection/appeal is taken. The additional taxes and penalty imposed through the SKP are deferred as long as they meet the asset recognition criteria.

Indonesian tax regulations impose final tax on several types of transactions based on the gross value of the transaction. Therefore, final tax which is charged based on the such transaction remains subject to tax even though the tax payer incurred a loss on the transaction. Refer to PSAK No. 46 revised, final tax is not required in scope of PSAK No. 46.

Final income tax on construction services and lease is presented as part of “Other Expenses”.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments

The Group classifies financial instruments into financial assets and financial liabilities. Financial assets and liabilities are recognized initially at fair value including transaction costs. These are subsequently measured either at fair value or amortized cost using the effective interest method in accordance with their classification.

i.	Financial assets

The Group classifies its financial assets as (i) financial assets at fair value through profit or loss, (ii) loans and receivables, (iii) held-to-maturity investment or (iv) available-for-sale financial assets. The classification depends on the purpose for which the financial assets are acquired. Management determines the classification of financial assets at initial recognition.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the assets.

The Group’s financial assets include cash and cash equivalents, other current financial assets, trade receivables and other receivables, other non-current financial assets, and available-for-sale investments.

a.	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking. Gains or losses arising from changes in fair value of the trading securities are presented as other (expenses)/income in consolidated statements of profit or loss and other comprehensive income in the period in which they arise.

No financial assets were classified as financial assets at fair value through profit or loss as of September 30, 2018 and December 31, 2017.

b.  Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Loans and receivables consist of, among other, cash and cash equivalents, other current financial assets,  trade and other receivables, and other non-current assets (long-term trade receivables and restricted cash).

These are initially recognized at fair value including transaction costs and subsequently measured at amortized cost, using the effective interest method.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

i.	Financial assets (continued)

c.	Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities on which management has the positive intention and ability to hold to maturity, other than:

a)	those that the Group, upon initial recognition, designates as at fair value through profit or loss;
b)	those that the Group designates as available-for-sale; and
c)	those that meet the definition of loans and receivables.

No financial assets were classified as held-to-maturity investments as of
September 30, 2018 and December 31, 2017.

d.	Available-for-sale financial assets

Available-for-sale investments are non-derivative financial assets that are intended to be held for indefinite periods of time, which may be sold in response to needs for liquidity or changes in interest rates, exchange rates or that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss. Available-for-sale investments primarily consist of mutual funds, corporate and government bonds and capital stock,  which are recorded as part of “Other Current Financial and Assets” and “Long-Term Investsments” in the consolidated statements of financial position.

Available-for-sale investments are stated at fair value. Unrealized holding gain or losses on available-for-sale investments are excluded from income of the current period and are reported as a separate component in the equity section of the consolidated statements of financial position until realized. Realized gain or losses from the sale of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income, and are determined on the specific identification basis.

ii.	Financial liabilities

The Group classifies its financial liabilities as (i) financial liabilities at fair value through profit or loss or (ii) financial liabilities measured at amortized cost.

The Group’s financial liabilities include trade and other payables, accrued expenses, and interest-bearing loans, other borrowings and other liabilities.  Interest-bearing loans consist of short-term bank loans, two-step loans, bonds, long-term bank loans and obligations under finance leases.

a.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities classified as held for trading. A financial liability is classified as held for trading if it is incurred principally for the purpose of selling or repurchasing it in the near term and for which there is evidence of a recent actual pattern of short-term profit taking.

No financial liabilities were categorized as held for trading as of September 30, 2018 and December 31, 2017.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

ii.	Financial liabilities (continued)

b.Financial liabilities measured at amortized cost

Financial liabilities that are not classified as liabilities at fair value through profit or loss fall into this category and are measured at amortized cost. Financial liabilities measured at amortized cost are trade and other payables, accrued expenses, and interest-bearing loans, other borrowings, and other liabilities. Interest-bearing loans consist of short-term bank loans, two-step loans, bonds, long-term bank loans and obligations under finance leases.

iii.	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the consolidated statements  of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle them on a net basis, or realize the assets and settle the liabilities simultaneously. The right of set-off must not be contingent on a future event and must be legally enforceable in all of the following circumstances:

a.	the normal course of business;
b.	the event of default; and
c.	the event of insolvency or bankruptcy of the Group and all of the counterparties.

iv.	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or liability settled, in an arm’s length transaction.

The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 37.

v.Impairment of financial assets

The Group assesses the impairment of financial assets if there is objective evidence that a loss event has a negative impact on the estimated future cash flows of the financial assets. Impairment is recognized when the loss can be reliably estimated. Losses expected as a result of future events, no matter how likely, are not recognized.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

u.Financial instruments (continued)

v.Impairment of financial assets (continued)

For financial assets carried at amortized cost, the Group first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in the collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in profit or loss.

For available-for-sale financial assets, the Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is recognized in profit or loss as an impairment loss. The amount of the cumulative loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized.

vi.Derecognition of financial instrument

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when the Group transfers substantially all the risks and rewards of ownership of the financial asset.

The Group derecognizes a financial liability when the obligation specified in the contract is discharged or cancelled or has expired.

v.	Sukuk Ijarah

Sukuk Ijarah issued by the Group is recognized at nominal value, adjusted to the premium or discount and related transaction costs. The difference between the carrying amount and the nominal value is amortized on a straight-line basis over the period of the sukuk and is recognized in the income statement as the sukuk issuance expense.

Sukuk Ijarah, after adjusting for premium or discount and unamortized transaction costs, is presented as part of liabilities.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

w. Treasury stock

Reacquired Company shares of stock are accounted for at their reacquisition cost and classified as “Treasury Stock” and presented as a deduction in equity. The cost of treasury stock sold/transferred is accounted for using the weighted average method. The portion of treasury stock transferred for employee stock ownership program is accounted for at its fair value at grant date. The difference between the cost and the proceeds from the sale/transfer of treasury stock is credited to “Additional Paid-in Capital”.

x.Dividends

Dividend for distribution to the stockholders is recognized as a liability in the consolidated financial statements in the year in which the dividend is approved by the stockholders. The interim dividend is recognized as a liability based on the Board of Directors’ decision supported by the approval from the Board of Commissioners.

y.Basic and diluted earnings per share and earnings per ADS

Basic earnings per share is computed by dividing profit for the year attributable to owners of the parent company by the weighted average number of shares outstanding during the year. Income per ADS is computed by multiplying the basic earnings per share by 100, the number of shares represented by each ADS.

The Company does not have potentially dilutive financial investments.

z.Segment information

The Group's segment information is presented based upon identified operating segments. An operating segment is a component of an entity: a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity); b) whose operating results are regularly reviewed by the Group’s Chief Operating Decision Maker (“CODM”) i.e., the Directors, to make decisions about resources to be allocated to the segment and assess its performance; and c) for which discrete financial information is available.

aa.Provision

Provisions are recognized when the Group has present obligations (legal or constructive) arising from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and the amount can be measured reliably.

Provisions for onerous contracts are recognized when the contract becomes onerous for the lower of the cost of fulfilling the contract and any compensation or penalties arising from failure to fulfill the contract.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ab.  Impairment of non-financial assets

At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If such indication exists, the recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the Cash-Generating Unit (“CGU”) to which the asset belongs (“the asset’s CGU”).

The recoverable amount of an asset (either individual asset or CGU) is the higher of the asset’s fair value less costs to sell and its value in use (“VIU”). Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing the value in use, the estimated net future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, the Group uses an appropriate valuation model to determine the fair value of the asset. These calculations are corroborated by valuation multiples or other available fair value indicators.

Impairment losses of continuing operations are recognized in profit or loss as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income.

At the end of each reporting period, the Group assesses whether there is any indication that previously recognized impairment losses for an asset, other than goodwill, may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss for an asset, other than goodwill, is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited such that the carrying amount of the asset does not exceed its recoverable amount, nor exceeds the carrying amount that would have been determined, net of depreciation, had no impairment been recognized for the asset in prior periods. Reversal of an impairment loss is recognized in profit or loss.

Goodwill is tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment loss relating to goodwill can not be reversed in future periods.

ac.Critical accounting estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

i.Retirement benefits

The present value of the retirement benefit obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate and return on investment (ROI). Any changes in these assumptions will impact the carrying amount of the retirement benefit obligations.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ac.Critical accounting estimates and assumptions (continued)

i.Retirement benefits (continued)

The Group determines the appropriate discount rate at the end of each reporting period. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the obligations. In determining the appropriate discount rate, the Group considers the interest rates of Government bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related retirement benefit obligations.

If there is an improvement in the ratings of such Government bonds or a decrease in interest rates as a result of improving economic conditions, there could be a material impact on the discount rate used in determining the post-employment benefit obligations.

Other key assumptions for retirement benefit obligations are based in part on current market conditions. Additional information is disclosed in Notes 29 and 30.

ii.Useful lives of property and equipment

The Group estimates the useful lives of its property and equipment based on expected asset utilization, considering strategic business plans, expected future technological developments and market behavior. The estimates of useful lives of property and equipment are based on the Group’s collective assessment of industry practice, internal technical evaluation and experience with similar assets.

The Group reviews its estimates of useful lives at least each financial year-end and such estimates are updated if expectations differ from previous estimates due to changes in expectation of physical wear and tear, technical or commercial obsolescence and legal or other limitations on the continuing use of the assets. The amounts of recorded expenses for any year will be affected by changes in these factors and circumstances. A change in the estimated useful lives of the property and equipment is a change in accounting estimates and is applied prospectively in profit or loss in the period of the change and future periods.

Details of the nature and carrying amounts of property and equipment are disclosed in Note 9.

iii.Provision for impairment of receivables

The Group assesses whether there is objective evidence that trade and other receivables have been impaired at the end of each reporting period. Provision for impairment of receivables is calculated based on a review of the current status of existing receivables and historical collection experience. Such provisions are adjusted periodically to reflect the actual and anticipated experience. Details of the nature and carrying amounts of provision for impairment of receivables are disclosed in Note 5.

iv.Income taxes

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made. Details of the nature and carrying amounts of income tax are disclosed in Note 26.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

3.   CASH AND CASH EQUIVALENTS

		September 30, 2018		December 31, 2017
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Cash on hand	Rp	-	57	-	12
Cash in banks
Related parties
PT Bank Mandiri (Persero) Tbk (“Bank Mandiri”)	Rp	-	993	-	1,481
	US$	23	337	27	367
	JPY	7	1	7	1
	EUR	1	19	1	17
	HKD	1	3	1	2
	AUD	0	0	0	0
PT Bank Negara Indonesia (Persero) Tbk (“BNI”)	Rp	-	909	-	968
	US$	8	116	1	13
	EUR	0	0	0	6
	SGD	0	0	0	0
PT Bank Rakyat Indonesia (Persero) Tbk (“BRI”)	Rp	-	269	-	466
	US$	5	71	6	82
Others	Rp	-	40	-	21
	US$	-	-	0	1
Sub-total			2,758		3,425

Third parties
PT Bank Permata Tbk (“Bank Permata”)	Rp	-	290	-	278
	US$	0	1	0	2
The Hongkong and Shanghai Banking
Corporation Ltd. (“HSBC”)	US$	17	253	14	184
	HKD	8	15	4	6
Standard Chartered Bank (“SCB”)	Rp	-	0	-	0
	US$	10	148	11	154
	SGD	3	33	0	1
PT Bank UOB Indonesia ("UOB")	Rp	-	85	-	22
	US$	0	32	0	15
	SGD	1	12	0	2
	MYR	2	9	0	8
Others (each below Rp75 billion)	Rp	-	191	-	362
	US$	9	104	4	46
	EUR	1	23	1	20
	MYR	7	18	0	0
	SGD	1	-	0	0
	TWD	13	6	8	4
	AUD	0	2	0	1
	HKD	0	0	0	0
	MOP	0	0	0	0
Sub-total			1,222		1,105

Total cash in banks			3,980		4,530

Time deposits
Related parties
PT Bank Tabungan Negara (Persero) Tbk
(“Bank BTN”)	Rp	-	1,380	-	2,958
BRI	Rp	-	1,015	-	4,954
	US$	44	656	15	203
BNI	Rp	-	809	-	5,315
	US$	44	649	9	116
Bank Mandiri	Rp	-	395	-	446
	US$	31	460	-	-
Others	Rp	-	5	-	-
Sub-total			5,369		13,992

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

3.   CASH AND CASH EQUIVALENTS (continued)

		September 30, 2018		December 31, 2017
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits (continued)
Third parties
PT Bank Pembangunan Daerah Jawa Barat
dan Banten Tbk (“BJB”)	Rp	-	1,020	-	1,726
PT Bank Mega Tbk (“Bank Mega”)	Rp	-	255	-	1,243
PT Bank OCBC NISP Tbk (“OCBC NISP”)	Rp	-	100	-	1,200
PT Bank Tabungan Pensiunan Nasional Tbk
(“BTPN”)	Rp	-	601	-	676
	US$	16	243	30	401
PT Bank CIMB Niaga Tbk
(“Bank CIMB Niaga”)	Rp	-	740	-	600
	US$	-	-	2	31
PT Bank UOB Indonesia (“UOB”)	US$	34	505	20	263
PT Bank Permata Tbk	Rp	-	200	-	-
PT Bank Muamalat Indonesia Tbk	Rp	-	75	-	91
SCB	US$	14	212	10	136
PT Bank Bukopin Tbk (“Bank Bukopin”)	Rp	-	184	-	22
PT Bank ANZ Indonesia (”ANZ”)	Rp	-	-	-	5
	US$	-	-	5	73
Others	Rp	-	82	-	97
	MYR	12	43	14	47

Sub-total			4,260		6,611

Total time deposits			9,629		20,603

Total			13,666		25,145

Interest rates per annum on time deposits are as follows:

	September 30, 2018	December 31, 2017
Rupiah	3.20%-8.00%	2.85%-8.50%
Foreign currency	0.40%-1.75%	0.40%-1.75%

The related parties in which the Group places its funds are state-owned banks. The Group placed the majority of its cash and cash equivalents in these banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State.

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

4.OTHER CURRENT FINANCIAL ASSETS

		September 30, 2018		December 31, 2017
		Balance		Balance
		Original		Original
		currency	Rupiah	currency	Rupiah
	Currency	(in millions)	equivalent	(in millions)	equivalent
Time deposits
Related parties
BRI	Rp	-	-	-	2
Third parties
SCB	US$	8	120	8	109
UOB	US$	-	-	14	191
Others	Rp	-	18	-	23
	US$	3	45	-	-
Total time deposits			183		325

Available-for-sale financial assets
Related parties
PT Mandiri Manajemen Investasi	Rp	-	379	-	711
PT Bahana TCW Investment Management
(“Bahana TCW”)	Rp	-	119	-	360
Others	Rp	-	-	-	80
Sub-total			498		1,151

Third parties	Rp	-	-	-	17

Total available-for-sale financial assets			498		1,168

Escrow accounts	Rp	-	182	-	318
	US$	-	0	6	78
	MYR	5	17	5	15
Others	Rp	-	402	-	263
	US$	-	-	0	6
	MYR	0	0	0	-
Total			1,282		2,173

The time deposits have maturities of more than three months but not more than one year, with interest rates as follows:

	September 30, 2018	December 31, 2017
Rupiah	7.00%	6.00%-7.00%
Foreign currency	1.67%-1.92%	1.38%-1.64%

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.TRADE RECEIVABLES

Trade receivables arise from services provided to both retail and non-retail customers, with details as follows:

a.By debtor

(i)	Related parties

	September 30, 2018	December 31, 2017
State-owned enterprise	1,498	721
Indonusa	543	465
PT Indosat Tbk ("Indosat")	202	372
Others	780	670
Total	3,023	2,228
Provision for impairment of receivables	(488)	(683)
Net	2,535	1,545

(ii)	Third parties

	September 30, 2018	December 31, 2017
Individual and business subscribers	18,567	9,808
Overseas international carriers	1,034	1,517
Total	19,601	11,325
Provision for impairment of receivables	(4,617)	(3,648)
Net	14,984	7,677

b.By age

(i)	Related parties

	September 30, 2018	December 31, 2017
Up to 3 months	1,809	1,405
3 to 6 months	248	100
More than 6 months	966	723
Total	3,023	2,228
Provision for impairment of receivables	(488)	(683)
Net	2,535	1,545

(ii)Third parties

	September 30, 2018	December 31, 2017
Up to 3 months	13,593	6,809
3 to 6 months	1,420	688
More than 6 months	4,588	3,828
Total	19,601	11,325
Provision for impairment of receivables	(4,617)	(3,648)
Net	14,984	7,677

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.TRADE RECEIVABLES  (continued)

b.By age  (continued)

(iii)Aging of total trade receivables

	September 30, 2018		December 31, 2017
		Provision for		Provision for
		impairment of		impairment of
	Gross	receivables	Gross	receivables
Not past due	12,995	248	6,788	920
Past due up to 3 months	2,407	209	1,426	281
Past due more than 3 to 6 months	1,668	327	788	258
Past due more than 6 months	5,554	4,321	4,551	2,872
Total	22,624	5,105	13,553	4,331

The Group has made provision for impairment of trade receivables based on the collective assessment of historical impairment rates and individual assessment of its customers’ credit history. The Group does not apply a distinction between related party and third party receivables in assessing amounts past due. As of September 30, 2018 and December 31, 2017, the carrying amounts of trade receivables of the Group considered past due but not impaired amounted to Rp4,772 billion and Rp3,354 billion, respectively. Management believes that receivables past due but not impaired, along with trade receivables that are neither past due nor impaired, are due from customers with good credit history and are expected to be recoverable.

c.By currency

(i)Related parties

	September 30, 2018	December 31, 2017
Rupiah	3,018	2,187
U.S. dollar	5	41
Others	-	0
Total	3,023	2,228
Provision for impairment of receivables	(488)	(683)
Net	2,535	1,545

(ii) Third parties

	September 30, 2018	December 31, 2017
Rupiah	16,660	10,300
U.S. dollar	2,867	968
Australian dollar	21	19
Others	53	38
Total	19,601	11,325
Provision for impairment of receivables	(4,617)	(3,648)
Net	14,984	7,677

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

5.TRADE RECEIVABLES  (continued)

d.  Movements in the provision for impairment of receivables

	September 30, 2018	December 31, 2017
Beginning balance	4,331	2,990
Provision recognized during the period
(Note 25)	1,199	1,494
Receivables written off	(425)	(153)
Ending balance	5,105	4,331

The receivables written off relate to both related party and third party trade receivables.

Management believes that the provision for impairment of trade receivables is adequate to cover losses on uncollectible trade receivables.

As of September 30, 2018, certain trade receivables of the subsidiaries amounting to
Rp7,833    billion have been pledged as collateral under lending agreements (Notes 15 and 16c).

Refer to Note 31 for details of related parties transactions.

6.INVENTORIES

	September 30, 2018	December 31, 2017
Components	394	447
SIM Cards and blank prepaid vouchers	132	168
Others	311	69
Total	837	684
Provision for obsolescence
Components	(23)	(24)
SIM Cards and blank prepaid vouchers	(29)	(29)
Others	0	0
Total	(52)	(53)
Net	785	631

Movements in the provision for obsolescence are as follows:

	September 30, 2018	December 31, 2017
Beginning balance	53	47
Provision recognized during the period	3	6
Inventory written off	(4)	-
Ending balance	52	53

The inventories recognized as expense and included in operations, maintenance, and telecommunication service expenses as of September 30, 2018 and 2017 amounted to Rp2,155  billion and Rp1,993 billion, respectively (Note 24).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

6.INVENTORIES  (continued)

Management believes that the provision is adequate to cover losses from decline in inventory value due to obsolescence.

Certain inventories of the subsidiaries amounting to Rp231 billion have been pledged as collateral under lending agreements (Notes 15, 16b and 16c).

As of September 30, 2018 and December 31, 2017, modules and components held by the Group with book value amounting to Rp125 billion and Rp143 billion, respectively, have been insured against fire, theft, and other specific risks. Modules are recorded as part of property and equipment. Total sum insured as of September 30, 2018 and December 31, 2017 amounted to Rp176 biliion and Rp256 billion, respectively.

Management believes that the insurance coverage is adequate to cover potential losses of inventories arising from the insured risks.

7.OTHER CURRENT ASSETS

	September 30, 2018	December 31, 2017
Frequency license (Note 34c.i)	3,867	3,760
Prepaid rental	2,085	1,349
Advances	1,575	1,156
Prepaid salaries	364	227
Advance to employee	124	35
Others	640	656
Total	8,655	7,183

Refer to Note 31 for details of related parties transactions.

8.LONG-TERM INVESTMENTS

The Group has investments in several entities as follows:

	September 30, 2018
	Percentage of ownership	Beginning balance	Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments in
associated companies:
Tiphone[a]	24.00	1,539	-	69	(9)	(20)	1,579
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	18	-	(21)	-	-	(3)
PT Integrasi Logistik
Cipta Solusi (“ILCS”)[d]	49.00	43	-	1	-	-	44
PT Graha Sakura
Nusantara (“GSN”)[e]	45.00	14	-	-	-	-	14
Cellum[f]	30.40	-	84	(4)	-	-	80
Others[g]	25.00-32.00	4	-	0	-	0	4
Sub-total		1,839	84	45	(9)	(20)	1,939
Other long-term
investments		309	190	-	-	-	499
Total long-term
investments		2,148	274	45	(9)	(20)	2,438

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2018:

	Tiphone*	Indonusa**	Teltranet	ILCS	GSN	Cellum	Others
Statements of financial position
Current assets	7,751	307	264	138	187	38	178
Non-current assets	719	415	119	36	-	27	598
Current liabilities	(1,519)	(877)	(149)	(82)	(154)	(27)	(667)
Non-current liabilities	(3,225)	(177)	(240)	(2)	-	(18)	(1,864)
Equity (deficit)	3,726	(332)	(6)	90	33	20	(1,755)

Statements of profit or loss and other
comprehensive income
Revenues	14,129	692	166	110	5	13	57
Operating expenses	(13,215)	(333)	(213)	(108)	(2)	(38)	(173)
Other income (expenses) including
finance costs - net	(510)	(364)	(9)	0	-	-	(15)
Profit (loss) before tax	404	(5)	(56)	2	3	(25)	(131)
Income tax benefit (expense)	(103)	-	14	-	-	-	-
Profit (loss) for the period	301	(5)	(42)	2	3	(25)	(131)
Other comprehensive income (loss)	(82)	-	-	-	-	-	-
Total comprehensive income (loss)
for the period	219	(5)	(42)	2	3	(25)	(131)

*Using financial information as of June 30, 2018 and for the period ended

**Using financial information as of December 31, 2017 and for the year ended

	Desember 31, 2017
	Percentage of ownership	Beginning balance	Additions (deductions)	Share of net profit (loss)	Dividend	Share of other comprehensive income	Ending balance
Long-term investments in
associated companies:
Tiphone[a]	24.00	1,488	-	80	(28)	(1)	1,539
Indonusa[b]	20.00	221	-	-	-	-	221
Teltranet[c]	51.00	38	-	(20)	-	-	18
ILCS[d]	49.00	42	-	1	-	-	43
GSN[e]	45.00	-	14	0	-	-	14
Others[g]	25.00-49.00	-	4	(0)	-	(0)	4
Sub-total		1,789	18	61	(28)	(1)	1,839
Other long-term investments		58	251	-	-	-	309
Total long-term investments		1,847	269	61	(28)	(1)	2,148

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

8.LONG-TERM INVESTMENTS (continued)

Summarized financial information of the Group’s investments accounted under the equity method for 2017:

	Tiphone	Indonusa	Teltranet	ILCS	GSN	Others
Statements of financial position
Current assets	8,084	307	174	145	1	190
Non-current assets	994	415	101	32	185	606
Current liabilities	(2,107)	(877)	(149)	(87)	(27)	(724)
Non-current liabilities	(3,255)	(177)	(90)	(2)	(129)	(1,882)
Equity (deficit)	3,716	(332)	36	88	30	(1,810)
Statements of profit or loss and other comprehensive income
Revenues	27,914	692	209	122	0	106
Operating expenses	(27,217)	(333)	(255)	(116)	(0)	(287)
Other income (expenses) including finance costs - net	(246)	(364)	(5)	(4)	(0)	(19)
Profit (loss) before tax	451	(5)	(51)	2	0	(200)
Income tax benefit (expense)	(116)	-	13	1	-	-
Profit (loss) for the year	335	(5)	(38)	3	0	(200)
Other comprehensive income (loss)	(3)	-	(0)	(0)	-	-
Total comprehensive income (loss) for the year	332	(5)	(38)	3	0	(200)

aTiphone was established on June 25, 2008 as PT Tiphone Mobile Indonesia Tbk. Tiphone is engaged in the telecommunication equipment business, such as celullar phone including spare parts, accessories, pulse reload vouchers, repair service and content provider through its subsidiaries. On September 18, 2014, the Company through PINS acquired 25% ownership in Tiphone for Rp1,395 billion.

As of September 30, 2018 and December 31, 2017, the fair value of the investment amounted to Rp1,290 billion and
Rp1,755 billion, respectively. The fair value was calculated by multiplying the number of shares by the published price quotation as of September 30, 2018 and December 31, 2017 amounting to  Rp735 and Rp1,000 per share, respectively.

Reconciliation of financial information to the carrying amount of long-term investment in Tiphone as of
December 31, 2017 is as follows:

2017
Assets	9,078
Liabilities	(5,362)
Net assets	3,716
Group’s proportionate share of net assets (24.00% in 2017)	892
Goodwill	647
Carrying amount of long-term investment	1,539

bIndonusa had been a subsidiary of the Company until 2013 when the Company disposed 80% of its interest in Indonusa.
On May 14, 2014, based on the Circular Resolution of the Stockholders of Indonusa as covered by notarial deed No. 57 dated April 23, 2014 of FX Budi Santoso Isbandi, S.H., which was approved by the MoLHR in its Letter
No. AHU-02078.40.20.2014 dated April 29, 2014, Indonusa’s stockholders approved an increase in its issued and fully paid capital by Rp80 billion. The Company waived its right to own the new shares issued and transferred it to Metra, as the result, Metra’s ownership in Indonusa increased to 4.33% and the Company’s ownership become 15.67%.

c    Investment in Teltranet is accounted for under the equity method, which covered by an agreement between Metra and Telstra Holding Singapore Pte. Ltd. dated August 29, 2014. Teltranet is engaged in communication system services. Metra does not have control to determine the financial and operating policies of Teltranet.

d  ILCS is engaged in providing E-trade logistic services and other related services.

e    On August 31, 2017, NSI and third party established GSN which engaged in real estate, residential and apartment marketing business.

f    Investment in Cellum is accounted for under the equity method, which covered by a conditional shares subscription agreement between Metranet and Cellum in January 30, 2018. Cellum is a company which engaged in mobile payment and commerce services.

g The unrecognized share of losses in other investments until the nine months period ended September 30, 2018 are
Rp289 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.   PROPERTY AND EQUIPMENT

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	September 30, 2018
At cost:
Directly acquired assets
Land rights	1,519	46	31	-	3	1,599
Buildings	9,802	43	29	-	1,636	11,510
Leasehold improvements	1,257	-	13	(11)	80	1,339
Switching equipment	18,463	-	698	(1,502)	35	17,694
Telegraph, telex and data communication
equipment	1,583	-	-	-	-	1,583
Transmission installation and equipment	133,797	-	1,879	(5,865)	8,678	138,489
Satellite, earth station and equipment	9,300	-	2,424	(2)	282	12,004
Cable network	47,155	-	4,492	(6)	(487)	51,154
Power supply	16,279	13	136	(114)	942	17,256
Data processing equipment	13,294	-	94	(488)	1,025	13,925
Other telecommunication peripherals	1,659	-	1,337	-	(3)	2,993
Office equipment	1,557	43	173	(6)	155	1,922
Vehicles	439	1	109	(1)	16	564
Other equipment	97	-	-	-	(1)	96
Property under construction	4,415	2	13,226	(29)	(14,342)	3,272
Asset under finance lease
Transmission installation and equipment	5,582	-	20	-	-	5,602
Data processing equipment	83	-	-	(82)	-	1
Vehicles	401	-	201	-	-	602
Office equipment	80	-	62	(68)	-	74
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	-	-	215
RSA assets	252	-	-	-	-	252
Total	267,251	148	24,924	(8,174)	(1,981)	282,168

	January 1, 2018	Acquisition	Additions	Deductions	Reclassifications/ Translations	September 30, 2018
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	2,880	-	368	-	29	3,277
Leasehold improvements	823	-	122	(11)	-	934
Switching equipment	14,553	-	1,031	(1,503)	(875)	13,206
Telegraph, telex and data communication
equipment	802	-	390	-	-	1,192
Transmission installation and equipment	69,240	-	8,076	(5,124)	(305)	71,887
Satellite, earth station and equipment	4,334	-	491	(2)	93	4,916
Cable network	17,864	-	1,439	(6)	(747)	18,550
Power supply	11,154	-	1,024	(107)	20	12,091
Data processing equipment	10,236	-	822	(488)	(9)	10,561
Other telecommunication peripherals	602	-	286	-	-	888
Office equipment	1,036	-	196	(5)	28	1,255
Vehicles	226	-	58	-	(18)	266
Other equipment	96	-	-	-	-	96
Asset under finance lease
Transmission installation and equipment	2,638	-	452	-	-	3,090
Data processing equipment	76	-	7	(82)	-	1
Vehicles	66	-	100	-	17	183
Office equipment	80	-	13	(54)	-	39
CPE assets	20	-	-	-	-	20
Power supply	120	-	17	-	-	137
RSA assets	234	-	9	-	-	243
Total	137,080	-	14,901	(7,382)	(1,767)	142,832
Net book value	130,171					139,336

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.PROPERTY AND EQUIPMENT (continued)

	January 1, 2017	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2017
At cost:
Directly acquired assets
Land rights	1,417	40	62	-	-	1,519
Buildings	7,837	39	211	(3)	1,718	9,802
Leasehold improvements	1,116	-	34	(25)	132	1,257
Switching equipment	20,490	69	556	(977)	(1,675)	18,463
Telegraph, telex and data communication
equipment	1,586	-	-	-	(3)	1,583
Transmission installation and equipment	121,552	-	2,420	(4,489)	14,314	133,797
Satellite, earth station and equipment	8,445	573	1,233	(2,202)	1,251	9,300
Cable network	44,791	-	5,715	(694)	(2,657)	47,155
Power supply	15,022	-	222	(456)	1,491	16,279
Data processing equipment	12,515	-	715	(602)	666	13,294
Other telecommunication peripherals	700	-	966	(7)	-	1,659
Office equipment	1,453	11	327	-	(234)	1,557
Vehicles	387	-	65	(13)	-	439
Other equipment	100	-	-	-	(3)	97
Property under construction	4,550	-	20,110	(96)	(20,149)	4,415
Asset under finance lease
Transmission installation and equipment	5,354	-	228	-	-	5,582
Data processing equipment	84	-	-	(1)	-	83
Vehicles	135	-	290	(24)	-	401
Office equipment	76	-	-	(84)	88	80
CPE assets	22	-	-	-	-	22
Power supply	215	-	-	-	-	215
RSA assets	252	-	-	-	-	252
Total	248,099	732	33,154	(9,673)	(5,061)	267,251

	January 1, 2017	Acquisition	Additions	Deductions	Reclassifications/ Translations	December 31, 2017
Accumulated depreciation and
impairment losses:
Directly acquired assets
Buildings	2,435	-	407	-	38	2,880
Leasehold improvements	692	-	149	(23)	5	823
Switching equipment	16,650	-	1,391	(977)	(2,511)	14,553
Telegraph, telex and data communication
equipment	333	-	416	-	53	802
Transmission installation and equipment	62,302	-	10,629	(3,642)	(49)	69,240
Satellite, earth station and equipment	7,098	-	595	(2,202)	(1,157)	4,334
Cable network	20,301	-	1,992	(693)	(3,736)	17,864
Power supply	10,164	-	1,274	(286)	2	11,154
Data processing equipment	9,468	-	1,372	(581)	(23)	10,236
Other telecommunication peripherals	461	-	149	(7)	(1)	602
Office equipment	846	-	189	(9)	10	1,036
Vehicles	168	-	66	(8)	-	226
Other equipment	99	-	1	-	(4)	96
Asset under finance lease
Transmission installation and equipment	2,054	-	584	-	-	2,638
Data processing equipment	44	-	29	(1)	4	76
Vehicles	32	-	47	(13)	-	66
Office equipment	94	-	26	(56)	16	80
CPE assets	19	-	1	-	-	20
Power supply	98	-	22	-	-	120
RSA assets	243	-	13	-	(22)	234
Total	133,601	-	19,352	(8,498)	(7,375)	137,080
Net book value	114,498					130,171

a.	Gain on disposal or sale of property and equipment

	2018	2017
Proceeds from sale of property and equipment	838	369
Net book value	(722)	(281)
Gain on disposal or sale of property and equipment	116	88

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.PROPERTY AND EQUIPMENT (continued)

b.Asset impairment

In 2014, the Group decided to cease its fixed wireless business, and accelerated the depreciation of its fixed wireless assets in 2015.

In 2017, the Company derecognized the fixed wireless asset which fully depreciated with acquisition cost of Rp3,193 billion.

As of December 31, 2016 and 2017, the CGUs that independently generate cash inflows were fixed wireline, cellular and others. Management believes that there is no indication of impairment in the assets as of December 31, 2017.

c.Others

(i)

Interest capitalized to property under construction amounted to Rp483 billion and
Rp253 billion for the nine months period ended September 30, 2018 and 2017, respectively.
The capitalization rate used to determine the amount of borrowing costs eligible for capitalization ranged from 9.90%-11.00%  and 2.69%-11.00% for the nine months period ended
September 30, 2018 and 2017, respectively.

(ii)	No foreign exchange loss was capitalized as part of property under construction for the nine months period ended September 30, 2018 and for the year ended December 31, 2017.

(iii)

As of September 30, 2018 and 2017, the Group obtained proceeds from the insurance claim on lost and broken property and equipment, with a total value of Rp75 billion and
Rp210 billion, respectively, and were recorded as part of “Other Income” in the consolidated statements of profit or loss and other comprehensive income. As of September 30, 2018 and 2017, the net carrying amount of those assets of Rp6 billion and Rp29 billion, respectively, were charged to the consolidated statements of profit or loss and other comprehensive income.

(iv)

Since 2017 until 2018, Telkomsel decided to replace certain equipment units with net carrying amount of Rp716 billion, as part of its modernization program. Accordingly, Telkomsel accelerated the depreciation of such equipment units. The impact of accelerated depreciation was an increase in the depreciation expense for the nine months period ended
September 30, 2018 amounting to Rp136 billion.

In 2018 and 2017, as the impact of technological changes and damages because of the other causes, Telkomsel written off of certain equipment units with net carrying amount of
Rp22 billion and Rp32 billion.

In 2014, the useful lives of Telkomsel’s buildings and transmissions  were changed from
20 years to 40 years, and from 10 years to 15 and 20 years, respectively, to reflect the current economic lives of the buildings and the transmissions. The impact of reduction in depreciation expense for the nine months period ended September 30, 2018 amounting to Rp101 billion. The impact of the changes in the estimated useful lives of the buildings and transmissions in 2018 is an increase in the profit before income tax amounting to Rp135 billion.

In 2018, the estimated useful lives of radio software license and data processing equipment were changed from 7 to 10 years and from 3 to 5 years, respectively. The impact of reduction in depreciation expense for the nine months period ended September 30, 2018 amounting to
Rp719 billion. The impact of the changes in the estimated useful lives of the radio software license in 2018 is an increase in the profit before income tax amounting to Rp206 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9. PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

(v)	Exchange of property and equipment

In 2012 and 2011, the Company entered into a Procurement and installation Agreement for the Modernization of the Copper Cable Network through Optimalization of Asset Copper Cable Network through Trade In/Trade Off method with PT Len Industri (“LEN”) and PT Industri Telekomunikasi Indonesia (“INTI”), respectively.

For the period ended September 30, 2018 and December 31, 2017, the Company derecognized the copper cable network asset with net carrying amount of Rp0 and Rp1 billion, respectively, and recorded the fiber optic network asset from the exchange transaction of Rp139 billion and Rp506 billion, respectively.

For the period ended September 30, 2018 and December 31, 2017, Telkomsel’s certain equipment units with net carrying amount of Rp722 billion and Rp816 billion, respectively, were exchanged with equipment from Ericsson AB, PT Huawei Tech Investment (“Huawei”) and PT Nokia Solutions and Network Indonesia (“PT NSN”). As of September 30, 2018, Telkomsel’s equipment units with net carrying amount of Rp63 billion are going to be exchanged with equipment from Nokia Siemens Network Oy (‘NSN Oy”) and Huawei and, therefore, these equipment were reclassified as “Assets held for sale” in the consolidated statements of financial position.

(vi)The Group owns several pieces of land located throughout Indonesia with Building Use Rights (“Hak Guna Bangunan” or “HGB”) for a period of 10-45 years which will expire between 2018 and 2053. Management believes that there will be no issue in obtaining the extension of the land rights when they expire.

(vii)

As of September 30, 2018, the Group’s property and equipment excluding land rights, with net carrying amount of Rp130,614 billion were insured against fire, theft, earthquake and other specified risks, including business interruption, under blanket policies totalling
Rp17,410 billion, US$56 million, HKD3 million, SGD201 million and MYR37 million and first loss basis amounted to Rp2,760 billion. Management believes that the insurance coverage is adequate to cover potential losses from the insured risks.

(viii)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

(viii)As of September 30, 2018, the percentage of completion of property under construction was around 36.15% of the total contract value, with estimated dates of completion between
October 2018 until May 2020. The balance of property under construction mainly consists of buildings, transmission installation and equipment, cable network and power supply. Management believes that there is no impediment to the completion of the construction in progress.

(ix)All assets owned by the Company have been pledged as collateral for bonds (Notes 16b). Certain property and equipment of the Company’s subsidiaries with gross carrying value amounting to Rp7,234 billion have been pledged as collateral under lending agreements
(Notes 15 and 16).

(x)As of September 30, 2018,  the cost of fully depreciated property and equipment of the Group that are still used in operations amounted to Rp58,242 billion. The Group is currently performing modernization of network assets to replace the fully depreciated property and equipment.

(xi)In 2017,  the total fair values of land rights and buildings of the Group, which are determined based on the sale value of the tax object (“Nilai Jual Objek Pajak” or “NJOP”) of the related land rights and buildings, amounted to Rp30,344 billion.

(xii) On August 25, 2017 Telkom-1 Satellite experienced technical problems which impacted to customer service disruptions. Therefore, the Company was migrating customers services to the Company’s other satellites (Telkom-3S and Telkom-2), as well as to several third party satellites. This customers services migration process has been completed on
September 10, 2017, and the costs incurred on this migration process are recognized in these consolidated statements of profit or loss and other comprehensive income. As of
December 31, 2017, the acquisition cost and accumulated depreciation of Telkom-1 Satellite amounting to Rp1,165 billion is presented as part of disposal assets group and classified as “Other Non-current Assets” in the consolidated statements of financial position.

(xiii)Telkomsel entered into several agreements with tower providers to lease spaces in telecommunication towers (slot) and sites of the towers for a period of 10 years. Telkomsel may extend the lease period based on mutual agreement with the relevant parties. In addition, the Group also has lease commitments for transmission installation and equipment, data processing equipment, office equipment, vehicles and CPE assets with the option to purchase certain leased assets at the end of the lease terms.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

9.PROPERTY AND EQUIPMENT (continued)

c.Others (continued)

Future minimum lease payments required for assets under finance lease are as follows:

Years	September 30, 2018	December 31, 2017
2018	1,079	1,083
2019	278	969
2020	938	866
2021	769	778
2022	595	605
Thereafter	384	384
Total minimum lease payments	4,043	4,685
Interest	(694)	(881)
Net present value of minimum lease payments	3,349	3,804
Current maturities (Note 15b)	(814)	(794)
Long-term portion (Note 16)	2,535	3,010

The details of obligations under finance leases as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
PT Tower Bersama Infrastructure Tbk	1,142	1,293
PT Profesional Telekomunikasi Indonesia	979	1,120
PT Solusi Tunas Pratama	189	212
PT Putra Arga Binangun	167	189
PT Mandiri Utama Finance	146	198
PT Mitsubishi UFJ Lease & Finance Indonesia	112	135
PT Bali Towerindo Sentra	89	100
Lain-lain (each below Rp75 billion)	525	557
Jumlah	3,349	3,804

10.  OTHER NON-CURRENT ASSETS

The breakdown of other non-current assets as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Prepaid rental - net of current portion (Note 7)	2,683	2,688
Claim for tax refund - net of current portion (Note 26)	2,181	3,085
Frequency license - net of current portion (Note 7)	1,807	2,019
Advances for purchases of property and equipment	1,277	2,869
Prepaid taxes - net of current portion (Note 26)	595	753
Deferred charges	523	413
Security deposit	158	116
Others	406	327
Total	9,630	12,270

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

10.  OTHER NON-CURRENT ASSETS (continued)

Prepaid rental covers rent of leased line, telecommunication equipment, land and building under lease agreements of the Group with remaining rental periods ranging from 1 to 40 years.

As of September 30, 2018 and 2017, deferred charges represent deferred Indefeasible Right of
Use (“IRU”) Agreement charges. Total amortization of deferred charges for the nine months period ended September 30, 2018 and 2017 amounted to Rp42 billion and Rp36 billion, respectively.

Refer to Note 31 for details of related parties transactions.

11.INTANGIBLE ASSETS

The details of intangible assets are as follows:

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2018	680	8,387	84	635	9,786
Additions	51	1,438	5	29	1,523
Acquisition	213	-	-	-	213
Deductions	-	(50)	(8)	(1)	(59)
Reclassifications/translations	1	32	-	1	34
Balance, September 30, 2018	945	9,807	81	664	11,497
Accumulated amortization and impairment
losses:
Balance, January 1, 2018	(29)	(5,714)	(71)	(442)	(6,256)
Amortization	-	(891)	(5)	(43)	(939)
Deductions	-	50	6	-	56
Reclassifications/translations	-	(14)	-	(2)	(16)
Balance, September 30, 2018	(29)	(6,569)	(70)	(487)	(7,155)
Net book value	916	3,238	11	177	4,342

	Goodwill	Software	License	Other intangible assets	Total
Gross carrying amount:
Balance, January 1, 2017	449	7,222	75	607	8,353
Additions	-	1,289	3	21	1,313
Acquisition	232	4	-	-	236
Deductions	(3)	(122)	-	(11)	(136)
Reclassifications/translations	2	(6)	6	18	20
Balance, December 31, 2017	680	8,387	84	635	9,786
Accumulated amortization and impairment
losses:
Balance, January 1, 2017	(29)	(4,776)	(56)	(403)	(5,264)
Amortization	-	(1,037)	(9)	(48)	(1,094)
Deductions	-	95	-	11	106
Reclassifications/translations	-	4	(6)	(2)	(4)
Balance, December 31, 2017	(29)	(5,714)	(71)	(442)	(6,256)
Net book value	651	2,673	13	193	3,530

(i)

Goodwill resulted from the acquisition of Sigma (2008), Admedika (2010),  data center BDM (2012), Contact Centres Australia Pty. Ltd. (2014),  MNDG (2015), Melon (2016), GSDm (2016), TSGN (2017), Nutech (2017), Swadharma (2018) and Telin Malaysia (2018) (Note 1d).

(ii)

The amortization is presented as part of “Depreciation and Amortization” in the consolidated statements of profit or loss and other comprehensive income. The remaining amortization periods of software range from 0-8 years.

(iii)	As of September 30, 2018, the cost of fully amortized intangible assets that are still used in operations amounted to Rp4,260 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

12.  TRADE PAYABLES

	September 30, 2018	December 31, 2017
Related parties
Purchases of equipments, materials and services	644	574
Payables to other telecommunication providers	218	322
Sub-total	862	896

Third parties
Purchases of equipments, materials and services	9,488	11,662
Radio frequency usage charges, concession fees
and Universal Service Obligation (“USO”) charges	2,584	1,561
Payables to other telecommunication providers	1,444	1,455
Sub-total	13,516	14,678
Total	14,378	15,574

Trade payables by currency are as follows:

	September 30, 2018	December 31, 2017
Rupiah	12,291	13,344
U.S. dollar	1,912	2,167
Others	175	63
Total	14,378	15,574

Refer to Note 31 for details of related parties transactions.

13.ACCRUED EXPENSES

	September 30, 2018	December 31, 2017
Operation, maintenance and telecommunication services	10,415	7,093
General, administrative and marketing expenses	1,930	2,684
Salaries and benefits	1,508	2,664
Interest and bank charges	319	189
Total	14,172	12,630

Refer to Note 31 for details of related parties transactions.

14.UNEARNED INCOME

a.	Current portion of unearned income

	September 30, 2018	December 31, 2017
Prepaid pulse reload vouchers	4,652	4,800
Telecommunication tower leases	345	300
Other telecommunications services	162	148
Others	249	179
Total	5,408	5,427

b.	Non-current portion of unearned income

	September 30, 2018	December 31, 2017
Indefeasible Right of Use	400	205
Other telecommunications services	321	319
Total	721	524

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

15.  SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS

a.	Short-term bank loans

		September 30, 2018		December 31, 2017
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	1,080	-	1,252
Bank Mandiri	Rp	-	-	-	45
Sub-total			1,080		1,297
Third parties
Bank Permata	Rp	-	1,250	-	-
The Bank of Tokyo - Mitsubishi - UFJ, Ltd.
("Bank of Tokyo")	Rp	-	600	-	-
UOB	Rp	-	577	-	400
DBS	Rp	-	504	-	408
	US$	1	14	-	-
Danamon	Rp	-	109	-	-
PT Bank HSBC Indonesia	Rp	-	104	-	-
	US$	0	4	-	-
Bank CIMB Niaga	Rp	-	83	-	83
PT Bank Sumitomo Mitsui Indonesia
("Sumitomo")	Rp	-	25	-	80
Lain-lain	Rp	-	47	-	21
Sub-total			3,317		992
Total			4,397		2,289

Other significant information relating to short-term bank loans as of September 30, 2018 is as follows:

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
BNI
March 13, 2013[f]	Sigma	Rp	2,100	January 9, 2019	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
January 10, 2014[e]	Sigma	Rp	125	January 9, 2019	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
May 15, 2017	Infomedia	Rp	250	May 15, 2019	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5)
June 7, 2017	ISH	Rp	250	September 30, 2019	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5)
November 8, 2017	GSD	Rp	50	November 8, 2018	Monthly	9.00%	Trade receivables (Note 5)
December 19, 2017	Telkom Infratel	Rp	115	January 31, 2019	Monthly	1 month JIBOR+2.2%	Trade receivables (Note 5)
July 13, 2018	Telkom Infratel	Rp	186	September 30, 2019	Monthly	1 month JIBOR+2,20%	Trade receivables (Note 5)
Permata
April 20, 2018	Telkomsel	Rp	1,350	April 20, 2019	Quarterly	3 month JIBOR+0.70%	None
Bank of Tokyo
March 27, 2018[h]	Metra	Rp	300	June 25, 2019	Monthly	1 Month JIBOR+0.70%	None
March 27, 2018[h]	Infomedia	Rp	100	March 28, 2019	Monthly	1 month JIBOR+0.70%	None
March 27, 2018[h]	TII	Rp	100	March 28, 2019	Monthly	1 month JIBOR+0.70%	None
June 28, 2018	Metra	Rp	350	June 28, 2019	Monthly	1 month JIBOR+0.95%	None
UOB
December 20,2016[c]	Finnet	Rp	500	December 19, 2019	Monthly	1 month JIBOR+2.25%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

15. SHORT-TERM BANK LOANS AND CURRENT MATURITIES OF LONG-TERM BORROWINGS (continued)

a.	Short-term bank loans (continued)

Other significant information relating to short-term bank loans as of September 30, 2018 is as follows (continued):

	Borrower	Currency	Total facility (in billions)	Maturity date	Interest payment period	Interest rate per annum	Security
DBS
April 12, 2016[b,d]	Sigma	US$	0.02	September 30, 2018	Semi-annually	3.25% (US$) / 10.75% (Rp)	Trade receivables (Note 5)
December 23, 2016	Nutech	Rp	17	October 13, 2018	Monthly	12.75%	Trade receivables (Note 5) and property and equipment (Note 9)
March 27, 2018	Metra	Rp	250	July 31, 2018	Monthly	1 month JIBOR+0.70%	None
February 26, 2018[g]	Telkom Infratel	Rp	325	February 26, 2019	Monthly	1 month JIBOR+0.70%	None
Danamon
December 15, 2016	Infomedia	Rp	150	August 23, 2019	Monthly	8.75%	Trade receivables (Note 5)
PT Bank HSBC Indonesia
July 16, 2018	Sigma	Rp	600	June 30, 2019	Monthly	14.34%	Trade receivables (Note 5)
		US$	0.004	June 30, 2019	Monthly	13.12%	Trade receivables (Note 5)
Bank CIMB Niaga
April 28, 2013[a,i]	GSD	Rp	85	January 1, 2019	Monthly	10.90%-11.50%	Trade receivables (Note 5) and property and equipment (Note 9)
April 6, 2018	MDM	Rp	300	April 6, 2019	Monthly	1 Month JIBOR+2.00%	Trade receivables (Note 5)
Sumitomo
December 21, 2017	Metra	Rp	300	January, 2019	Monthly	1 month JIBOR+1.50%	None

The credit facilities were obtained by the Company’s subsidiaries for working capital purposes.

a Based on the latest amendment dated November 11, 2014.

b Facility in U.S. Dollar. Withdrawal can be executed in U.S.  Dollar and Rupiah.

c Based on the latest amendment dated June 2, 2017.

d Based on the latest amendment dated October 25, 2017.

e Based on the latest amendment dated November 29, 2017.

f Based on the latest amendment dated December 21, 2017.

gOn February 26, 2018, the Company, TII, and Telkom Infratel entered several credit agreements with Mandiri and DBS amounting to Rp50 billion and Rp600 billion, respectively. As of September 30, 2018, the unused facilities for DBS amounted to Rp275 billion.

h On March  27, 2018, the Company,  Metra, TII and Telkom Infratel entered several credit agreements with Bank of Tokyo and DBS amounting to Rp500 billion and Rp600 billion, respectively. As of September 30, 2018, the unused facilities for Bank of Tokyo amounted to Rp80 billion.

i Unsettled loan will be automatically extended.

a.	Current maturities of long-term borrowings

	Notes	September 30, 2018	December 31, 2017
Two-step loans	16a	201	206
Bonds and notes	16b	525	-
Bank loans	16c	5,505	4,110
Other borrowings	16d	192	99
Obligation under finance lease	9c.xiii	814	794
Total		7,237	5,209

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.   LONG-TERM LOANS AND OTHER BORROWINGS

	Notes	September 30, 2018	December 31, 2017
Two-step loans	16a	824	892
Bonds and notes	16b	9,956	8,982
Bank loans	16c	20,673	13,894
Other borrowings	16d	1,053	1,196
Obligation under finance lease	9c.xiii	2,535	3,010
Total		35,041	27,974

Scheduled principal payments as of September 30, 2018 are as follows:

	Year
	Notes	Total	2019	2020	2021	2022	Thereafter
Two-step loans	16a	824	66	201	183	145	229
Bonds and notes	16b	9,956	-	2,490	477	2,197	4,792
Bank loans	16c	20,673	541	3,745	3,050	2,429	10,908
Other borrowings	16d	1,053	46	191	191	192	433
Obligation under
finance lease	9c.xiii	2,535	219	766	660	539	351
Total		35,041	872	7,393	4,561	5,502	16,713

a.	Two-step loans

Two-step loans are unsecured loans obtained by the Government from overseas banks which are then re-loaned to the Company. Loans obtained up to July 1994 are payable in rupiah based on the exchange rate at the date of drawdown. Loans obtained after July 1994 are payable in their original currencies and any resulting foreign exchange gain or loss is borne by the Company.

		September 30, 2018		December 31, 2017
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Overseas banks	Yen	4,991	656	5,375	648
	US$	13	195	17	237
	Rp	-	174	-	213
Total			1,025		1,098
Current maturities (Note 15b)			(201)		(206)
Long-term portion			824		892

Lenders	Currency	Principal payment schedule	Interest payment period	Interest rate per annum
Overseas banks	Yen	Semi-annually	Semi-annually	2.95%
	US$	Semi-annually	Semi-annually	3.85%
	Rp	Semi-annually	Semi-annually	7.50%

The loans were intended for the development of telecommunications infrastructure and supporting telecommunications equipment. The loans will be settled semi-annually and due on various dates through 2024.

The Company had used all facilities under the two-step loans program since 2008.

Under the loan covenants, the Company is required to maintain financial ratios as follows:

a.Projected net revenue to projected debt service ratio should exceed 1.2:1 for the two-step loans originating from Asian Development Bank (“ADB”).

b.Internal financing (earnings before depreciation and finance costs) should exceed 20% compared to annual average capital expenditures for loans originating from the ADB.

As of September 30, 2018, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes

		September 30, 2018		December 31, 2017
		Outstanding		Outstanding
		Original currency	Rupiah	Original currency	Rupiah
Bonds and notes	Currency	(in millions)	equivalent	(in millions)	equivalent
Bonds
2010
Series B	Rp	-	1,995	-	1,995
2015
Series A	Rp	-	2,200	-	2,200
Series B	Rp	-	2,100	-	2,100
Series C	Rp	-	1,200	-	1,200
Series D	Rp	-	1,500	-	1,500
Medium Term Notes ("MTN")
MTN I Telkom 2018
Series A	Rp	-	262	-	-
Series B	Rp	-	200	-	-
Series C	Rp	-	296	-	-
MTN Syariah Ijarah I Telkom 2018
Series A	Rp	-	264	-	-
Series B	Rp	-	296	-	-
Series C	Rp	-	182	-	-
Total			10,495		8,995
Unamortized debt issuance cost			(14)		(13)
Total			10,481		8,982
Current maturities (Note 15b)			(525)		-
Long-term portion			9,956		8,982

i.	Bonds

2010

.
Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series B	1,995	The Company	IDX	June 25, 2010	July 6, 2020	Quartely	10.20%

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c,ix). The underwriters of the bonds are
PT Bahana Securities (“Bahana”), PT Danareksa Sekuritas, and PT Mandiri Sekuritas and the trustee is Bank CIMB Niaga.

The Company received the proceeds from the issuance of bonds on July 6, 2010.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband (bandwidth, softswitching, datacom, information technology and others) and infrastructure (backbone, metro network, regional metro junction, internet protocol, and satellite system) and to optimize legacy and supporting facilities (fixed wireline and wireless).

As of September 30, 2018, the rating of the bonds issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 5:1.
3.	Debt service coverage is at least 125%.

As of September 30, 2018 the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

i.	Bonds (continued)

2015

Bonds	Principal	Issuer	Listed on	Issuance date	Maturity date	Interest payment period	Interest rate per annum
Series A	2,200	The Company	IDX	June 23, 2015	June 23, 2022	Quarterly	9.93%
Series B	2,100	The Company	IDX	June 23, 2015	June 23, 2025	Quarterly	10.25%
Series C	1,200	The Company	IDX	June 23, 2015	June 23, 2030	Quarterly	10.60%
Series D	1,500	The Company	IDX	June 23, 2015	June 23, 2045	Quarterly	11.00%
Total	7,000

The bonds are not secured by specific security but by all of the Company’s assets, movable or non-movable, either existing or in the future (Note 9c,ix). The underwriters of the bonds are Bahana, PT Danareksa Sekuritas, PT Mandiri Sekuritas, and PT Trimegah Sekuritas and the trustee is Bank Permata.

The Company received the proceeds from the issuance of bonds on June 23, 2015.

The funds received from the public offering of bonds net of issuance costs, were used to finance capital expenditures which consisted of wave broadband, backbone, metro network, regional metro junction, information technology application and support, and merger and acquisition of some domestic and international entities.

As of September 30, 2018, the rating of the bonds issued by Pefindo is idAAA (stable outlook).

Based on the indenture trusts agreement, the Company is required to comply with all covenants or restrictions, including maintaining financial ratios as follows:

1.	Debt to equity ratio should not exceed 2:1.
2.	EBITDA to finance costs ratio should not be less than 4:1.
3.	Debt service coverage is at least 125%.

As of September 30, 2018, the Company has complied with the above-mentioned ratios.

ii.	MTN

MTN I Telkom Year 2018

					Interest
			Issuance	Maturity	payment	Interest rate
Notes	Currency	Principal	date	date	period	per annum
Series A	Rp	262	September 4, 2018	September 14, 2019	Quarterly	7.25%
Series B	Rp	200	September 4, 2018	September 4, 2020	Quarterly	8.00%
Series C	Rp	296	September 4, 2018	September 4, 2021	Quarterly	8.35%
		758

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (MTN) I The Company Year 2018 dated August 31, 2018 as covered by notarial deed No. 24 of Fathiah Helmy, S.H., The Company will issue MTN with the principal amount up to Rp758 billion in series.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

b.	Bonds and notes (continued)

ii.	MTN (continued)

MTN I Telkom Year 2018 (continued)

PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas act as the Arranger, Bank BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Custodian. The funds obtained from MTN are used for investment projects.

As of September 30, 2018, the rating of the MTN issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (Triple A Syariah).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Dent to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 4:1
3.	Minimum current ratio is 125%

As of September 30, 2018, the Company has complied with the above-mentioned ratios.

MTN Syariah Ijarah I Telkom Year 2018

						Annual
			Issuance	Maturity	return	return
Notes	Currency	Principal	date	date	period	payment
Series A	Rp	264	September 4, 2018	September 14, 2019	Quarterly	19
Series B	Rp	296	September 4, 2018	September 4, 2020	Quarterly	24
Series C	Rp	182	September 4, 2018	September 4, 2021	Quarterly	15
		742				58

Based on Agreement of Issuance and Appointment of Monitoring Agents of Medium Term Notes (MTN) Syariah Ijarah The Company Year 2018 dated August 31, 2018 as covered by notarial deed No. 26 of Fathiah Helmy, S.H., The Company will issue MTN with the principal amount up to Rp742 billion in series.

PT Bahana Sekuritas, PT BNI Sekuritas, PT CGS-CIMB Sekuritas Indonesia, PT Danareksa Sekuritas and PT Mandiri Sekuritas act as the Arranger, Bank BTN as the Monitoring Agent and  PT Kustodian Sentral Efek Indonesia (“KSEI”) as the Custodian. The funds obtained from MTN are used for investment projects.

As of September 30, 2018, the rating of the MTN issued by PT Pemeringkat Efek Indonesia (Pefindo) is idAAA (Triple A Syariah).

Under to the agreement, the Company is required to comply with all covenants or restrictions including maintaining financial ratios as follows:

1.	Dent to equity ratio should not exceed 2:1
2.	EBITDA to interest ratio should not be less than 4:1
3.	Minimum current ratio is 125%

As of September 30, 2018, the Company has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans

		September 30, 2018		December 31, 2017
		Outstanding		Outstanding
		Original		Original
		currency	Rupiah	currency	Rupiah
Lenders	Currency	(in millions)	equivalent	(in millions)	equivalent
Related parties
BNI	Rp	-	6,727	-	4,603
BRI	Rp	-	1,053	-	2,166
Bank Mandiri	Rp	-	7,263	-	1,126
Sub-total			15,043		7,895
Third parties
Syndication of banks	Rp	-	1,759	-	2,250
	US$	37	551	-	-
Bank of Tokyo	Rp	-	2,713	-	1,944
	US$	10	149	-	-
Bank CIMB Niaga	Rp	-	479	-	1,726
PT Bank Central Asia Tbk (“BCA”)	Rp	-	2,362	-	1,100
Sumitomo	Rp	-	713	-	804
United Overseas Bank Limited
("UOB Singapore")	US$	49	732	49	664
UOB	Rp	-	464	-	500
ANZ	Rp	-	440	-	440
PT Bank ICBC Indonesia ("ICBC")	Rp	-	208	-	249
DBS	Rp	-	395	-	144
Exim Bank of Malaysia Berhad	MYR	26	95	37	124
Japan Bank for International Cooperation
("JBIC")	US$	3	47	9	128
Others	Rp	-	35	-	26
	MYR	13	48	15	50
Sub-total			11,190		10,149
Total			26,233		18,044
Unamortized debt issuance cost			(55)		(40)
			26,178		18,004
Current maturities (Note 15b)			(5,505)		(4,110)
Long-term portion			20,673		13,894

Other significant information relating to bank loans as of September 30, 2018 is as follows:

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI
March 13, 2013[h]	Sigma	Rp	2,100	188	Monthly (2016-2022)	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
November 20, 2013[j]	The Company	Rp	1,500	188	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.00%	None
January 10, 2014[h]	Sigma	Rp	247	31	Monthly (2016-2022)	Monthly	1 month JIBOR+3.00%	Trade receivables (Note 5) and property and equipment (Note 9)
November 3, 2014[c]	Telkom Infratel	Rp	1,050	256	Quarterly (2015-2019)	Monthly	1 month JIBOR+3.35%	Trade receivables (Note 5)
October 12, 2015	Telkom Akses	Rp	1,400	618	Semi-annually (2016-2019)	Quarterly	3 months JIBOR+2.90%	Trade receivables (Note 5), inventories (Note 6), and property and equipment (Note 9)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of September 30, 2018 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BNI (continued)
March 24, 2017e&g	Dayamitra	Rp	1,005	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	GSD	Rp	150	-	Quarterly (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	The Company	Rp	650	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
November 13, 2017	Telkom Akses	Rp	400	34	Monthly (2018-2021)	Quarterly	3 months JIBOR+2.50%	Trade receivables (Note 5), inventories (Note 6), and property and equipment (Note 9)
March 24, 2017[e]	Sigma	Rp	200	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
April 20, 2018	Telkomsel	Rp	1,150	-	Quarterly (2018-2023)	Quarterly	3 months JIBOR+1.50%	None
September 17, 2018	TLT	Rp	1,540	-	Quarterly (2018-2033)	Quarterly	3 months JIBOR+2.25%	Property and equipment (Note 9)

BRI
October 30, 2013	GSD	Rp	70	9	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
October 30, 2013	GSD	Rp	34	4	Monthly (2014-2021)	Monthly	10.00%	Trade receivables (Note 5), property and equipment (Note 9) and lease agreement
March 24, 2017[e]	The Company	Rp	500	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	Dayamitra	Rp	500	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
Bank Mandiri
November 20, 2013	The Company	Rp	1,500	188	Semi-annually (2015-2018)	Quarterly	3 months JIBOR+2.65%	None
September 27, 2016	Patrakom	Rp	70	26	Quarterly (2017-2019)	Monthly	9.50%	Trade receivables (Note 5) and property and equipment (Note 9)
March 24, 2017[e]	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	TII	Rp	195	-	Semi-annualy (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
March 24, 2017[e]	GSD	Rp	150	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None
April 20, 2018	Telkomsel	Rp	8,000	1.000	Quarterly (2018-2023)	Quarterly	3 months JIBOR+1.50%	None
Agustusl 27, 2018	GSD	Rp	182	-	Monthly (2018-2021)	Monthly	8.75%	Trade recivable (Note 5)
March 24, 2017[e]	The Company	Rp	655	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+1.85%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of September 30, 2018 is as follows (continued):

	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
Syndication of banks
March 13, 2015 (BNI dan BCA)d,[k]	The Company	Rp	2,900	483	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.00%	All assets
March 13, 2015 (BNI dan BCA)d,[k]	GSD	Rp	100	8	Semi-annually (2016-2022)	Quarterly	3 months JIBOR+2.00%	All assets
March 23, 2018 (Mandiri and Sumitomo)	TII	USD	0.09	-	Semi-annually (2018-2024)	Semi-annually	6 months LIBOR+1.25%	None
Bank of Tokyo
March 13, 2015[d]	Metra	Rp	400	60	Quartely (2016-2020)	Quartely	3 months JIBOR+2.15%	None
March 13, 2015[d]	Infomedia	Rp	250	25	Quartely (2016-2020)	Quartely	3 months JIBOR+2.15%	None
March 13, 2015[d]	Dayamitra	Rp	100	15	Quarterly (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
October 3, 2016	Dayamitra	Rp	500	-	Semi-annually (2019-2024)	Quarterly	3 months JIBOR+2.25%	Property and equipment (Note 9) and lease agreement
March 30, 2017[f]	Dayamitra	Rp	97.5	12	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	GSD	Rp	202.5	15	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	100	13	Quarterly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
February 9, 2018	TII	USD	0.01	-	Semi-annually (2018-2024)	Semi-annually	6 months LIBOR+1.25%	None
February 20, 2018	Dayamitra	Rp	500	-	Quarterly (2018-2025)	Quarterly	3 months JIBOR+1.43%	Property and equipment (Note 9)
March 27, 2018[g]	Dayamitra	Rp	800	-	Quarterly (2018-2025)	Quarterly	3 months JIBOR+1.43%	None
July 18, 2018	Dayamitra	Rp	1.000	-	Semi-annually (2020-2025)	Quarterly	3 months JIBOR+1.50%	Property and equipment (Note 9)
Bank CIMB Niaga
March 31, 2011	GSD	Rp	24	2	Monthly (2011-2020)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
March 31, 2011	GSD	Rp	13	1	Monthly (2011-2019)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
September 9, 2011	GSD	Rp	41	3	Monthly (2011-2021)	Monthly	9.75%	Property and equipment (Note 9) and lease agreement
March 30, 2017[f]	GSD	Rp	200	13	Monthly (2018-2024)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	295	-	Monthly (2018-2022)	Quarterly	3 months JIBOR+1.50%	None

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

Other significant information relating to bank loans as of September 30, 2018 is as follows (continued):

6
	Borrower	Currency	Total facility* (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
BCA
March 30, 2017[f]	Metra	Rp	170	-	Quartely (2018-2022)	Quartely	3 months JIBOR+1.50%	None
March 30, 2017[f]	Telkom Infratel	Rp	200	-	Monthly (2018-2021)	Quarterly	3 months JIBOR+1.50%	None
May 5, 2017[a]	Telkomsel	Rp	3,000	1.000	Monthly (2017-2019)	Quartely	3 months JIBOR+1.00%	None
February 16, 2018	Dayamitra	Rp	500	-	Semi-annually (2019-2025)	Quartely	3 months JIBOR+1.85%	Property and equipment (Note 9)

Sumitomo
March 13, 2015 [d]	Metra	Rp	400	60	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015 [d]	Infomedia	Rp	250	25	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 13, 2015[d]	Dayamitra	Rp	100	15	Quartely (2016-2020)	Quarterly	3 months JIBOR+2.15%	None
March 30, 2017[f]	Dayamitra	Rp	97.5	12	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	GSD	Rp	202.5	15	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Metra	Rp	100	13	Quartely (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
UOB Singapore
September 9, 2016	TII	US$	0,06	-	Semi-annually (2019-2022)	Quarterly	3 months LIBOR+1.50%	None
UOB
September 22, 2016	Dayamitra	Rp	500	36	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)
ANZ
March 13, 2015[d]	GSD	Rp	249.5	-	June 13, 2020	Quarterly	3 months JIBOR+2.00%	None
March 13, 2017[d]	PINS	Rp	500	-	May 31, 2022	Quarterly	3 months JIBOR+2.00%	None
ICBC
April 5, 2017	GSD	Rp	272	41	Quartely (2019-2024)	Quarterly	3 months JIBOR+2.36%	Trade receivables (Note 5) and property and equipment (Note 9)
DBS
December 23, 2016	Nutech	Rp	6	1	Monthly (2017-2021)	Monthly	12.75%	Trade receivables (Note 5) and property and equipment (Note 9)
March 30, 2017[f]	Dayamitra	Rp	100	13	Semi-annually (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
March 30, 2017[f]	Telkomsat	Rp	130	-	Semi-annually (2018-2022)	Quarterly	7.50%	None
March 30, 2017[f]	PINS	Rp	300	25	Semi-annually (2018-2022)	Quarterly	3 months JIBOR+1.50%	None
JBIC
March 28, 2013[b]	The Company	US$	0.03	0.006	Semi-annually (2014-2019)	Semi-annually	2,18% and 6 months LIBOR+1.20%	None
Exim Bank of Malaysia Berhad
March 23, 2016	TSGN	MYR	0.06	0.01	Monthly (2016-2020)	Monthly	ECOF+1.89%	Trade receivables (Note 5)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

16.LONG-TERM LOANS AND OTHER BORROWINGS (continued)

c.	Bank loans (continued)

As stated in the agreements, the Group is required to comply with all covenants or restrictions such as dividend distribution, obtaining new loans, and maintaining financial ratios. As of
December 31, 2017, the Group has complied with all covenants or restrictions, except for certain loans. As of December 31, 2017, the Group obtained waiver from lenders to not demand the loan payment as consequence of the breach of covenants.

The credit facilities were obtained by the Group for working capital purposes.

*  In original currency

aTelkomsel has no collateral for its bank loans, or other credit facilities. The terms of the various agreements with Telkomsel’s lenders and financiers require compliance with a number of covenants and negative covenants as well as financial and other covenants, which include, among other things, certain restrictions on the amount of dividends and other profit distributions which could adversely affect Telkomsel’s capacity to comply with its obligation under the facility. The terms of the relevant agreements also contain default and cross default clauses. As of September 30, 2018 Telkomsel has complied with the above covenants.

b  In connection with the agreement with NEC Corporation Consortium and TE SubCom, the Company entered into a loan agreement with JBIC, for the procurement of goods and services from NEC Corporation Consortium and TE SubCom for the Southeast Asia Japan Cable System project. The facilities consist of facilities A and B amounting to US$18.8 million and US$12.5 million, respectively.

cBased on the latest amendment on May 30, 2017.

dOn  March 13, 2015, the Company, GSD, Metra and Infomedia entered into several credit facilities agreements with
Sumitomo, The Bank of Tokyo, ANZ and syndication of banks (BCA and BNI) amounting to
Rp750 billion, Rp750 billion, Rp500 billion, and Rp3,000 billion, respectively. Based on amendment on August 2, 2016, Dayamitra and Telkom Akses are included as borrowers into Sumitomo and Bank of Tokyo credit facilities agreement and excluded GSD from those agreement. Based on the latest amendment on March 13, 2017, PINS is included as one of borrower into ANZ’s credit facility agreement. In 2017, PINS drawn down the facility amounted to Rp200 billion.  As of September 30, 2018 the unused facilities for Sumitomo, Bank of Tokyo and ANZ amounted to Rp82.5 billion, Rp82.5 billion and Rp60 billion, respectively.

eOn March, 24, 2017, the Company, Dayamitra, Sigma, GSD and TII entered several credit agreements with BRI, BNI, and Bank Mandiri amounting to Rp1,000 billion, Rp2,005 billion and Rp1,500 billion, respectively. As of September 30, 2018, the unused facilities for Bank Mandiri amounted to Rp460 billion.

f    On March 30, 2017, The Company, GSD, Metra, Dayamitra, PINS, and Patrakom entered into several credit agreements with Bank of Tokyo, Sumitomo, DBS, Bank CIMB Niaga, and BCA amounting to Rp400 billion, Rp400 billion, Rp850 billion, Rp495 billion and Rp850 billion, respectively. Based on amendment on June 29, 2017, Telkom Infratel is included as one of borrower into BCA’s credit facility agreement replaced PINS. As of September 30, 2018, the unused facilities for Bank of Tokyo, Sumitomo, DBS, Bank CIMB Niaga, and BCA amounted to Rp79 billion, Rp79 billion, Rp420 billion, Rp20 billion and Rp564 billion, respectively.

gOn March, 27, 2018, the Company and Dayamitra entered several credit agreements with Bank of Tokyo amounting to Rp800 billion. As of September 30, 2018, All facilities has been used.

h     Based on the latest amendment on September 26, 2017.

i   Based on the latest amendment on December 21, 2017.

j      Based on the latest amendment on October 20, 2016.

k  Based on the latest amendment on April 10, 2017.

l    Based on the latest amendment on May 9, 2017.

c.	Other borrowing

	Borrower	Currency	Total facility (in billions)	Current period payment (in billions)	Principal payment schedule	Interest payment period	Interest rate per annum	Security
PT Sarana Multi Infrastruktur
October 12, 2016	Dayamitra	Rp	700	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)
March 29, 2017	Dayamitra	Rp	600	-	Semi-annually (2018-2024)	Quarterly	3 months JIBOR+2.20%	Property and equipment (Note 9)

Under the agreement, Dayamitra is required to comply with all covenants or restrictions, including maintaining financial ratios as follows :

1.	Debt to equity ratio should not exceed 5:1.
2.	Net debt to EBITDA ratio should not exceed 4:1.
3.	Minimal debt service coverage at least 100%.

As of September 30, 2018, Dayamitra has complied with the above-mentioned ratios.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.NON-CONTROLLING INTERESTS

The details of non-controlling interests are as follows:

	September 30, 2018	Desember 31, 2017
Non-controlling interests in net assets of subsidiaries:
Telkomsel	15,287	18,944
GSD	223	186
Metra	144	115
TII	103	172
Total	15,757	19,417

	2018	2017
Non-controlling interests in net income (loss)
of subsidiaries:
Telkomsel	6.449	8.168
Metra	6	(71)
GSD	3	0
TII	(3)	(6)
Total	6,455	8,091

Material partly-owned subsidiary

As of September 30, 2018 and December 31, 2017, the non-controlling interest holds 35% ownership interest in Telkomsel which is considered material to the company (Note 1d).

The summarized financial information of Telkomsel below is provided based on amounts before elimination of inter-company balances and transactions.

Summarized statements of financial position

	September 30, 2018	December 31, 2018
Current assets	21,695	21,098
Non-current assets	62,204	64,650
Current liabilities	(25,921)	(23,031)
Non-current liabilities	(14,296)	(8,587)
Total equity	43,682	54,130
Attributable to:
Equity holders of parent company	28,395	35,186
Non-controlling interest	15,287	18,944

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

17.NON-CONTROLLING INTERESTS (continued)

Summarized statements of profit or loss and other comprehensive income

	2018	2017
Revenues	65,757	69,511
Operating expenses	(41,077)	(38,739)
Other income - net	(83)	273
Profit before income tax	24,597	31,045
Income tax expense - net	(6,170)	(7,705)
Profit for the period from continuing operations	18,427	23,340
Other comprehensive income - net	-	-
Net comprehensive income for the period	18,427	23,340

Profit for the period attributable to non-controlling interest	6,449	8,168
Dividend paid to non-controlling interest	10,105	9,374

Summarized statements of cash flows

	2018	2017
Operating activities	27,088	34,794
Investing activities	(11,851)	(10,137)
Financing activities	(19,575)	(26,367)
Net decrease in cash and cash equivalents	(4,338)	(1,710)

18.CAPITAL STOCK

	September 30, 2018
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	4,873,983,780	4.92	244
Commissioners (Note 1b):
Hendri Saparini	654,505	0	0
Rinaldi Firmansyah	454,113	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	1,683,359	0	0
Herdy Rosadi Harman	1,514,720	0	0
Abdus Somad Arief	1,515,022	0	0
Dian Rachmawan	1,575,562	0	0
Harry M. Zen	689,492	0	0
David Bangun	1,365,200	0	0
Siti Choiriana	540	0	0
Public (individually less than 5%)	42,576,426,746	42.99	2,129
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	-	-	-
Total	99,062,216,600	100.00	4,953

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

18.CAPITAL STOCK (continued)

	December 31, 2017
Description	Number of shares	Percentage of ownership	Total paid-in capital
Series A Dwiwarna share
Government	1	0	0
Series B shares
Government	51,602,353,560	52.09	2,580
The Bank of New York Mellon Corporation*	6,078,374,280	6.14	304
Commissioners (Note 1b):
Hendri Saparini	414,157	0	0
Hadiyanto	875,297	0	0
Rinaldi Firmansyah	147,100	0	0
Directors (Note 1b):
Alex Janangkih Sinaga	920,349	0	0
Herdy Rosadi Harman	828,012	0	0
Abdus Somad Arief	828,314	0	0
Dian Rachmawan	888,854	0	0
Public (individually less than 5%)	41,376,586,676	41.77	2,069
Total	99,062,216,600	100.00	4,953
Treasury stock (Note 20)	1,737,779,800	-	87
Total	100,799,996,400	100.00	5,040

*  The Bank of New York Mellon Corporation serves as the Depositary of the registered ADS holders for the Company’s ADSs.

The Company issued only 1 Series A Dwiwarna share which is held by the Government and can not be transferred to any party, and has a veto in the General Meeting of Stockholders of the Company with respect to election and removal of the Boards of Commissioners and Directors, issuance of new shares, and amendments of the Company’s Articles of Association.

19.ADDITIONAL PAID-IN CAPITAL

	September 30, 2018	December 31, 2017
Proceeds from sale of 933,333,000 shares in excess of
par value through IPO in 1995	1,446	1,446
Excess of value over cost of selling 211,290,500 shares
under the treasury stock plan phase I (Note 20)	544	544
Excess of value over cost of selling 215,000,000 shares
under the treasury stock plan phase II (Note 20)	576	576
Difference in value arising from restructuring transactions
between entities under common control	478	478
Excess of value over cost of treasury stock transferred to
employee stock ownership program (Note 20)	228	228
Excess of value over cost of selling 22,363,000 shares
under the treasury stock plan phase III (Note 20)	36	36
Excess of value over cost of selling 864,000,000 shares
under the treasury stock plan phase IV (Note 20)	1,996	1,996
Capitalization into 746,666,640 Series B shares in 1999	(373)	(373)
Reduction additional paid in capital as a result of cancellation
treasury stock (Note 20)	(2,454)	-
	2,477	4,931

Difference in value arising from restructuring and other transactions of entities under common control amounting Rp478 billion arose from the early termination of the Company’s exclusive rights to provide local and inter-local fixed line telecommunication services, for which the Company is required by the Government to use the funds received from this compensation for the development of telecommunication infrastructure. As of September 30, 2018 and December 31, 2017, the accumulated development of the related infrastructure amounting to  Rp537 billion, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

20.TREASURY STOCK

			Maximum Purchase
			Number of
Phase	Basis	Period	shares	Amount
I	EGM	December 21, 2005 - June 20, 2007	1,007,999,964	Rp5,250
II	AGM	June 29, 2007 - December 28, 2008	215,000,000	Rp2,000
III	AGM	June 20, 2008 - December 20, 2009	339,443,313	Rp3,000
-	BAPEPAM - LK	October 13, 2008 - January 12, 2009	4,031,999,856	Rp3,000
IV	AGM	May 19, 2011 - November 20, 2012	645,161,290	Rp5,000

Movements in treasury stock as a result of the repurchase of shares are as follows:

	September 30, 2018			December 31, 2017
	Number of			Number of
	shares	%	Rp	shares	%	Rp
Beginning balance	1,737,779,800	1.72	2,541	1,737,779,800	1.72	2,541
Sale of treasury stock	(1,737,779,800)	(1.72)	(2,541)	-	-	-
Ending balance	-	-	-	1,737,779,800	1.72	2,541

Pursuant to the AGM of Stockholders of the Company held on June 11, 2010, the stockholders approved the change in the Company’s plan for treasury stock phases I, II, and III to become: (i) for reissuance inside or outside stock exchange, (ii) for retirement of the stock by deducting from equity, (iii) for equity stock conversion and (iv) for funding purposes.

Pursuant to the AGM of Stockholders of the Company held on May 19, 2011, the stockholders approved to execute the repurchase plan for treasury stock phase IV.

In 2011, the Company bought back 283,085,460 shares (equivalent to 1,415,427,300 shares after stock split) from the public (part of stock repurchase program phase IV).

In 2012, the Company bought back 237,270,500 shares (equivalent to 1,186,352,500 shares after stock split) from the public (part of stock repurchase program phase IV). Total shares of repurchase amounting to 2,601,779,800 shares.

In the AGM on April 19, 2013, the Company's stockholders approved the change to the plan for the treasury stock phase III, which was decided to be used for the implementation of the Employee Stock Ownership Program (“ESOP”) for the year 2013.

On July 30, 2013, the Company resold 211,290,500 shares (equivalent to 1,056,452,500 shares after stock split) of treasury stock phase I with fair value amounting to Rp2,368 billion (net of related costs to sell the shares). The excess amounting to Rp544 billion in value of the treasury shares sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On June 13,  2014, the Company resold 215,000,000 shares (equivalent to 1,075,000,000 shares after stock split) of treasury stock phase II with fair value amounting to Rp2,541 billion (net of related costs to sell the shares). The excess amounting to Rp576 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

On December 21, 2015, the Company resold 4,472,600 shares (equivalent to 22,363,000 shares after stock split) of treasury stock phase III with fair value amounting to Rp68 billion (net of related costs to sell the shares). The excess amounting to Rp36 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

The Company diverted shares of repurchase program phase I in 2013, shares of repurchase program phase II in 2014, and shares of repurchase program phase III in 2015.

On June 29, 2016, the Company resold 172,800,000 shares (equivalent to 864,000,000 shares after stock split) of treasury stock phase IV with fair value of Rp3,259 billion (net of related costs to sell the shares). The excess amounting to Rp1,996 billion in value of the treasury stock sold over their acquisition cost was recorded as additional paid-in capital (Note 19).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

20.TREASURY STOCK (continued)

At the AGM held on April 27, 2018, the stockholders approved for cancellation 1,737,779, 800 shares of treasury stock with acquisition cost amounting to Rp2,541 billion by reduced the Company’s capital stock from 100,799,996,400 shares to 99,062,216,600 shares (decrease amounting to Rp87 billion) (Note 18).

21.  OTHER EQUITY

	September 30, 2018	December 31, 2017
Translation adjustment	753	527
Effect of change in equity of associated companies	386	386
Unrealized holding gain on available-for-sale securities	46	58
Difference due to acquisition of non controlling interests in
subsidiaries	(637)	(637)
Other equity components	53	53
Total	601	387

22.REVENUES

	2018	2017
Telephone revenues
Cellular
Usage charges	23.127	28.580
Monthly subscription charges	194	47
	23.321	28.627
Fixed lines
Monthly subscription charges	2.374	2.433
Usage charges	1.958	2.494
Call center	230	223
Others	66	276
	4.628	5.426
Total telephone revenues	27.949	34.053
Interconnection revenues	3.796	3.715
Data, internet, and information technology service
revenues
Cellular internet and data	32.126	27.122
Internet, data communication, and information
technology services	17.742	14.055
Short Messaging Services (“SMS”)	7.112	10.057
Pay TV	1.291	977
Others	305	297
Total data, internet and information technology
service revenues	58.576	52.508
Network revenues	1.218	849
Other revenues
Sales of peripherals	1.494	1.134
CPE and terminal	1.277	1.120
Telecommunication tower leases	646	585
Call center service	455	457
E-health	410	335
Others	3.382	2.247
Total other revenues	7.664	5.878
Total revenues	99.203	97.003

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

22.REVENUES (continued)

The detail of net revenues received by the Group from agency relationships for the nine months period ended September 30, 2018 and 2017 are as follows:

	2018	2017
Gross revenues	33,257	27,907
Compensation to value added service providers	(1,131)	(785)
Net revenues	32,126	27,122

Refer to Note 31 for details of related parties transactions.

23.PERSONNEL EXPENSES

The breakdown of personnel expenses is as follows:

	2018	2017
Salaries and related benefits	6,343	5,801
Vacation pay, incentives and other benefits	2,598	3,425
Pension benefit cost (Note 29)	857	936
Net periodic post-employment health care
benefit cost (Note 29)	266	227
LSA expense (Note 30)	105	90
Other employee benefit cost (Note 29)	71	46
Other post-employment benefit cost (Note 29)	24	32
Others	35	38
Total	10,299	10,595

Refer to Note 31 for details of related parties transactions.

24.OPERATION, MAINTENANCE AND TELECOMMUNICATION SERVICE EXPENSES

The breakdown of operation, maintenance and telecommunication service expenses is as follows:

	2018	2017
Operation and maintenance	17,497	14,518
Radio frequency usage charges (Note 34c.i)	3,998	3,062
Cost of IT services	3,851	2,298
Leased lines and CPE	2,118	1,715
Concession fees and USO charges	1,684	1,695
Cost of sales of handset (Note 6)	1,604	1,124
Electricity, gas and water	760	742
Cost of SIM cards and vouchers (Note 6)	551	869
Tower leases	363	323
Vehicles rental and supporting facilities	262	212
Others	744	552
Total	33,432	27,110

Refer to Note 31 for details of related parties transactions.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

25.  GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of general and administrative expenses is as follows:

	2018	2017
General expenses	1,536	1,057
Provision for impairment of receivables (Note 5d)	1,199	884
Professional fees	456	357
Training, education and recruitment	358	387
Travelling	305	347
Meeting	176	169
Social contribution	140	182
Collection expenses	112	101
Others	221	218
Total	4,503	3,702

Refer to Note 31 for details of related parties transactions.

26.TAXATION

a.Claims for tax refund

	September 30, 2018	December 31, 2017
The Company
Corporate income tax	507	610
Value Added Tax ("VAT")	980	1,338
Subsidiaries
Corporate income tax	94	174
VAT	952	1,871
Total claims for tax refund	2,533	3,993
Current portion	(352)	(908)
Non-current portion (Note 10)	2,181	3,085

b.Prepaid taxes

	September 30, 2018	December 31, 2017
The Company
Income Tax
Article 22 - Witholding tax on goods delivery
and import	-	1
Article 23 - Witholding tax on service delivery	-	44
VAT	525	629
Subsidiaries
Corporate Income Tax	1,085	1
Income Tax
Article 22 - Witholding tax on goods delivery
and import	13	-
Article 23 - Witholding tax on service delivery	367	17
VAT	2,283	2,008
Total prepaid taxes	4,273	2,700
Current portion	(3,678)	(1,947)
Non-current portion (Note 10)	595	753

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

c.	Taxes payable

	September 30, 2018	December 31, 2017
The Company
Income taxes
Article 4 (2) - Final tax	26	26
Article 21 - Individual income tax	47	81
Article 22 - Withholding tax on goods delivery
and imports	4	3
Article 23 - Withholding tax on services	33	29
Article 25 - Installment of corporate income tax	1	1
Article 26 - Withholding tax on non-resident
income	9	1
VAT
VAT - Tax collector	343	372
	463	513
Subsidiaries
Income taxes
Article 4 (2) - Final tax	82	85
Article 21 - Individual income tax	63	129
Article 22 - Withholding tax on goods delivery
and imports	3	3
Article 23 - Withholding tax on services	119	115
Article 25 - Installment of corporate income tax	742	37
Article 26 - Withholding tax on non-resident
income	5	303
Article 29 - Corporate income tax	447	763
VAT	805	842
	2,266	2,277
Total taxes payable	2,729	2,790

d. The components of income tax expense (benefit) are as follows:

	2018	2017
Current
The Company	158	351
Subsidiaries	6,631	8,135
	6,789	8,486
Deferred
The Company	243	77
Subsidiaries	(47)	65
	196	142
Net income tax expense	6,985	8,628

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the income tax expense calculated by applying the applicable tax rate of 20% to the profit before income tax less income subject to final tax, and the net income tax expense as shown in the consolidated statements of profit or loss and other comprehensive income is as follows:

	2018	2017
Profit before income tax	27,703	34,641
(Less) add: income subject to final tax - net	(1,063)	450
	26,640	35,091

Income tax expense calculated at the Company’s
applicable statutory tax rate of 20%	5,328	7,018
Difference in applicable statutory tax rate for
subsidiaries	1,262	1,646
Non-deductible expenses	484	(44)
Final income tax expense	51	52
Deferred tax assets that cannot be utilized - net	(198)	-
Others	58	(44)
Net income tax expense	6,985	8,628

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the nine months period ended September 30, 2018 and 2017 are as follows:

	2018	2017
Profit before income tax	27.672	34.641
Add back consolidation eliminations	17.602	16.344
Consolidated profit before income tax and eliminations	45.274	50.985
Less: profit before income tax of the subsidiaries	(30.325)	(33.672)
Profit before income tax attributable to the Company	14.949	17.313
Less: income subject to final tax	(347)	(370)
	14.602	16.943
Temporary differences:
Provision for impairment and trade receivables
written-off	439	665
Deferred installation fee	97	(51)
Other provisions	84	(39)
Depreciation and gain on sale of property
and equipment	82	(1.970)
Net periodic pension and other post-retirement
benefits costs	(784)	422
Provision for personnel expenses	(680)	646
Finance leases	(5)	4
Net temporary differences	(767)	(323)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

d. The components of income tax expense (benefit) are as follows (continued):

The reconciliation between the profit before income tax and the estimated taxable income of the Company for the nine months period ended September 30, 2018 and 2017 are as follows (continued):

	2018	2017
Permanent differences:
Net periodic post-retirement health care benefit costs	265	227
Employee benefits	199	186
Donations	105	159
Equity in net income of associates and subsidiaries	(12,938)	(15,927)
Others	60	245
Net permanent differences	(12,309)	(15,110)
Compensation of fiscal loss	(986)	-
Taxable income of the Company	540	1,510
Current corporate income tax expense	108	302
Final income tax expense	50	49
Total current income tax expense of the Company	158	351
Current income tax expense of the subsidiaries	6,631	8,135
Total current income tax expense	6,789	8,486

Tax Law No. 36/2008 with implementing rules under Government Regulation
No.56/2015 stipulates a reduction of 5% from the top rate applicable to qualifying listed companies, for those whose stocks are traded in the IDX which meet the prescribed criteria that the public owns 40% or more of the total fully paid and traded shares, and such shares are owned by at least 300 parties, with each party owning less than 5% of the total paid-up shares. These requirements must be met by a company for a period of 183 days in one tax year. The Company has met all of the required criteria; therefore, for the purpose of calculating income tax expense and liabilities for the financial reporting the years ended December 31, 2017 and 2016, the Company has reduced the applicable tax rate by 5%.

The Company applied the tax rate of 20% for the nine months period ended September 30, 2018 and 2017. The subsidiaries applied the tax rate of 25% for the nine months period ended
September 30, 2018 and 2017.

e.Tax assessment

(i)The Company

On November 15, 2013, the Company received tax underpayment assessment letters  (“SKPKBs”) for the underpayment of VAT for the period January  2007 to September 2007 and November 2007 amounting to Rp142 billion.  On January 20, 2014, the Company filed its objection to the Tax Authorities, and in December 2014, Tax Authorities issued a decision which rejected the objections.  The Company accepted the assessment on the underpayment of VAT amounting to Rp22 billion (including penalty of Rp10 billion). The accepted portion was charged to the 2014 consolidated statement of profit or loss and other comprehensive income.
The portion of VAT international incoming call interconnection amounting to
Rp120 billion (including penalty of Rp39 billion) is recognized as claim for tax refund.
On March 12, 2015, the Company has filed an appeal to the Tax Court on the rejection of its objection to the assessment of VAT international incoming call interconnection.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On August 1 and 2, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted all the Company’s appeal. In September 2017, the Company received tax refund amounting to Rp115 billion and for remaining balance amounting to
Rp5 billion has been compensated to withholding tax article 21 tax collection letters.

On October 26 and November 23, 2017, the Company received a notification from Tax Court that Tax Authorities filed a request for judicial review. On November 23 and
December 21, 2017, to response the judicial review from Tax Authorities, the Company sent contra memorandum for judicial review to Supreme Court (“SC”). The Company received the verdict from the SC as the result of the tax dispute for tax period June and July 2017. Based on the verdict, the SC rejected the Tax Authorities’ request and agreed with the verdict from the Tax Court. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review for another tax period is still in process.

In November 2014, the Company received SKPKBs from the Tax Authorities as the result of the tax audit for fiscal year 2011. Based on the letters, the Company received VAT underpayment assessment for the tax period January 2011 to December 2011 amounting to Rp182.5 billion (including penalty of Rp60 billion) and corporate income tax underpayment amounting to
Rp2.8 billion (including penalty of Rp929 million). The accepted portion amounting to Rp4.7 billion (including penalty of Rp2 billion) was charged to the 2014 consolidated financial statement of profit or loss and other comprehensive income. The portion of VAT international incoming call interconnection amounting to Rp178 billion (including penalty of Rp58 billion) is recognized as claim for tax refund. On January 7, 2015, the Company filed an objection and on October 20, 2015, Tax Authorities issued a rejection regarding this objection. On January 20, 2016, the Company filed an appeal on the decision of its objection.

On April 4 and 5, 2017, the Tax Court issued a verdict regarding to VAT international incoming call interconnection appeal process. The verdict stated that the international incoming call interconnection is the taxable services and categorized as export service that subject to 0% VAT and granted the Company’s appeal for the tax period January 2011 and September 2011 to December 2011. Tax Court rejected the Company’s appeal for the tax period
February 2011 to August 2011, since the Company did not meet the administrative requirement. Regarding this rejection, on June 19 and 21, 2017, the Company filed the request for judicial review. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On May 3, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January 2012 to December 2012. On November 3, 2016, Tax Authorities issued SKPKBs for fiscal year 2012, wherein the Company was liable for underpayment of corporate income tax amounting to Rp991.6 billion (including penalty of Rp321.6 billion), VAT underpayment amounting to Rp467 billion (including penalty of  Rp153.5 billion), self-assessed offshore VAT underpayment amounting to Rp1.2 billion (including penalty of Rp392 million), VAT on tax collected underpayment amounting to Rp57 billion (including penalty of Rp18.5 billion). The Company also received Tax Collection Letter (“STP”) for VAT amounting to
Rp37.5 billion, withholding tax article 21 underpayment amounting to Rp16.2 billion (including penalty of Rp5.3 billion), final withholding tax article 21 underpayment amounting to
Rp1.2 billion (including penalty of Rp407 million), withholding tax article 23 underpayment amounting to Rp63.5 billion (including penalty of Rp20.6 billion), withholding tax article 4 (2) underpayment amounting to Rp25 billion (including penalty of Rp8.1 billion) and withholding tax article 26 underpayment amounting to Rp197.6 billion (including penalty of Rp64 billion). The Company has agreed to the recalculation of input tax credit on international incoming call interconnection services amounting to Rp35 billion, corporate income tax amounting to
Rp613 million and withholding tax article 26 amounting to Rp311.5 million that have been charged in the 2016 consolidated statement of profit or loss and other comprehensive income. The Company filed an objection regarding to the remaining assessments on
November 16, 2016.

On March 1, 2017 and May 9, 2017, the Company received the Decision Letter from Tax Authorities for the underpayment of self-assessed offshore VAT amounting to Rp1.8 million (including penalty of Rp0.6 million) and the underpayment of VAT on tax collected amounting to Rp4.4 billion (including penalty of Rp1.4 billion). The Company decided to accept the decision.

On October 19, 2017, the Tax Authorities issued Decision Letter on Company’s objections, wherein the Tax Authorities has reduced Company’s underpayment. Based on Decision Letter, the Company was liable for underpayment of withholding tax article 21 amounting to
Rp20.7 billion (including penalty of Rp6.7 billion), underpayment of final withholding tax article 21 amounting to Rp23.8 billion (including penalty of Rp7.7 billion), underpayment of withholding tax article 23 amounting to Rp115.7 billion (including penalty of Rp37.5 billion), underpayment of withholding tax article 4 (2) amounting to Rp25 billion (including penalty of Rp8.1 billion), underpayment of withholding tax article 26 amounting to Rp197.6 billion (including penalty of Rp64.1 billion) and underpayment of corporate income tax amounting to Rp496.4 billion (including penalty of Rp161 billion). On October 30 and 31, 2017, the Tax Authorities issued Decision Letter on Company’s objection, wherein the Tax Authorities has reduced
Company’s underpayment for VAT from the tax period January 2012 to
December 2012 with total of Rp429.3 billion (including penalty of Rp141.2 billion).
On January, 17 and 26, 2018, the Company filed an appeal on the rejection of its objection.
As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

e.Tax assessment (continued)

(i)The Company (continued)

On August 23, 2016, the Tax Authorities issued Field Tax Audit Notification Letter for tax period January 2015 to December 2015 regarding overpayment of corporate income tax amounting to Rp414 billion. On April 25, 2017, the Tax Authorities issued Tax Overpayment Assessment Letter  (“SKPLB”) for overpayment of corporate income tax amounting to
Rp147 billion, and SKPKBs for underpayment of VAT amounting to Rp13 billion
(including penalty of Rp4 billion), underpayment of VAT on tax collected amounting to Rp6 billion (including penalty of Rp1.5 billion), underpayment of self-assessed offshore
VAT amounting to Rp55 billion (including penalty of Rp17 billion). The Company also received STP of VAT amounting to Rp34 billion, VAT on tax collected amounting to
Rp7 billion and self-assessed offshore VAT amounting to Rp8 billion.

The Company accepted tax audit decision amounting to Rp17 billion for corporate income tax, to transfer deductible temporary differences related to provision for incentives to fixed wireless (Flexi) subscribers’ migration amounting to Rp42 billion from Annual Tax Return of corporate income tax fiscal year 2015 to Annual Tax Return of corporate income tax fiscal year 2016. The Company also accepted underpayment of VAT, underpayment of VAT on tax collected and STP of VAT on tax collected totaling to Rp26 billion.

On July 24, 2017, the Company filed Objection Letter to the Tax Authorities for corporate income tax amounting to Rp210.5 billion and self-assessed offshore VAT amounting to
Rp55 billion. On May 3, 2018, the Company received SKPLB of VAT on self-assessed offshore amounting to Rp54 billion and accepted the decision.  In July 2018, the Company received SKPLB of corporate income tax amounting to Rp76 billion. As of the date of approval and authorization for the issuance of these consolidated financial statements, the appeal is still in process.

On August 25, 2017, the Tax Authorities issued Field Tax Audit Notification Letter for tax periods January 2016 to December 2016 for all taxes. This audit is related to claim for tax refund of overpayment corporate income tax for fiscal year 2016. On June 7, 2018, the Company received SKPLB of corporate income tax amounting to Rp15 billion, SKPKB of withholding tax article 26 amounting to Rp557 million and SKPLB of VAT amounting to
Rp923 billion.  The Company accepted on results of corporate income tax, withholding tax article 26 and on VAT Rp10 billion, STP for VAT Rp7 billion, VAT on free gifts Rp8.5 billion and STP for VAT on free gifts Rp1.7 billion. But, the Company disagreed on imposition of VAT on incoming call interconnection services amounting to Rp151 billion and  tax collection letters amounting Rp30.3 billion. The Company will file an objection to Directorate General of Taxes (“DGT”). As of the date of approval and authorization for the issuance of these consolidated financial statements, the Company is still in process to submit the objection letters.

On September 11, 2017 and January 9, 2018, the Tax Authorities issued Field Tax Audit Notification Letter for tax period November 2014 and December 2014 regarding claim for tax refund overpayment of VAT correction for tax period November 2014 and December 2014 amounting to Rp129 billion and Rp86.7 billion, respectively.  The Company received SKPLB and accepted for both tax period amounting to Rp122.5 billion and Rp84.4 billion, respectively

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

e.Tax assessment (continued)

(ii)	Telkomsel

In December 2013, the Tax Court accepted Telkomsel’s appeal on the 2006 VAT and withholding taxes totaling Rp116 billion. In February 2014, Telkomsel received the refund.
On July 3, 2015, in response to Telkomsel’s letter claiming for interest income related to favorable 2006 VAT and withholding tax verdicts, the Tax Authorities informed Telkomsel that the claim cannot be granted since the Tax Authorities filed a request for judicial review to the SC. On August 19, 2016, Telkomsel received a notification from the Tax Court that the Tax Authorities filed a request for judicial review to SC for the VAT case amounting to
Rp108 billion. Telkomsel filed a contra memorandum for judicial review to the SC on September 14, 2016. In July 2018, the Company received the official verdict from the SC which rejected the Tax Authorities request. In April 2017, Tax Authorities has granted Telkomsel’s claim on interest income will be compensate against corporate income tax installment for the period of
April 2017. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still in process.

On April 21, 2010, the Tax Authorities filed a request for judicial review to the SC for the Tax Court’s acceptance of Telkomsel’s request to cancel the STP for the underpayment of December 2008 income tax article 25 amounting to Rp429 billion (including a penalty of
Rp8.4 billion). In May 2010, Telkomsel filed a contra memorandum for judicial review to the SC. On March 2, 2017, Telkomsel received the official verdict from the SC which accept the Tax Authorities request. The penalty was paid in June 2017.

In May and June 2012, Telkomsel received the refund of the penalty on the 2010 income tax article 25 underpayment amounting to Rp15.7 billion based on the Tax Court’s verdict.
On July 17, 2012, the Tax Authorities filed a request for judicial review to the SC on the Tax Court’s Verdict. On September 14, 2012, Telkomsel filed a contra memorandum for judicial review to the SC. In July 2016, conservatively, Telkomsel recognized the tax penalty of
Rp15.7 billion as expense based on its previous experience on a similar income tax case. As of the date of approval and authorization for the issuance of these consolidated financial statements, the judicial review is still on process.

On May 24, 2012, Telkomsel filed an objection to the Tax Authorities for the 2010 underpayment of VAT of Rp290.6 billion (including penalty of Rp67 billion) and recorded it as a claim for tax refund. On May 9, 2017, Telkomsel received the official verdict from the SC which rejected Telkomsel’s request, therein Telkomsel paid the underpayment on
July 10, 2017. On July 19, 2017, Telkomsel filed the second judicial review to contest against the SC’s verdict. As of the date of approval and authorization for the issuance of these consolidated financial statements, the second judicial review is still in process.

On February 15, 2016, Telkomsel filed an appeal to the Tax Authorities for the 2011 underpayment of corporate income tax of Rp250 billion (including penalty of Rp81.1 billion). Subsequently, on March 17, 2016, Telkomsel also filed an appeal to the Tax Court for the underpayment of VAT amounting to Rp1.2 billion (including penalty of Rp392 million).
On February 6, 2017, Telkomsel received the Tax Court’s verdict for VAT cases of
Rp1.2 billion in favor of Telkomsel. In March and June 2017, Telkomsel received the tax refund. On March 2, 2017, Telkomsel received the Tax Court’s Verdict for the 2011 underpayment of corporate income tax which partially accepted Telkomsel’s appeal amounting to Rp247.6 billion and on August 31, 2017, Telkomsel received the tax refund.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

e.Tax assessment (continued)

(ii)	Telkomsel (continued)

In July and October 2017, Telkomsel received notifications that the Tax Authorities had filed a request for judicial reviews to the SC for cases relating to corporate income tax and VAT amounting to Rp62 billion and Rp1.2 billion, respectively. Telkomsel submitted its contra memorandum for judicial review in August 2017 and November 2017. In April 2018, SC already read verdict which reject the Tax Authorities’ request. As of the date of approval and authorization for issuance of these financial statements, the Company has not yet received the official verdict from the SC. As of the date of approval and authorization for issuance of these financial statements, the Company has received 10  out of 11 official verdicts from the SC  which reject the Tax Authorities’ request. The verdicts are for cases relating to VAT amounting
Rp1.1 billion for January to December 2011 period, except for June 2011. For June 2011 period, the judicial review is still in process.

On July 28, 2016 and in April 2017, Telkomsel received the tax audit instruction letter for compliance of fiscal year 2014 and 2015, respectively. As of the date of approval and authorization for the issuance of these consolidated financial statements, the tax audit is still in progress.

f.Tax incentives

In December 2015, the Company took advantage of the Economic Policy Package V in the form of tax incentives for fixed assets revaluation as stipulated in the Ministry of Finance Regulation (“PMK”) No. 191/PMK.010/2015 juncto PMK No. 233/PMK.03/2015 juncto PMK
No. 29/PMK.03/2016. In accordance with the PMK, the Company is allowed to revalue its fixed assets for tax purposes and will obtain lower income tax when the application of the revaluation is submitted to DGT during the period between the effective date of PMK and December 31, 2016. The final income tax is determined at a rate ranging from 3%-6% on the excess of the revalued amount of fixed assets over its original net book value depending on the timing of submission of application to the DGT.

On December 29, 2015, the Company filed an application for fixed assets revaluation using self-assessed revaluation amount and has paid the related final income tax amounting to
Rp750 billion. Based on the PMK, the self-assessed revaluation amount should be evaluated by a Public Independent Appraiser (“KJPP”) or valuation specialist, which is registered with the Government before December 31, 2016. Upon verification of the completeness and accuracy of the application, the DGT may issue approval letter within 30 days after the receipt of complete application. The Company has appointed a KJPP to perform fixed assets revaluation of the Company.

The Company submitted the fixed asset revaluation documents phase 1 to DGT on
September 29, 2016. On November 10, 2016, DGT issued approval regarding fixed assets revaluation amounting to Rp7,078 billion with related final income tax amounting to Rp212 billion.

On December 15, 2016, the Company submitted its fixed assets revaluation application for
Phase 2 to DGT and expects to be eligible for 6% tax rate. In its application, the Company estimated a revaluation increment of Rp8,961 billion with estimated final income tax of
Rp538 billion. In 2017, the Company received fixed asset revaluation report from KJPP. Based on the report, the value of fixed asset increased amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion. The Company has paid final income tax amounting to
Rp2 billion as addition on September 22, 2017 and November 15, 2017. On November 21, 2017, DGT issued approval regarding fixed assets revaluation amounting to Rp8,982 billion with related final income tax amounting to Rp540 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

f.Tax incentives

A deductible temporary difference arose on this fixed assets revaluation for tax purposes since the tax base of the fixed assets is higher than their carrying amount. The deductible temporary difference results in a deferred tax asset since the economic benefits will flow to the Company in a form of reduction of taxable income in the future periods when the assets are recovered.

In 2016, the Company recognized deferred tax assets amounting to Rp1,415 billion on the phase 1 revaluation increment on fixed assets, as approved by the DGT.  In 2017, based on DGT’s approval, The Company recognized deferred tax asset amounting to Rp1,796 billion on the phase 2 revaluation increment on fixed assets.

g.Deferred tax assets and liabilities

The details of the Group's deferred tax assets and liabilities are as follows:

			(Charged)
			credited to	(Charged)
		(Charged)	other	credited to
	December 31,	credited to profit	comprehensive	equity and	December 31,
	2017	or loss	income	reclassification	2018
The Company
Deferred tax assets:
Net periodic pension and other
post-employment benefit costs	1.102	(157)	-	-	945
Provision for impairment of receivables	594	88	-	-	682
Difference between accounting and tax
bases of property and equipment	240	123	-	-	363
Provision for employee benefits	247	(124)	-	45	168
Deferred installation fee	74	19	-	-	93
Accrued expenses and provision for
inventory obsolescence	43	(2)	-	6	47
Fiscal loss	172	(197)	-	25	-
Finance leases	1	(1)	-	-	-
Total deferred tax assets	2.473	(251)	-	76	2.298
Deferred tax liabilities:
Land rights, intangible assets and others	(1)	8	-	-	7
Valuation of long-term investment	(11)	-	-	-	(11)
Total deferred tax liabilities	(12)	8	-	-	(4)
Deferred tax assets
of the Company - net	2.461	(243)	-	76	2.294
Deferred tax assets
of the other subsidiaries - net	343	14	-	(4)	353
Telkomsel
Deferred tax assets:
Provision for employee benefits	677	45	-	-	722
Provision for impairment of receivables	184	80	-	-	264
Total deferred tax assets	861	125	-	-	986
Deferred tax liabilities:
Finance leases	(561)	(287)	-	-	(848)
Difference between accounting and tax
bases of property and equipment	(552)	(34)	-	-	(586)
License amortization	(225)	122	-	-	(103)
Total deferred tax liabilities	(1.338)	(199)	-	-	(1.537)
Deferred tax liabilities
of Telkomsel - net	(477)	(74)	-	-	(551)
Deferred tax liabilities of the other
subsidiaries - net	(456)	92	-	3	(361)
Deferred tax liabilities - net	(933)	18	-	3	(912)
Deferred tax assets - net	2.804	(229)	-	72	2.647

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

g.Deferred tax assets and liabilities (continued)

The details of the Group's deferred tax assets and liabilities are as follows (continued):

	December 31, 2016	(Charged) credited to profit or loss	(Charged) credited to other comprehensive income	(Charged) credited to equity and reclassification	December 31, 2017
The Company
Deferred tax assets:
Net periodic pension and other post-employment benefit costs	563	197	342	-	1,102
Provision for impairment of receivables	388	206	-	-	594
Provision for employee benefits	209	38	-	-	247
Difference between accounting and tax bases property and equipment	(772)	1,012	-	-	240
Fiscal loss	-	172	-	-	172
Deferred installation fee	75	(1)	-	-	74
Accrued expenses and provision for inventory obsolescence	69	(26)	-	-	43
Finance leases	1	(0)	-	-	1
Total deferred tax assets	533	1,598	342	-	2,473
Deferred tax liabilities:
Valuation of long-term investment	(11)	-	-	-	(11)
Land rights, intangible assets and others	(11)	10	-	-	(1)
Total deferred tax liabilities	(22)	10	-	-	(12)
Deferred tax assets of the Company - net	511	1,608	342	-	2,461
Deferred tax assets of the other Subsidiaries - net	258	(20)	9	96	343
Telkomsel
Deferred tax assets:
Provision for employee benefits	478	68	131	-	677
Provision for impairment of receivables	143	41	-	-	184
Total deferred tax assets	621	109	131	-	861
Deferred tax liabilities:
Finance leases	(549)	(12)	-	-	(561)
Difference between accounting and tax bases of property and equipment	(482)	55	-	(125)	(552)
Intangible assets	(48)	(177)	-	-	(225)
Total deferred tax liabilities	(1,079)	(134)	-	(125)	(1,338)
Deferred tax liabilities of Telkomsel - net	(458)	(25)	131	(125)	(477)
Deferred tax liabilities of the other subsidiaries - net	(287)	(164)	12	(17)	(456)
Deferred tax liabilities - net	(745)	(189)	143	(142)	(933)
Deferred tax assets - net	769	1,588	351	96	2,804

As of September 30, 2018 and December 31, 2017, the aggregate amounts of temporary differences associated with investments in subsidiaries and associated companies, for which deferred tax liabilities have not been recognized were Rp28,360 billion and Rp31,928 billion, respectively.

Realization of the deferred tax assets is dependent upon the Group’s capability in generating future profitable operations. Although realization is not assured, the Group believes that it is probable that these deferred tax assets will be realized through reduction of future taxable income when temporary differences reverse. The amount of deferred tax assets is considered realizable; however, it can be reduced if actual future taxable income is lower than estimates.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

26.TAXATION (continued)

h.  Administration

From 2008 to 2017, the Company has been consecutively entitled to income tax rate reduction of 5% for meeting the requirements in accordance with the Government Regulation No. 81/2007 as amended by Government Regulation No. 77/2013 and the latest by Government Regulation
No. 56/2015 in conjunction with PMK No. 238/PMK.03/2008. On the basis of  historical data, for the year ended December 31, 2017, the Company calculates the deferred tax using the tax rate of 20%.

The taxation laws of Indonesia require that the Company and its local subsidiaries submit to individual tax returns on the basis of self-assessment. Under prevailing regulations, the DGT may assess or amend taxes within a certain period. For fiscal years 2007 and earlier, the period is within ten years from the time the tax became due, but not later than 2013, while for fiscal years 2008 and onwards, the period is within five years from the time the tax became due.

The Ministry of Finance of the Republic of Indonesia has issued Regulation No. 85/PMK.03/2012 dated June 6, 2012 as amended by PMK No. 136 -  PMK.03/2012 dated August 16, 2012 concerning the appointment of State-Owned Enterprises ("SOEs") to withhold, deposit and report VAT and Sales Tax on Luxury Goods ("PPnBM") according to the procedures outlined in the Regulation which is effective from July 1, 2012. The Ministry of Finance of the Republic of Indonesia also has issued Regulation No. 224/PMK.011/2012 dated December 26, 2012 concerning the appointment of SOEs to withhold income tax article 22 as amended by PMK
No. 16/PMK.010/2016 dated February 3, 2016. The Company has withheld, deposited, and reported the VAT, PPnBM and also income tax article 22 in accordance with the Regulations.

27.  BASIC EARNINGS PER SHARE

Basic earnings per share is computed by dividing profit for the period attributable to owners of the parent company amounting to Rp14,232 billion and Rp17,922 billion by the weighted average number of shares outstanding during the period totaling 99,062,216,600 sharess after stock split for the nine months period ended September 30, 2018 and 2017, respectively. The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

Basic earnings per share amounting to Rp143.67 and Rp180.92 (in full amount) for the nine months period ended September 30, 2018 and 2017, respectively.

The Company does not have potentially dilutive financial investments for the nine months period ended September 30, 2018 and 2017.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

28.  CASH DIVIDENDS AND GENERAL RESERVE

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 28 dated
April 21, 2017 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2016 amounting to Rp11,611 billion (Rp117.21 per share) and Rp1,935 billion (Rp19.54 per share), respectively.

Pursuant to the AGM of Stockholders of the Company as stated in notarial deed No. 54 dated
April 27, 2018 of Ashoya Ratam, S.H., M.Kn., the Company’s stockholders approved the distribution of cash dividend and special cash dividend for 2017 amounting to Rp13,287 billion (Rp134.13 per share) and Rp3,322 billion (Rp33.53 per share), respectively.

Appropriation of Retained Earnings

Under the Limited Liability Company Law, the Company is required to establish a statutory reserve amounting to at least 20% of its issued and paid-up capital.

The balance of the appropriated retained earnings of the Company as of September 30, 2018 and December 31, 2017 amounting to Rp15,337 billion, respectively.

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS

The details of pension and other post-employment benefit liabilities are as follows:

	Notes	September 30, 2018	December 31, 2017
Pension benefit and other post-employment
benefit obligations
Pension benefit
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	2,162	1,540
Additional pension benefit obligation	29a.i.a.ii	923	1,076
The Company - unfunded	29a.i.b	2,098	2,384
Telkomsel	29a.ii	1,950	1,839
Telkomsat		0	0
MD Media		0	0
Infomedia		0	0
Sub-total pension benefit		7,133	6,839
Net periodic post-employment health care
benefit	29b	2,685	2,419
Other post-employment benefit	29c	466	510
Obligation under the Labor Law	29d	490	427
Total		10,774	10,195

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

The details of net benefit expense recognized in the consolidated statements of profit or loss and other comprehensive income is as follows:

	Notes	2018	2017
Pension benefit cost
The Company - funded	29a.i.a
Defined pension benefit obligation	29a.i.a.i	396	571
Additional pension benefit obligation	29a.i.a.ii	52	-
The Company - unfunded	29a.i.b	148	179
Telkomsel	29a.ii	261	186
MD Media		-	-
Infomedia		-	1
Telkomsat		-	-
Total pension benefit cost	23	857	937
Net-periodic post-employment health care
benefit cost	23,29b	266	227
Other post-employment benefit cost	23,29c	24	32
Obligation under the Labor Law	23,29d	71	46
Total		1,218	1,242

a.Pension benefit costs

i.	The Company

a.	Funded pension plan

i.	Defined pension benefit obligation

The Company sponsors a defined benefit pension plan for employees with permanent status prior to July 1, 2002. The pension benefits are paid based on the participating employees’ latest basic salary at retirement and the number of years of their service. The plan is governed by the pension laws in Indonesia and managed by Telkom Pension Fund (“Dana Pensiun Telkom” or “Dapen”). The participating employees contribute 18% (before March 2003: 8.4%) of their basic salaries to the pension fund. The Company did not make contributions to the pension fund for the nine months period ended September 30, 2018 and for the year ended December 31, 2017.

The following table presents the changes in projected pension benefit obligations, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statements of financial position as of September 30, 2018 and December 31, 2017,  under the defined benefit pension plan:

	September 30, 2018	December 31, 2017
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	22,354	18,849
Charged to profit or loss:
Service costs	288	366
Past service cost - plan amendments	-	94
Interest costs	1,096	1,454
Pension plan participants’ contributions	29	41
Actuarial (gain) losses recognized in OCI	(1,801)	2,862
Pension benefits paid	(1,067)	(1,312)
Projected pension benefit obligations
at end of period	20,899	22,354

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

	September 30, 2018	December 31, 2017
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	20,814	19,046
Interest income	1,019	1,387
Return on plan assets (excluding amount
included in net interest expense)	(1,801)	1,709
Pension plan participants’ contributions	29	41
Pension benefits paid	(1,067)	(1,312)
Provision of additional benefit	(205)	-
Plan administration cost	(52)	(57)
Fair value of pension plan assets at end
of period	18,737	20,814
Funded status	(2,162)	(1,540)
Projected pension benefit obligations
at end of period	(2,162)	(1,540)

As of September 30, 2018 and December 31, 2017, plan assets consist of:

	September 30, 2018		Desember 31, 2017
	Quoted in active		Quoted in active
	market	Unquoted	market	Unquoted
Cash and cash equivalents	893	-	1,481	-
Equity instruments:
Finance	1,322	-	1,463	-
Consumer goods	1,289	-	1,411	-
Infrastructure, utilities and
transportation	576	-	656	-
Construction, property and
real estate	203	-	363	-
Basic industry and chemical	111	-	115	-
Trading, service and
investment	410	-	388	-
Mining	141	-	92	-
Agriculture	46	-	46	-
Miscellaneous industries	373	-	377	-
Equity-based mutual fund	1,263	-	1,233	-
Fixed income instruments:
Corporate bonds	-	5,283	-	5,428
Government bonds	6,080	-	6,968	-
Mutual funds	54	-	54	-
Non-public equity:
Direct placement	-	238	-	237
Property	-	181	-	188
Others	-	271	-	314
Total	12,761	5,973	14,647	6,167

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

Pension plan assets include Series B shares issued by the Company with fair values totalling to Rp385 billion and Rp469 billion, representing 2.06% and 2.25% of total plan assets as of September 30, 2018 and December 31, 2017, respectively, and bonds issued by the Company with fair value totalling to Rp306 billion and Rp340 billion representing 1.64%,respectively, of total plan assets as of September 30, 2018 and December 31, 2017, respectively.

The expected return is determined based on market expectation for returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(835) billion and Rp3,039 billion for the nine months period ended
September 30, 2018 and for the year ended December 31, 2017, respectively. Based on the Company’s policy issued on January 14, 2014 regarding Dapen’s Funding Policy, the Company will not contribute to Dapen when Dapen’s Funding Sufficiency Ratio (FSR) is above 105%. Based on Dapen’s financial statement as of September 30, 2018, Dapen’s FSR is above 105%. Therefore, the Company did not contributed to the defined benefit pension plan in 2018.

Based on the Company’s policy issued on June 24, 2016 regarding Pension Regulation by Dapen, widow/widower or the children of participants who enrolled before April 20, 1992, will receive increase in monthly pension benefits from 60% to 75% of pension benefits received by the pensioners with effective date since January 1, 2016.
In addition, the Company provided other benefits to enhance the pensioners’ welfare which were provided only in 2016. Such other benefits consist of Rp6 million to monthly pension beneficiaries who retired before end of June 2002 and other benefit of Rp3 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of May 2016.

Based on the company's policy issued on June 7, 2017 regarding Pension Regulation by Dapen, the Company provided other benefits amounted to Rp4.5 million to monthly pension beneficiaries who retired before end of June 2002 and Rp2.25 million to monthly pension beneficiaries who retired starting from the end of June 2002 until the end of April 2017.

The movement at the projected pension benefit obligations for the nine months period ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
(Projected pension benefit obligations)
prepaid pension benefit cost at
beginning of year	(1,540)	197
Net periodic pension benefit cost	(417)	(583)
Provision of additional benefit	(205)	-
Actuarial gain (losses) recognized in OCI	1,801	(2,862)
Return on plan assets
(excluding amount included in net interest
expense)	(1,801)	1,708
Projected pension benefit obligations at
end of period	(2,162)	(1,540)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

i.	Defined pension benefit obligation (continued)

The components of net periodic pension benefit cost for the nine months period ended
September 30, 2018 and 2017 are as follows:

	2018	2017
Service costs	288	272
Past service cost - plan amendments	-	226
Plan administration cost	52	44
Net interest cost	77	44
Net periodic pension benefit cost	417	586
Amount charged to subsidiaries under
contractual agreements	(21)	(15)
Net periodic pension benefit cost less
amount charged to subsidiaries	396	571

Amounts recognized in OCI for the nine months period ended September 30, 2018 and 2017 are as follows:

	2018	2017
Actuarial gain (losses) recognized during
the period	1,801	(1,165)
Return on plan assets (excluding amount
included in net interest expense)	(1,801)	1,165
Net	-	-

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated
February 27, 2018 and February 22, 2017, respectively, by PT Towers Watson Purbajaga (“TWP”), an independent actuary in association with Willis Towers Watson (“WTW”) (formerly Towers Watson). The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	6.75%	8.00%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i. The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation

Based on the Company’s policy issued on June 7, 2017 regarding Pension Regulation by  Dapen, the Company established additional benefit fund at maximum 10% of surplus of defined benefit plan, when FSR is above 105% and return on investment is above actuarial discount rate of pension fund.

	September 30, 2018	December 31, 2017
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	1,076	-
Charged to profit or loss:
Service costs	-	-
Past service costs	-	657
Interest costs	52	-
Actuarial (gain) losses recognized in OCI	(16)	419
Pension benefits paid	(94)	-
Projected pension benefit obligations
at end of period	1,018	1,076
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	-	-
Provision of additional benefit	205	-
Return of benefit plan assets	(16)	-
Pension benefits paid	(94)	-
Fair value of pension plan assets at end of
period	95	-
Funded status	(923)	(1,076)
Projected pension benefit obligations
at end of period	(923)	(1,076)

As of September 30, 2018 there is no plan asset on additional pension benefit obligation. Plan asset will be recognized as additional pension fund provided.

Changes in additional pension benefit obligation for the nine months period ended
September 30, 2018 and for the year ended December 31, 2017 are as follow:

	September 30, 2018	December 31, 2017
Additional pension benefit obligation at
beginning of year	1,076	-
Past service cost	-	657
Net periodic pension costs	52	-
Provision of additional benefit	(205)	-
Actuarial gain (loss) recognized in OCI	(16)	419
Return on plan asset	16	-
Projected additional pension benefit
obligation at end of period	923	1,076

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

a.	Funded pension plan (continued)

ii.	Additional pension benefit obligation (continued)

The components of additional pension benefit cost for the nine months period ended
September 30, 2018 and 2017 are as follows:

	2018	2017
Service costs	-	-
Past service costs	-	-
Plan administration costs	-	-
Net interest costs	52	-
Pension benefit costs	52	-

Amounts recognized in OCI for the nine months period ended September 30, 2018 and 2017 are as follows  :

	2018	2017
Actuarial (gain) losses recognized during the
period	(16)	-
Return on plan assets (excluding amount
included in net interest expense)	16	-
Net	-	-

The actuarial valuation for the additional pension benefit plan was performed based on the measurement date as of December 31, 2017, with report dated
February 27, 2018, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the year ended December 31, 2017 is as follows:

2017
Rate of return on investment	9.50% - 10.25%
Discount rate	6.75%
Actuarial discount rate of pension fund	9.25% - 9.50%
Rate of compensation increases	8.00%
Indonesian mortality table	2011

b.	Unfunded pension plan

The Company sponsors unfunded defined benefit pension plans and a defined contribution pension plan for its employees.

The defined contribution pension plan is provided to employees with permanent status hired on or after July 1, 2002. The plan is managed by Financial Institutions Pension Fund (Dana Pensiun Lembaga Keuangan or “DPLK”). The Company’s contribution to DPLK is determined based on a certain percentage of the participants’ salaries and amounted to
Rp10 billion,respectively, for the nine months period September 30, 2018 and for the year ended December 31, 2017, respectively.

Since 2007, the Company has provided pension benefit based on uniformization for both participants prior to and from April 20, 1992 effective for employees retiring beginning February 1, 2009. In 2010, the Company replaced the uniformization with Manfaat Pensiun Sekaligus (“MPS”). MPS is given to those employees reaching retirement age, upon death or upon becoming disabled starting from February 1, 2009.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

i.	The Company (continued)

b.	Unfunded pension plan (continued)

The Company also provides benefits to employees during a pre-retirement period in which they are inactive for 6 months prior to their normal retirement age of 56 years, known as pre-retirement benefits (Masa Persiapan Pensiun or “MPP”). During the pre-retirement period, the employees still receive benefits provided to active employees, which include, but are not limited to, regular salary, health care, annual leave, bonus and other benefits. Since 2012, the Company has issued a new requirement for MPP effective for employees retiring since April 1, 2012, whereby the employee is required to file a request for MPP and if the employee does not file the request, such employee is required to work until the retirement date.

The following table presents the changes in the unfunded projected pension benefit obligations for MPS and MPP for the nine months period ended September 30, 2018 and for the year ended December 31, 2017:

	September 30, 2018	December 31, 2017
Unfunded projected pension benefit
obligations at beginning of year	2,384	2,507
Service costs	40	51
Net Interest costs	108	188
Actuarial losses recognized in OCI	-	100
Benefits paid by employer	(434)	(462)
Unfunded projected pension benefit
obligations at end of period	2,098	2,384

The components of total periodic pension benefit cost for the nine months period ended
September 30, 2018 and 2017 are as follows:

	2018	2017
Service costs	40	38
Net interest costs	108	141
Total	148	179

Amounts recognized in OCI amounted to RpNil as of September 30, 2018 and 2017, respectively.

The actuarial valuation for the defined benefit pension plan was performed, based on the measurement date as of December 31, 2017 and 2016, with reports dated
February 27, 2018 and February 22, 2017, respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary for the year ended December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	6.00% - 6.75%	7.75% - 8.00%
Rate of compensation increases	6.10% - 8.00%	6.10% - 8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

ii.	Telkomsel

Telkomsel sponsors a defined benefit pension plan to its employees. Under this plan, employees are entitled to pension benefits based on their latest basic salary or take-home pay and the number of years of their service. PT Asuransi Jiwasraya (“Jiwasraya”), a state-owned life insurance company, manages the plan under an annuity insurance contract. Until 2004, the employees contributed 5% of their monthly salaries to the plan and Telkomsel contributed any remaining amount required to fund the plan. Starting 2005, the entire contributions have been fully made by Telkomsel.

Telkomsel did not make contributions to Jiwasraya for the nine months period ended
September 30, 2018 and 2017,  respectively.

The following table presents the changes in projected pension benefit obligation, changes in pension benefit plan assets, funded status of the pension plan and net amount recognized in the consolidated statement of financial position for the nine months period ended
September 30, 2018 and for the year ended December 31, 2017, under Telkomsel’s defined benefit pension plan:

	September 30, 2018	December 31, 2017
Changes in projected pension benefit
obligations
Projected pension benefit obligations at
beginning of year	2,928	2,034
Charged to profit or loss:
Service costs	160	149
Interest costs	171	167
Actuarial (gain) losses recognized in OCI	-	584
Pension benefits paid	-	(6)
Projected pension benefit obligations at
end of period	3,259	2,928
Changes in pension benefit plan assets
Fair value of pension plan assets at
beginning of year	1,089	841
Interest income	70	69
Return on plan assets (excluding amount
included in net interest expense)	-	54
Pension plan participants’ contributions	150	131
Pension benefits paid	-	(6)
Fair value of pension plan assets at end
of period	1,309	1,089
Funded status	(1,950)	(1,839)
Projected pension benefit obligations at end
of period	(1,950)	(1,839)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

a.Pension benefit costs  (continued)

ii.Telkomsel (continued)

Movements of the pension benefit obligation for the nine months period ended
September 30, 2018 and for the year ended December 31, 2017:

	September 30, 2018	December 31, 2017
Pension benefit obligation at
beginning of year	1,839	1,193
Periodic pension benefit cost	261	247
Actuarial losses recognized in OCI	-	584
Return on plan assets
(excluding amount included in
net interest expense)	-	(54)
Employer contributions	(150)	(131)
Pension benefit obligation at
end of period	1,950	1,839

The components of the periodic pension benefit cost for the nine months period ended
September 30, 2018 and 2017 are as follows:

	2018	2017
Service costs	160	112
Net interest cost	101	74
Total	261	186

Amounts recognized in OCI amounted to RpNil as of September 30, 2018 and 2017, respectively.

The actuarial valuation for the defined benefit pension plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated February 8, 2018 and February 7, 2017 respectively, by TWP, an independent actuary in association with WTW.
The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016, are as follows:

	2017	2016
Discount rate	7.00%	8.25%
Rate of compensation increases	8.00%	8.00%
Indonesian mortality table	2011	2011

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost

The Company provides post-employment health care benefits to all of its employees hired before November 1, 1995 who have worked for the Company for 20 years or more when they retire, and to their eligible dependents. The requirement to work for 20 years does not apply to employees who retired prior to June 3, 1995. The employees hired by the Company starting from November 1, 1995 are no longer entitled to this plan. The plan is managed by Yayasan Kesehatan Telkom (“Yakes”).

The defined contribution post-employment health care benefit plan is provided to employees with permanent status hired on or after November 1, 1995 or employees with terms of service less than 20 years at the time of retirement.  The Company did not make contributions to Yakes for the nine months period ended September 30, 2018 and the year ended December 31, 2017.

The following table presents the changes in projected post-employment health care benefit provision, changes in post-employment health care benefit plan assets, funded status of the post-employment health care benefit plan and net amount recognized in the Company’s consolidated statement of financial position as of September 30, 2018 and December 31, 2017:

	September 30, 2018	December 31, 2017
Changes in projected post-employment health care
benefit obligation
Projected post-employment health care benefit
obligation at beginning of year	15,448	13,357
Charged to profit or loss:
Interest costs	827	1,115
Actuarial (gain) losses recognized in OCI	(1,192)	1,460
Post-employment health care benefits paid	(364)	(484)
Projected post-employment health care benefit
obligation at end of period	14,719	15,448
Changes in post-employment health care benefit
plan assets
Fair value of plan assets at beginning of year	13,029	11,765
Interest income	695	979
Return on plan assets (excluding amount included in
net interest expense)	(1,192)	909
Post-employment health care benefits paid	(364)	(484)
Plan administration cost	(134)	(140)
Fair value of plan assets at end of period	12,034	13,029
Funded status	(2,685)	(2,419)
Projected for post-employment health care benefit
obligation-net	(2,685)	(2,419)

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

As of September 30, 2018 and December 31, 2017, plan assets consists of:

	September 30, 2018		Desember 31, 2017
	Quoted in active		Quoted in active
	market	Unquoted	market	Unquoted
Cash and cash equivalents	797	-	1,354	-
Equity instruments:
Manufacturing and consumer	847	-	835	-
Finance industries	706	-	840	-
Construction	170	-	254	-
Infrastructure and telecommunication	340	-	350	-
Wholesale	159	-	137	-
Mining	100	-	65	-
Other Industries:
Services	60	-	38	-
Agriculture	33	-	35	-
Biotechnology and pharma industry	78	-	68	-
Others	1	-	1	-
Equity-based mutual funds	1,220	-	1,113	-
Fixed income instruments:
Fixed income mutual funds	7,189	-	7,642	-
Unlisted shares:
Private placement	-	334	-	297
Total	11,700	334	12,732	297

Yakes plan assets also include Series B shares issued by the Company with fair value totalling Rp242 billion and Rp265 billion, representing 2.01% and 2.04% of total plan assets as of
September 30, 2018 and December 31, 2017, respectively.

The expected return is determined based on market expectation for the returns over the entire life of the obligation by considering the portfolio mix of the plan assets. The actual return on plan assets was Rp(631) billion and Rp1,748 billion for the nine months period ended
September 30, 2018 and for the year ended December 31, 2017, respectively.

The movements of the projected post-employment health care benefit obligation for the nine months period ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Projected post-employment health care benefit
obligations at beginning of year	2,419	1,592
Net periodic post-employment health care benefit
costs	266	276
Actuarial (gain) losses recognized in OCI	(1,192)	1,460
Return on plan assets (excluding amount included in
net interest expense)	1,192	(909)
Projected post-employment health care benefit
obligation at end of period	2,685	2,419

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

b.	Post-employment health care benefit cost (continued)

The components of net periodic post-employment health care benefit cost for the nine months period ended September 30, 2018 and 2017 are as follows:

	2018	2017
Plan administration costs	134	126
Net interest costs	132	101
Periodic post-employment health care benefit cost	266	227
Amount charged to subsidiaries under contractual agreement	-	-
Net periodic post-employment health care benefit cost
less cost charged to subsidiaries	266	227

Amounts recognized in OCI for the nine months period ended September 30, 2018 and 2017 are as follows:

	2018	2017
Actuarial (gain) losses recognized during the period	(1,192)	670
Return on plan assets (excluding amount
included in net interest expense)	1,192	(670)
Net	-	-

The actuarial valuation for the post-employment health care benefits plan was performed based on the measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018  and February 22, 2017 respectively, by TWP, an independent actuary in association with WTW. The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016 are as follows:

	2017	2016
Discount rate	7.25%	8.50%
Health care costs trend rate assumed for the next year	7.00%	7.00%
Ultimate health care costs trend rate	7.00%	7.00%
Year that the rate reaches the ultimate trend rate	2018	2017
Indonesian mortality table	2011	2011

c.Other post-employment benefits provisions

The Company provides other post-employment benefits in the form of cash paid to employees on their retirement or termination. These benefits consist of final housing allowance (Biaya Fasilitas Perumahan Terakhir or “BFPT”) and home passage leave (Biaya Perjalanan Pensiun dan Purnabhakti or “BPP”).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

c.Other post-employment benefits provisions (continued)

The movements of the unfunded projected other post-employment benefit obligations for the nine months period ended September 30, 2018 and for the year ended December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Projected other post-employment
benefit obligations at beginning of year	510	502
Charged to profit or loss:
Service costs	4	6
Net interest costs	20	36
Actuarial losses recognized in OCI	-	40
Benefits paid by employer	(68)	(74)
Projected other post-employment benefits
obligations at end of period	466	510

The components of the projected other post-employment benefit cost for the nine months period ended September 30, 2018 and 2017 are as follows:

	2018	2017
Service costs	4	5
Net interest costs	20	27
Total	24	32

Amount recognized in OCI amounted to RpNil as of September 30, 2018 and 2017, respectively.

The actuarial valuation for the other post-employment benefits plan was performed based on measurement date as of December 31, 2017 and 2016, with reports dated February 27, 2018  and February 22, 2017 respectively, by TWP, an independent actuary in association with WTW.
The principal actuarial assumptions used by the independent actuary as of December 31, 2017 and 2016, are as follows:

	2017	2016
Discount rate	5.75%	7.75%
Indonesian mortality table	2011	2011

d.	Obligation under the Labor Law

Under Law No. 13 Year 2003, the Group is required to provide minimum pension benefits, if not covered yet by the sponsored pension plans, to its employees upon retirement. Total obligation recognized as of  September 30, 2018 and December 31, 2017 amounted to Rp490  billion and
Rp427 billion, respectively. The related pension benefits cost charged to expense amounted to
Rp71 billion and Rp46 billion for the nine months period ended September 30, 2018 and 2017, respectively (Note 23).

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

29.PENSION AND OTHER POST-EMPLOYMENT BENEFITS (continued)

e.	Maturity Profile of Defined Benefit Obligation (“DBO”)

The timing of benefits payments and weighted average duration of DBO for 2017 are as follows:

	Expected Benefits Payment
	The Company
	Funded
	Defined	Additional			Post-employment	Other post-
	pension benefit	pension benefit			health care	employment
Time Period	obligation	obligation	Unfunded	Telkomsel	benefits	benefits
Within next 10 years	16,797	508	2,180	2,450	6,215	471
Within 10-20 years	21,667	937	261	7,997	9,995	124
Within 20-30 years	18,911	628	42	6,763	9,692	45
Within 30-40 years	12,971	72	10	1,509	3,710	2
Within 40-50 years	2,917	22	-	-	343	-
Within 50-60 years	182	17	-	-	440	-
Within 60-70 years	6	-	-	-	7	-
Within 70-80 years	0	-	-	-	-	-

Weighted average
duration of DBO	9.52 years		4.4 years	11.77 years	17.64 years	3.62 years

f. Sensitivity Analysis

1% change in discount rate and rate of compensation would have effect on DBO as of
September 30,   2018 as follows :

	Discount Rate		Rate of compensation
	1% Increase	1% Decrease	1% Increase	1% Decrease
	Increase (decrease) in amounts		Increase (decrease) in amounts
Sensitivity
Funded
Defined pension benefit obligation	(1,896)	2,252	372	(387)
Additional pension benefit obligation	(68)	779	-	-
Unfunded	(54)	58	56	(57)
Telkomsel	(323)	368	189	(177)
Post-employment health care benefits	(2,093)	2,825	1,292	(1,096)
Other post-employment benefits	(15)	17	-	-

The sensitivity analysis has been determined based on a method that extrapolates the impact on DBO as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

The sensitivity results above determine the individual impact on the Plan’s DBO at the end of the year. In reality, the Plan is subject to multiple external experience items which may move the DBO in similar or opposite directions, and the Plan’s sensitivity to such changes can vary over time.

There are no changes in the methods and assumptions used in preparing the sensitivity analysis from the previous period.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

30.LSA PROVISIONS

Telkomsel and Patrakom provide certain cash awards or certain number of days leave benefits to their employees based on the employees’ length of service requirements, including LSA and LSL. LSA are either paid at the time the employees reach certain years of employment, or at the time of termination. LSL are either certain number of days leave benefit or cash, subject to approval by management, provided to employees who meet the requisite number of years of service and reach a certain minimum age.

The obligation with respect to these awards which was determined based on an actuarial valuation using the Projected Unit Credit method, amounted to Rp812 billion and Rp758 billion as of
September 30, 2018 and December  31, 2017, respectively. The related benefit costs charged to expense amounted to Rp105 billion and Rp90 billion for the nine months period ended
September 30, 2018 and 2017, respectively (Note 23).

31.RELATED PARTIES TRANSACTIONS

a.	Nature of relationships and accounts/transactions with related parties

Details of the nature of relationships and accounts/transactions with significant related parties are as follows:

Related parties	Nature of relationships parties	Nature of accounts/transactions
The Government Ministry of Finance	Majority stockholder	Internet and data service revenues, other telecommunication service revenues, finance income, finance costs, and investment in financial instruments
State-owned enterprises	Entity under common control	Internet and data service revenues, other telecommunication services revenues, operating expenses and purchase of property and equipment
Indosat	Entity under common control

Interconnection revenues, leased lines revenues, satellite transponder usage revenues, interconnection expenses, telecommunication facilities usage expenses, operating and maintenance expenses, usage of data communication network system expenses

PT Perusahaan Listrik Negara (“PLN”)	Entity under common control	Electricity expenses, finance income, finance costs, and investment in financial instrument
PT Pertamina (Persero) (“Pertamina”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
INTI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, purchase of property and equipment and construction services
State-owned banks	Entity under common control	Finance income and finance costs
BNI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
Bank Mandiri	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BRI	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
BTN	Entity under common control	Internet and data service revenues, other telecommunication service revenues, finance income, and finance costs
PT Pegadaian (“Pegadaian”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

Details of the nature of relationships and accounts/transactions with significant related parties are as follows (continued):

HIDDEN_ROW
Related parties	Nature of relationships parties	Nature of accounts/transactions
PT Balai Pustaka (“Balai Pustaka”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Garuda Indonesia (“Garuda Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Pembangunan Perumahan (“Pembangunan Perumahan”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Angkasa Pura (“Angkasa Pura”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Kimia Farma (“Kirma Farma”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT LEN Industri (“LEN”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
Perum Peruri (“Peruri”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Semen Indonesia (“Semen Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Kereta Api Indonesia (“KAI”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Pos Indonesia (“Pos Indonesia”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Indonesia Comnet Plus (“ICON Plus”)	Entity under common control	Internet and data service revenues and other telecommunication service revenues
PT Asuransi Jasa Indonesia (“Jasindo’)	Entity under common control	Fixed assets insurance expenses
PT Danareka (“Danareksa”)	Entity under common control	Consultant expenses
PT Wijaya Karya (“WIKA”)	Entity under common control	Purchase of property and equipment and construction services
PT Mandiri Manajemen Investasi	Entity under common control	Available-for-sale financial assets
Bahana TCW	Entity under common control	Available-for-sale financial assets, and bonds.
PT Sarana Multi Infrastruktur	Entity under common control	Finance costs
Indonusa	Associated company	Pay TV expenses
Teltranet	Associated company	CPE Expenses
Tiphone	Associated company	Distribution of SIM cards and pulse reload voucher
PT Poin Multi Media Nusantara (“POIN”)	Other related entities	Purchase of handset
PT Perdana Mulia Makmur (“PMM”)	Other related entities	Purchase of handset
Yakes	Other related entities	Medical expenses
Koperasi Pegawai Telkom (“Kopegtel”)	Other related entities

Purchase of property and equipment, construction and installation services, leases of buildings expenses, lease of vehicles expenses, purchases of vehicles, and purchases of materials and construction service, maintenance and cleaning service expenses, and RSA revenues

PT Sandhy Putra Makmur (“SPM”)	Other related entities	Leases of buildings expenses, leases of vehicles expenses, purchase of materials and construction services, utilities of maintenance and cleaning services
Koperasi Pegawai Telkomsel (“Kisel”)	Other related entities

Internet and data service revenues, other telecommunication service revenues, leases of vehicles expenses, printing and distribution of customer bills expenses, collection fee, other services fee, distribution of SIM cards and pulse reload voucher, and purchase of property and equipment

PT Graha Informatika Nusantara (“Gratika”)	Other related entities	Network service revenues, operation and maintenance expenses, purchase of property and equipment and construction services and distribution of SIM card and pulse reload voucher
PT Pembangunan Telekomunikasi Indonesia (“Bangtelindo”)	Other related entities	Purchase of property and equipment and construction services
PT Sarana Janesia Utama (“SJU”)	Other related entities	Fixed assets insurance expenses
Directors	Key management personnel	Honorarium and facilities
Commissioners	Supervisory personnel	Honorarium and facilities

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31. RELATED PARTIES TRANSACTIONS (continued)

a.	Nature of relationships and accounts/transactions with related parties (continued)

The outstanding balances of trade receivables and payables at year-end are unsecured and interest free and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables. As of September 30, 2018, the Group recorded impairment of receivables from related parties of Rp(187) billion. Impairment assessment is undertaken each financial year through examining the current status of existing receivables and historical collection experience.

b.	Transactions with related parties

The following are significant transactions with related parties:

	2018		2017
		% of total		% of total
	Amount	revenues	Amount	revenues
REVENUES
Majority Stockholder
Ministry of Finance	141	0.14	131	0.14
Entities under common control
Indosat	784	0.79	1,281	1.32
BRI	296	0.30	200	0.21
PLN	185	0.19	34	0.04
BNI	151	0.15	67	0.07
Bank Mandiri	151	0.15	102	0.11
Pertamina	124	0.12	109	0.11
BTN	114	0.11	97	0.10
Pegadaian	92	0.09	52	0.05
KAI	86	0.09	120	0.12
Garuda Indonesia	85	0.09	58	0.06
Balai Pustaka	75	0.08	6	0.01
Peruri	58	0.06	2	0.00
Kimia Farma	48	0.05	37	0.04
Angkasa Pura	47	0.05	28	0.03
LEN	45	0.05	0	0.00
Pembangunan Perumahan	43	0.04	86	0.09
Pos Indonesia	42	0.04	30	0.03
Semen Indonesia	34	0.03	55	0.06
ICON Plus	32	0.03	20	0.02
INTI	30	0.03	0	0.00
Others	356	0.36	348	0.34
Sub-total	2,878	2.90	2,732	2.81
Others	98	0.10	42	0.05
Total	3,117	3.14	2,905	3.00

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2018		2017
		% of total		% of total
	Amount	expenses	Amount	expenses
EXPENSES
Entities under common control
PLN	1,937	2.76	1,564	2.54
Indosat	724	1.03	674	1.09
Jasindo	228	0.32	263	0.43
Danareksa	41	0.06	-	-
Others	105	0.15	85	0.14
Sub-total	3,035	4.32	2,586	4.20
Other related entities
PMM	729	1.04	-	-
POIN	728	1.04	193	0.31
Kisel	681	0.97	621	1.01
Kopegtel	586	0.84	446	0.72
Yakes	123	0.18	118	0.19
SJU	33	0.05	19	0.03
Gratika	33	0.05	10	0.01
SPM	30	0.04	14	0.02
Others	19	0.02	4	0.00
Sub-total	2,962	4.23	1,425	2.29
Associated companies
Teltranet	141	0.20	78	0.13
Indonusa	74	0.11	168	0.27
Others	10	0.01	14	0.02
Sub-total	225	0.32	260	0.42
Total	6,222	8.87	4,271	6.91

	2018		2017
		% of total		% of total
	Amount	finance income	Amount	finance income
FINANCE INCOME
Entities under common control
State-owned banks	504	62.69	614	55.87
Others	6	0.75	2	0.18
Total	510	63.44	616	56.05

	2018		2017
		% of total		% of total
	Amount	finance costs	Amount	finance costs
FINANCE COSTS
Majority stockholder
Ministry of Finance	32	1.22	41	1.94
Entities under common control
State-owned banks	834	31.84	630	29.89
Sarana Multi Infrastruktur	79	3.02	-	-
Total	945	36.08	671	31.83

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

The following are significant transactions with related parties (continued):

	2018		2017
		% of total		% of total
	Amount	purchases	Amount	purchases
PURCHASE OF PROPERTY
AND EQUIPMENTS (Note 9)
Entities under common control
INTI	336	1.35	173	1.25
WIKA	54	0.22	-	-
Sub-total	390	1.57	173	1.25
Other related entities

Kopegtel	102	0.41	63	0.46
Bangtelindo	89	0.36	48	0.35
SPM	55	0.22	35	0.25
Sub-total	246	0.99	146	1.06
Others	97	0.39	160	1.15
Total	733	2.95	479	3.46

	2018		2017
		% of total		% of total
	Amount	revenues	Amount	revenue
DISTRIBUTION OF SIM
CARD AND VOUCHER
Other related entities
Kisel	3,268	3.29	2,634	2.72
Tiphone	3,118	3.14	2,229	2.30
Gratika	329	0.33	243	0.25
Total	6,715	6.76	5,106	5.27

Presented below are balances of accounts with related parties:

c
	September, 30 2018		Desember,31 2017
		% of total		% of total
	Amount	assets	Amount	assets
a. Cash and cash equivalents
(Note 3)	8,127	3.97	17,417	8.78
b. Other current financial
asset (Note 4)	499	0.24	1,153	0.58
c. Trade receivables - net
(Note 5)	2,535	1.24	1,545	0.78
d. Other current asset (Note 7)	71	0.03	126	0.06
e. Other non-current asset
(Note 10)	49	0.02	55	0.03

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

Presented below are balances of accounts with related parties (continued):

	September,30 2018		Desember,31 2017
		% of total		% of total
	Amount	liabilities	Amount	liabilities
f. Trade payables (Note 12)
Majority stockholder
Ministry of Finance	1	0,00	29	0,03
Entities under common
control
Indosat	186	0,19	225	0,26
State-owned enterprises	172	0,17	102	0,12
Sub-total	358	0,36	327	0,38
Other related entities
Kopegtel	147	0,15	209	0,24
Yakes	88	0,09	55	0,04
PMM	78	0,08	-	0
Others	190	0,19	274	0,34
Sub-total	503	0,51	538	0,62
Total	862	0,87	894	1,03

g. Accrued expenses
(Note 13)
Majority stockholder
Government	14	0,01	9	0,01
Entities under common
control
State-owned enterprises	115	0,12	113	0,13
State-owned banks	107	0,11	36	0,04
Sub-total	222	0,23	149	0,17
Other related entities
Kisel	194	0,20	235	0,27
Others	9	0,01	1	0,00
Total	439	0,45	394	0,45

h. Advances from
customers
Majority stockholder
Government	19	0.02	19	0.02
Entities under common
control
PLN	17	0.02	11	0.01
Total	36	0.04	30	0.03

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.RELATED PARTIES TRANSACTIONS (continued)

b.	Transactions with related parties (continued)

Presented below are balances of accounts with related parties (continued):

	September,30 2018		Desember,31 2017
		% of total		% of total
	Amount	liabilities	Amount	liabilities
i. Short-term bank loans
(Note 15)	1,080	1.10	1,297	1.50
j. Two-step loans (Note 16a)	1,025	1.04	1,098	1.27
k. Long-term bank loans
(Note 16c)	15,043	15.26	7,895	9.14
l. Other borrowings (Note 16d)	1,245	1.26	1,295	1.50

c.	Significant agreements with related parties

i.The Government

The Company obtained two-step loans from the Government (Note 16a).

ii.Indosat

The Company has an agreement with Indosat to provide international telecommunications services to the public.

The Company has also entered into an interconnection agreement between the Company’s fixed line network (Public Switched Telephone Network or “PSTN”) and Indosat’s GSM mobile cellular telecommunications network in connection with the implementation of Indosat Multimedia Mobile services and the settlement of related interconnection rights and obligations.

The Company also has an agreement with Indosat for the interconnection of Indosat's GSM mobile cellular telecommunications network with the Company's PSTN, which enable each party’s customers to make domestic calls between Indosat’s GSM mobile network and the Company’s fixed line network, as well as allowing Indosat’s mobile customers to access the Company’s IDD service by dialing “007”.

The Company has been handling customer billings and collections for Indosat. Indosat is gradually taking over the activities and performing its own direct billing and collection. The Company has received compensation from Indosat computed at 1% of the collections made by the Company starting from January 1, 1995, as well as the billing process expenses which are fixed at a certain amount per record. On December 11, 2008, the Company and Indosat agreed to implement IDD service charge tariff which already took into account the compensation for billing and collection. The agreement is valid and effective starting from January to December 2012, and can be applied until a new agreement becomes available.

On December 28, 2006, the Company and Indosat signed amendments to the interconnection agreements for the fixed line networks (local, SLJJ and international) and mobile network for the implementation of the cost-based tariff obligations under the MoCI Regulation
No.8/Year 2006. These amendments took effect starting on January 1, 2007.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

31.RELATED PARTIES TRANSACTIONS (continued)

c.	Significant agreements with related parties (continued)

ii.Indosat (continued)

Telkomsel also entered into an agreement with Indosat for the provision of international telecommunications services to its GSM mobile cellular customers.

The Company provides leased lines to Indosat and its subsidiaries, namely PT Indosat Mega Media and Lintasarta. The leased lines can be used by these companies for telephone, telegraph, data, telex, facsimile or other telecommunication services.

iii.Others

Kisel is a co-operative that was established by Telkomsel’s employees to engage in car rental services, printing and distribution of customer bills, collection and other services principally for the benefit of Telkomsel. Telkomsel also has dealership agreements with Kisel for distribution of SIM cards and pulse reload vouchers.

d.Remuneration of key management and supervisory personnel

Key management personnel consists of the Directors of the Company and supervisory personnel consists of Board of Commissioners.

The Company provides remuneration in the form of salaries/honorarium and facilities to support the governance and oversight duties of the Board of Commissioners and the leadership and management duties of the Board of Directors. The total of such remuneration is as follows:

	2018		2017
		% of total		% of total
	Amount	expenses	Amount	expenses
Board of Directors	309	0.44	133	0.22
Board of Commissioners	107	0.15	46	0.08

The amounts disclosed in the table are the amounts recognized as an expense during the reporting periods.

32.OPERATING SEGMENT

In 2017, management rearranged the way it manages the Group's business portfolios from a customer-centric approach to a Customer Facing Units (“CFU”) approach that allow the Group to focus on more specific customer markets. This was followed by a change in the Group’s organizational structure to accommodate decision making and assessing performance based on the CFU approach.

The Group has four primary reportable segments, namely mobile, consumer, enterprise and WIB. The mobile segment provides mobile voice, SMS, value added services and mobile broadband. The consumer segment provides fixed wireline telecommunications services, pay TV, data, internet and other telecommunication services to home customers. The enterprise segment provides end-to-end solution to corporate and institutions. The WIB segment provides interconnection services, leased lines, satellite, VSAT, broadband access, information technology services, data and internet services to Other Licensed Operator companies and institutions. Other segment represents Digital Service Operating Segments that does not meet the disclosure requirements for a reportable segments. No Operating Segments have been agregated to from the reportable segments.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

32.OPERATING SEGMENT (continued)

Management monitors the operating results of the business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the consolidated financial statements. However, the financing activities and income taxes are managed on a group basis and not separately monitored and allocated to operating segments.

Segment revenues dan expenses include transactions between operating segments and are accounted at prices that management believes represent market prices.

	2018
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	63,048	9,985	18,813	7,027	106	98,979	224	99,203
Inter-segment revenues	2,688	1,662	12,980	12,365	645	30,340	(30,340)	-
Total segment revenues	65,736	11,647	31,793	19,392	751	129,319	(30,116)	99,203
Expenses
External expenses	(30,141)	(8,592)	(18,084)	(10,608)	(800)	(68,225)	(1,536)	(69,761)
Inter-segment expenses	(11,492)	(3,495)	(12,466)	(4,856)	(33)	(32,342)	32,342	-
Total segment expenses	(41,633)	(12,087)	(30,550)	(15,464)	(833)	(100,567)	30,806	(69,761)
Segment results	24,103	(440)	1,243	3,928	(82)	28,752	690	29,442
Other information
Capital Expenditures	(10,252)	(4,458)	(6,205)	(3,524)	(15)	(24,454)	(470)	(24,924)
Depreciation and amortization	(10,051)	(2,355)	(1,506)	(2,304)	(15)	(16,231)	358	(15,873)
Provision recognized in
current period	(318)	(338)	(466)	(72)	0	(1,194)	(5)	(1,199)

	2017
	Mobile	Consumer	Enterprise	WIB	Others	Total segment	Adjustment and elimination	Total consolidated
Segment results
Revenues
External revenues	67,263	8,113	15,820	5,299	115	96,610	393	97,003
Inter-segment revenues	2,239	1,082	12,550	12,194	379	28,444	(28,444)	-
Total segment revenues	69,502	9,195	28,370	17,493	494	125,054	(28,051)	97,003
Expenses
External expenses	(28,496)	(8,326)	(15,744)	(7,319)	(727)	(60,612)	(800)	(61,412)
Inter-segment expenses	(10,584)	(1,556)	(11,434)	(6,485)	(25)	(30,084)	30,084	-
Total segment expenses	(39,080)	(9,882)	(27,178)	(13,804)	(752)	(90,696)	29,284	(61,412)
Segment results	30,422	(687)	1,192	3,689	(258)	34,358	1,233	35,591
Other information
Capital Expenditures	(10,045)	(3,068)	(3,021)	(3,797)	(4)	(19,935)	(366)	(20,301)
Depreciation and amortization	(9,784)	(1,824)	(1,331)	(1,803)	(15)	(14,757)	76	(14,681)
Provision recognized in
current period	(192)	(292)	(270)	(122)	(2)	(878)	(6)	(884)

Adjustment and elimination:

	2018	2017
Segment result	28,759	34,358
Operating loss of operating business	(1,750)	(420)
Other elimination and adjustment	2,433	1,653
Consolidated operating income	29,442	35,591

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

32.OPERATING SEGMENT  (continued)

Geographic information:

The revenue information below is based on the location of the customers.

	2018	2017
External revenues
Indonesia	96,846	95,372
Foreign countries	2,357	1,631
Total	99,203	97,003

Non-current operating assets for this purpose consist of property and equipment and intangible assets.

	September 30, 2018	December 31, 2018
Non-current operating assets
Indonesia	139,994	130,468
Foreign countries	3,684	3,233
Total	143,678	133,701

33.TELECOMMUNICATIONS SERVICE TARIFFS

Under Law No. 36 Year 1999 and Government Regulation No. 52 Year 2000, tariffs for operating telecommunications network and/or services are determined by providers based on the tariff type, structure and with respect to the price cap formula set by the Government.

a.	Fixed line telephone tariffs

The Government has issued a new adjustment tariff formula which is stipulated in the Decree
No. 15/PER/M.KOMINFO/4/2008 dated April 30, 2008 of the MoCI concerning “Mechanism to Determine Tariff of Basic Telephony Services Connected through Fixed Line Network”. This Decree replaced the previous Decree No. 09/PER/M.KOMINFO/02/2006.

Under the Decree, tariff structure for basic telephony services connected through fixed line network consists of the following:

•	Activation fee
•	Monthly subscription charges
•	Usage charges
•	Additional facilities fee.

b.	Mobile cellular telephone tariffs

On April 7, 2008, the MoCI issued Decree No. 09/PER/M.KOMINFO/04/2008 regarding “Mechanism to Determine Tariff of Telecommunication Services Connected through Mobile Cellular Network” which provides guidelines to determine cellular tariffs with a formula consisting of network element cost and retail services activity cost. This Decree replaced the previous Decree
No. 12/PER/M.KOMINFO/02/2006.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

33.TELECOMMUNICATIONS SERVICE TARIFFS (continued)

b.	Mobile cellular telephone tariffs (continued)

Under MoCI Decree No. 09/PER/M.KOMINFO/04/2008 dated April 7, 2008, the cellular tariffs of operating telecommunication services connected through mobile cellular network consist of the following:

• Basic telephony services tariff
• Roaming tariff, and/or
• Multimedia services tariff

with the following traffic structure:

• Activation fee
• Monthly subscription charges
• Usage charges
• Additional facilities fee.

c.Interconnection tariffs

The Indonesian Telecommunication Regulatory Body (“ITRB”), in its letter No. 262/BRTI/XII/2011 dated December 12, 2011, decided to change the basis for SMS interconnection tariff to cost basis with a maximum tariff of Rp23 per SMS effective from June 1, 2012, for all telecommunication provider operators.

Based on letter No.118/KOMINFO/DJPPI/PI.02.04/01/2014 dated January 30, 2014 of the Director General of Post and Informatics, the Director General of Post and Informatics decided to implement new interconnection tariff effective from February 1, 2014 until December 31, 2016, subject to evaluation on an annual basis. Pursuant to the Director General of Post and Informatics letter, the Company and Telkomsel are required to submit the Reference Interconnection Offer (“RIO”) proposal to ITRB to be evaluated.

Subsequently, ITRB in its letters No. 60/BRTI/III/2014 dated March 10, 2014 and
No. 125/BRTI/IV/2014 dated April 24, 2014 approved Telkomsel and the Company’s revision of RIO regarding the interconnection tariff. Based on the letter, ITRB also approved the changes to the SMS interconnection tariff to Rp24 per SMS.

On January 18, 2017, ITRB in its letters No. 20/BRTI/DPI/I/2017 and No. 21/BRTI/DPI/I/2017, decided to use the interconnection tariff based on the Company and Telkomsel’s RIO in 2014 until the new interconnection tariff is set.

d.Network lease tariffs

Through MoCI Decree No. 03/PER/M.KOMINFO/1/2007 dated January 26, 2007 concerning “Network Lease”, the Government regulated the form, type, tariff structure, and tariff formula for services of network lease. Pursuant to the MoCI Decree, the Director General of Post and Telecommunication issued its Letter No. 115 Year 2008 dated March 24, 2008 which stated “The Agreement on Network Lease Service Type Document, Network Lease Service Tariff, Available Capacity of Network Lease Service, Quality of Network Lease Service, and Provision Procedure of Network Lease Service in 2008 Owned by Dominant Network Lease Service Provider”, in conformity with the Company’s proposal.

e.Tariff for other services

The tariffs for satellite lease, telephony services, and other multimedia are determined by the service provider by taking into account the expenditures and market price. The Government only determines the tariff formula for basic telephony services. There is no stipulation for the tariff of other services.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS

a.Capital expenditures

As of September 30, 2018, capital expenditures committed under the contractual arrangements, principally relating to procurement and installation of data, internet and information technology, cellular, transmission equipment and cable network are as follows:

Currencies	Amounts in foreign currencies (in millions)	Equivalent in Rupiah
Rupiah	-	8,267
U.S. dollar	108	1,603
Euro	1.23	18
Total		9,888

The above balance includes the following significant agreements:

(i)The Company

Contracting parties	Initial date of agreement	Significant provisions of the agreement
The Company and Consortium NEC Corporation and PT NEC Indonesia	May 28, 2013	Procurement Agreement of Sulawesi Maluku Papua Cable System (“SMPCS”) Package-2
The Company and PT Industri Telekomunikasi Indonesia	May 5, 2014	Procurement and installation agreement of Outside Plant Optic (“OSP-FO”) Access
The Company and NEC Corporation	May 12, 2016	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Indonesia Global Gateway
The Company and Consortium Abhitama	December 6, 2016	Procurement and installation agreement of XPGON Platform Fiberhome
The Company and Consortium Business Submarine Cable	November 10, 2017	Procurement and installation agreement of Sistem Komunikasi Kabel Laut (“SKKL”) Sabang-Lhoksemawe-Medan
The Company and PT ZTE Indonesia	December 22, 2017	Procurement for ONT Retail Platform ZTE
The Company and PT ZTE Indonesia	April 2, 2018	Procurement for STB Box 4K Platform ZTE
The Company and PT Lintas Teknologi Indonesia	April 6, 2018	Procurement and installation agreement of DWDM Platform Nokia 2018
The Company and PT Sisindokom Lintas Buana	April 8, 2018	Procurement and installation agreement of PE-VPN Cisco
The Company and PT Huawei Tech Investment	May 3 2018	Procurement and installation agreement of DWDM Platform Huawei
The Company and PT Datacomm Diangraha	May 5, 2018	Procurement and installation agreement of Ekspan Metra-E Nasional P

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

a.Capital expenditures (continued)

(ii)   Telkomsel

Contracting parties	Initial date of agreement	Significant provisions of the agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy and Nokia Siemens Network GmbH & Co, KG	April 17, 2008	The combined 2G and 3G CS Core Network Rollout Agreement
Telkomsel, PT Ericsson Indonesia and PT Nokia Siemens Networks	April 17, 2008	Technical Service Agreement (“TSA”) for combined 2G and 3G CS Core Network
Telkomsel, PT Dimension Data Indonesia and PT Huawei	February 3, 2010	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence Core Transport Rollout and Technical Support
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	February 8, 2010	Online Charging System (“OCS”) and Service Control Points (“SCP”) System Solution Development Agreement
Telkomsel and PT Application Solutions	February 8, 2010	Technical Support Agreement to provide technical support services for the OCS and SCP
Telkomsel, Amdocs Software Solutions Limited Liability Company and PT Application Solutions	July 5, 2011	Development and Rollout agreement for Customer Relationship Management and Contact Center Solutions
Telkomsel and PT Huawei	March 25, 2013	Technical Support Agreement for the procurement of Gateway GPRS Support Node (“GGSN”) Service Complex
Telkomsel and Wipro Limited, Wipro Singapore Pte, Ltd, and PT WT Indonesia	April 23, 2013	Development and procurement of OSDSS Solution Agreement
Telkomsel, PT Ericsson Indonesia, Ericsson AB, PT Nokia Siemens Networks, NSN Oy, Huawei International Pte, Ltd,, PT Huawei and PT ZTE Indonesia	May and August, 2013	2G BSS and 3G UTRAN Rollout agreement for the provision of 2G GSM BSS and 3G UMTS Radio Access Network
Telkomsel and PT Ericsson Indonesia	October 22, 2013	Procurement of GGSN Service Complex Rollout Agreement
Telkomsel and PT Dimension Data Indonesia	May 25, 2016	Maintenance and Procurement of Equipment and Related Service Agreement for Next Generation Convergence RAN Transport Rollout

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

b.	Borrowings and other credit facilities

(i)

As of September 30, 2018, the Company has bank guarantee facilities for tender bond, performance bond, maintenance bond, deposit guarantee and advance payment bond for various projects of the Company, as follows:

				Facility utilized
				Original currency	Rupiah
Lenders	Total facility	Maturity	Currency	(in millions)	equivalent
BRI	500	March 14, 2020	Rp	-	85
BNI	850	March 31, 2019	Rp	-	162
			US$	0	0
Bank Mandiri	500	December 23, 2019	Rp	-	111
Total	1,850				358

(ii)

Telkomsel has a Rp500 billion bank guarantee facility with BRI. The facility will expire on
March 25, 2019. Under this facility, as of September 30, 2018, Telkomsel has issued a bank guarantee amounting to Rp499 billion as payment commitment guarantee for annual right of usage fee valid until March 31, 2019 and Rp20 billion as frequency performance bond valid until May 31, 2019 (Note 34c.i).

Telkomsel has a Rp150 billion bank guarantee facility with BCA. The facility will expire on April 15, 2019.

Telkomsel also has a Rp2,100 billion bank guarantee facility with BNI. The facility will expire on December 11, 2018. Telkomsel uses this facility to replace the time deposits which were pledged as collateral for bank guarantees required for the USO program amounting to
Rp52.2 billion (Note 34c.iii) and for surety bond of 2.3 Ghz radio frequency amounting to
Rp1,030 billion (Note 34c.i)

(iii)

TII has a US$15 million bank guarantee from Bank Mandiri and has been renewed in accordance with the ammendment V (five) on December 18, 2017 with a maximum credit limit of US$10 million. The facility will expire on December 18, 2018.

(iv)	As of September 30, 2018, Sigma has a Rp354 billion bank guarantee from BNI and HSBC.

c.	Others

(i)Radio Frequency Usage

Based on Decree No. 8 dated November 2, 2015 of the Government of the Republic of Indonesia which replaced Decree No. 76 dated December 15, 2010, Telkomsel is required to pay the annual frequency usage fees for the 800 MHz, 900 MHz and 1800 MHz bandwidths using the formula set out in the decree.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(i)Radio Frequency Usage (continued)

As an implementation of the above decree, the Company and Telkomsel paid annual frequency usage fees since 2010.

In 2017, the Government through the MoCI established Telkomsel as the winner of the spectrum auction for a frequency of 2.3 GHz as wide as 30 MHz, at a price of Rp1.01 trillion.

Based on Decision letter No. 1987 Year 2017 dated November 15, 2017, which amended Decree No. 42 Year 2014 dated January 29, 2014, whereby the MoCI granted Telkomsel the rights to provide:

(i)	Mobile telecommunication services with radio frequency bandwidth in the 800 MHz, 900 MHz, 1800 MHz, 2.1 GHz and 2.3 GHz; and
(ii)	Basic telecommunication services.

With reference to Decision Letters No. 268/KEP/M.KOMINFO/9/2009, No. 509 Year 2016 and No. 1896 year 2017 of the MoCI,  Telkomsel is required, among other things, to:

1.

Pay an annual right of usage Biaya Hak Penyelenggara (“BHP”) over the license term
(10 years) as set forth in the decision letters. The BHP is payable upon receipt of Surat Pemberitahuan Pembayaran (notification letter) from the DGPI. The BHP fee is payable annually up to the expiry period of the license.

2.	Issue a performance bond each year amounting to Rp20 billion for spectrum 2.1 GHz and a surety bond each year amounting Rp1.03 trillion for spectrum 2.3 GHz (Note 33b.ii).

(ii)  Future minimum lease payments under operating lease

The Group entered into non-cancelable lease agreements with both third and related parties. The lease agreements cover leased lines, telecommunication equipment and land and building with terms ranging from 1 to 10 years and with expiry dates between 2018 and 2027. Periods may be extended based on the agreement by both parties.

Future minimum lease payments/receivables under non-cancelable operating lease agreements as of September 30, 2018 are as follows :

	Total	Less than 1 year	1-5 years	More than 5 years
As lessee	30,309	2,301	16,397	11,611
As lessor	2,097	740	1,252	105

(iii)  USO

The MoCI issued Regulation No. 17 year 2016 dated September 26, 2016 which replaced Decree No. 45 year 2012 and other previous regulations regarding policies underlying the USO program. The regulation requires telecommunications operators in Indonesia to contribute 1.25% of gross revenues (with due consideration for bad debts and/or interconnection charges and/or connection charges and/or the exclusion of certain revenues that are not considered as part of gross revenues as a basis to calculate the USO charged) for USO development.

Subsequently, Decree No. 17 year 2016 dated September 26, 2016 was replaced by Decree No. 19 year 2016 which was effective from November 8, 2016. The latest Decree stipulates, among other things, the USO charged was effective for fiscal year 2016 and thereafter.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

34.SIGNIFICANT COMMITMENTS AND AGREEMENTS (continued)

c.	Others (continued)

(iii)  USO (continued)

Based on MoCI Regulation No. 25 year 2015 dated June 30, 2015, it is stipulated that, among others, in providing telecommunication access and services in rural areas
(USO Program), the provider is determined through a selection process by Balai Penyedia dan Pengelola Pembiayaan Telekomunikasi dan Informatika (“BPPPTI”). BPPPTI replaced Balai Telekomunikasi dan Informatika Pedesaan (“BTIP”) based on Decree
No. 18/PER/M.KOMINFO/11/2010 dated November 19, 2010 of MoCI.

a.	The Company

On March 12, 2010, the Company was selected in a tender by the Government through BTIP to provide internet access service centers for USO sub-districts for a total amount of
Rp322 billion, covering Nanggroe Aceh Darussalam, North Sumatra, North Sulawesi, Gorontalo, Central Sulawesi, West Sulawesi, South Sulawesi and South East Sulawesi.

On December 23, 2010, the Company was selected in a tender by the Government through BPPPTI to provide mobile internet access service centers for USO sub-districts for a total amount of Rp528 billion, covering Jambi, Riau, Kepulauan Riau, North Sulawesi, Central Sulawesi, Gorontalo, West Sulawesi, South East Sulawesi, Central Kalimantan, South Sulawesi, Papua and West Irian Jaya.

In 2015, the program was ceased. On September 8, 2015, the Company filed an arbitration claim to the Indonesia National Board of Arbitration (“BANI”) for the settlement of the outstanding receivables of USO-PLIK and USO-MPLIK. On September 22, 2016, BANI decided that BPPPTI should pay the underpayment to the Company for USO-PLIK and USO-MPLIK project amounting to Rp127 billion and Rp342 billion, respectively.

b.	Telkomsel

On December 27, 2011, Telkomsel (on behalf of Konsorsium Telkomsel, a consortium which was established with Dayamitra on December 9, 2011) was selected by BPPPTI as a provider of the USO Program in the border areas for all packages (package 1 - 13) with a total price of Rp830 billion. On such date, Telkomsel was also selected by BPPPTI as a provider of the USO Program (Upgrading) of “Desa Pinter” or “Desa Punya Internet” for packages 1, 2 and 3 with a total price of Rp261 billion.

In 2015, the Program was ceased. In January 2016, Telkomsel filed an arbitration claim to BANI for the settlement of the outstanding receivables of USO Programs.

On June 22, 2017, Telkomsel received a decision letter from BANI
No.792/1/ARB-BANI/2016 requesting BPPPTI to pay compensation to Telkomsel amounting to Rp217 billion, and as of the date of the issuance of these consolidated financial statements, Telkomsel has received the payment from BPPPTI amounting to Rp83 billion.

As of September 30, 2018 and December 31, 2017, Telkomsel’s net carrying amount of trade receivables for the USO programs which are measured at amortized cost using the effective interest method amounted to Rp115 billion, respectively.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

35.ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are as follows:

	September 30, 2018
	U.S dollar	Japanese yen		Others*	Rupiah equivalent
	(in millions)	(in millions)		(in millions)	(in billions)
Assets
Cash and cash equivalents	254.34	7.42		12.38	3,976
Other current financial assets	11.02	-		-	165
Trade receivables
Related parties	0.29	-		-	5
Third parties	192.14	-		6.20	2,941
Other receivables	0.36	-		0.09	7
Other current assets	0.04	-		2.97	32
Other non-current assets	4.18	-		-	62
Total assets	462.37	7.42		21.64	7,188
Liabilities
Trade payables
Related parties	(0.22)	-		-	(3)
Third parties	(128.03)	(21.92)		(12.26)	(2,084)
Other payables	(16.18)	-		(8.89)	(368)
Accrued expenses	(44.59)	(54.06)		(2.57)	(704)
Short-term loan	(1.20)	-	-	-	(18)
Advances from customers	(0.51)	-		-	(8)
Current maturities of long-term borrowings	(24.05)	(767.90)		(3.99)	(520)
Other liabilities	(0.02)	-		-	(0)
Long-term borrowings - net of current maturities	(88.11)	(4,223.44)		(5.62)	(1,953)
Total liabilities	(302.91)	(5,067.32)		(33.33)	(5,658)
Assets (liabilities) - net	159.46	(5,059.90)		(11.69)	1,530

	December 31, 2017
	U.S dollar	Japanese yen		Others*	Rupiah equivalent
	(in millions)	(in millions)		(in millions)	(in billions)
Assets
Cash and cash equivalents	154.07	7.47		8.37	2,201
Other current financial assets	28.34	-		1.14	399
Trade receivables
Related parties	3.02	-		-	41
Third parties	71.38	-		4.24	1,025
Other receivables	0.15	-		0.01	2
Other current assets	0.10	-		72.33	18
Other non-current assets	4.27	-		0.06	59
Total assets	261.33	7.47		86.15	3,745
Liabilities
Trade payables
Related parties	(0.22)	-		-	(3)
Third parties	(159.65)	(19.57)		(7.41)	(2,227)
Other payables	(4.12)	-		(7.41)	(149)
Accrued expenses	(42.20)	(18.28)		(1.05)	(584)
Advances from customers	(0.48)	-		-	(7)
Current maturities of long-term borrowings	(10.59)	(767.90)		-	(292)
Other liabilities	(21.83)	-		-	(296)
Long-term borrowings - net of current maturities	(65.22)	(4,607.39)		-	(1,557)
Total liabilities	(304.31)	(5,413.14)		(15.87)	(5,115)
Assets (liabilities) - net	(42.98)	(5,405.67)		70.28	(1,370)

*Assets and liabilities denominated in other foreign currencies are presented as U.S. dollar equivalents using the buy and sell rates quoted by Reuters prevailing at the end of the reporting period.

The Group’s activities expose them to a variety of financial risks, including the effects of changes in debt and equity market prices, foreign currency exchange rates, and interest rates.

If the Group reports monetary assets and liabilities in foreign currencies as of September 30, 2018 using the exchange rates on October 26, 2018 the unrealized foreign exchange gain amounting to
Rp19 billion.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.    FINANCIAL RISK MANAGEMENT

1.	Fair value of financial assets and financial liabilities

a.Classification

i.	Financial asset

	September 30, 2018	December 31, 2017
Loans and receivables
Cash and cash equivalents	13,666	25,145
Other current financial assets	783	1,005
Trade and other receivables, net	18,019	9,564
Other non-current assets	210	183
Available-for-sale financial assets
Available-for-sale investment	1,051	1,541
Total financial asset	33,729	37,438

ii.	Financial liabilities

	September 30, 2018	December 31, 2017
Financial liabilities measured at amortized cost
Trade and other payables	14,801	15,791
Accrued expenses	14,172	12,630
Interest-bearing loans and other borrowings
Short-term bank loans	4,397	2,289
Two-step loans	1,025	1,098
Bonds	10,481	8,982
Long-term bank loans	26,178	18,004
Obligation under finance lease	3,349	3,804
Other borrowings	1,245	1,295
Total financial liabilities	75,648	63,893

b.	Fair value

			Fair value measurement at reporting date
			using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
September 30, 2018	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investment	1,051	1,051	499	-	552
Total	1,051	1,051	499	-	552
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other
borrowings:
Two-step loans	1,025	1,059	-	-	1,059
Bonds	10,481	9,238	9,238	-	-
Long-term bank loans	26,178	25,815	-	-	25,815
Obligation under finance lease	3,349	3,349	-	-	3,349
Other borrowings	1,245	1,264	-	-	1,264
Total	42,278	40,725	9,238	-	31,487

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

b.	Fair value (continued)

			Fair value measurement at reporting date
			using
			Quoted prices in
			active markets	Significant
			for identical	other	Significant
			assets or	observable	unobservable
	Carrying		liabilities	inputs	inputs
December 31, 2017	value	Fair value	(level 1)	(level 2)	(level 3)
Financial assets measured at fair value
Available-for-sale investment	1,541	1,541	1,151	17	373
Total	1,541	1,541	1,151	17	373
Financial liabilities for which
fair values are disclosed
Interest-bearing loans and other borrowings:
borrowings:
Two-step loans	1,098	1,116	-	-	1,116
Bonds	8,982	10,038	10,038	-	-
Long-term bank loans	18,004	18,108	-	-	18,108
Obligation under finance lease	3,804	3,804	-	-	3,804
Other borrowings	1,295	1,370	-	-	1,370
Other liabilities	296	296	-	-	296
Total	33,479	34,732	10,038	-	24,694

There is no gain or loss on fair value measurement recognized in consolidated statements of profit or loss and other comprehensive income for the nine months period ended
September 30, 2018. There is no movement between fair value hierarchy for the nine months period ended September 30, 2018.

c.	Fair value measurement

Fair value is the amount for which an asset could be exchanged, or a liability settled, between parties in an arm's length transaction.

The fair values of short-term financial assets and financial liabilities with maturities of one year or less (cash and cash equivalents, trade and other receivables, other current financial assets, trade and other payables, accrued expenses, and short-term bank loans) and other non-current assets are considered to approximate their carrying amounts as the impact of discounting is not significant.

The fair values of long-term financial assets and financial liabilities (other non-current assets (long-term trade receivables and restricted cash) and liabilities) approximate their carrying amounts as the impact of discounting is not significant.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.FINANCIAL RISK MANAGEMENT (continued)

1.	Fair value of financial assets and financial liabilities (continued)

c.	Fair value measurement (continued)

The Group determined the fair value measurement for disclosure purposes of each class of financial assets and financial liabilities based on the following methods and assumptions:

(i)

available-for-sale investments primarily consist of stocks, mutual funds, corporate and government bonds and convertible bonds. Stocks and mutual funds actively traded in an established market are stated at fair value using quoted market price or, if unquoted, determined using a valuation technique. The fair value of convertible bonds are determined using valuation technique. Corporate and government bonds are stated at fair value by reference to prices of similar securities at the reporting date;

(ii)

the fair values of long-term financial liabilities are estimated by discounting the future contractual cash flows of each liability at rates offered to the Group for similar liabilities of comparable maturities by the bankers of the Group, except for bonds which are based on market price.

The fair value estimates are inherently judgemental and involve various limitations, including:

a.	fair values presented do not take into consideration the effect of future currency fluctuations.
b.	estimated fair values are not necessarily indicative of the amounts that the Group would record upon disposal/termination of the financial assets and liabilities.

2.Financial risk management

The Group’s activities expose it to a variety of financial risks such as market risks (including foreign exchange risk, market price risk and interest rate risk), credit risk and liquidity risk. Overall, the Group’s financial risk management program is intended to minimize losses on the financial assets and financial liabilities arising from fluctuation of foreign currency exchange rates and the fluctuation of interest rates. Management has a written policy on foreign currency risk management mainly on time deposit placements and hedging to cover foreign currency risk exposures for periods ranging from 3 up to 12 months.

Financial risk management is carried out by the Corporate Finance unit under policies approved by the Board of Directors. The Corporate Finance unit identifies, evaluates and hedges financial risks.

a.Foreign exchange risk

The Group is exposed to foreign exchange risk on sales, purchases and borrowings that are denominated in foreign currencies. The foreign currency denominated transactions are primarily in U.S. dollars and Japanese yen. The Group’s exposures to other foreign exchange rates are not material.

Increasing risks of foreign currency exchange rates on the obligations of the Group are expected to be partly offset by the effects of the exchange rates on time deposits and receivables in foreign currencies that are equal to at least 25% of the outstanding current foreign currency liabilities.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

a.Foreign exchange risk (continued)

The following table presents the Group’s financial assets and financial liabilities exposure to foreign currency risk:

	September 30, 2018		December 31, 2018
	U.S. dollar	Japanese yen	U.S. dollar	Japanese yen
	(in billions)	(in billions)	(in billions)	(in billions)
Financial assets	0.46	0.01	0.26	0.01
Financial liabilities	(0.30)	(5.07)	(0.31)	(5.41)
Net exposure	0.16	(5.06)	(0.05)	(5.40)

Sensitivity analysis

A strengthening of the U.S. dollar and Japanese yen, as indicated below, against the Rupiah at September 30, 2018 would have decreased equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considered to be reasonably possible at the reporting date. The analysis assumes that all other variables, in particular interest rates, remain constant.

Equity/profit (loss)
September 30, 2018
U.S. dollar (1% strengthening)	22
Japanese yen (5% strengthening)	(30)

A weakening of the U.S.dollar and Japanese yen against the rupiah at September 30, 2018 would have had an equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

b. Market price risk

The Group is exposed to changes in debt and equity market prices related to available-for-sale investments carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale investments are recognized in the consolidated statements of profit or loss and other comprehensive income.

The performance of the Group’s available-for-sale investments is monitored periodically, together with a regular assessment of their relevance to the Group’s long-term strategic plans.

As of September 30, 2018, management considered the price risk for the Group’s available-for-sale investments to be immaterial in terms of the possible impact on profit or loss and total equity from a reasonably possible change in fair value.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

c. Interest rate risk

Interest rate fluctuation is monitored to minimize any negative impact to financial performance. Borrowings at variable interest rates expose the Group to interest rate risk (Notes 15 and 16). To measure market risk pertaining to fluctuations in interest rates, the Group primarily uses interest margin and maturity profile of the financial assets and liabilities based on changing schedule of the interest rate.

At reporting date, the interest rate profile of the Group’s interest-bearing borrowings was as follows:

	September 30, 2018	December 31, 2017
Fixed rate borrowings	(15,603)	(14,204)
Variable rate borrowings	(31,072)	(21,267)

Sensitivity analysis for variable rate borrowings

As of September 30, 2018, a decrease (increase) by 25 basis points in interest rates of variable rate borrowings would have increased (decreased) equity and profit or loss by
Rp78 billion, respectively. The analysis assumes that all other variables, in particular foreign currency rates, remain constant.

d.	Credit risk

The following table presents the maximum exposure to credit risk of the Group’s financial assets:

	September 30, 2018	December 31, 2017
Cash and cash equivalents	13,666	25,145
Other current financial assets	1,282	2,173
Trade and other receivable, net	18,019	9,564
Other non-current assets	210	183
Total	33,177	37,065

The Group is exposed to credit risk primarily from cash and cash equivalents and trade and other receivables. The credit risk is controlled by continuous monitoring of outstanding balance and collection.

Credit risk from balances with banks and financial institutions is managed by the Group’s Corporate Finance and Financial Policy Unit in accordance with the Group’s written policy. The Group placed the majority of its cash and cash equivalents in state-owned banks because they have the most extensive branch networks in Indonesia and are considered to be financially sound banks, as they are owned by the State. Therefore, it is intended to minimize financial loss through banks and financial institutions’ potential failure to make payments.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.FINANCIAL RISK MANAGEMENT (continued)

2.Financial risk management (continued)

d.	Credit risk (continued)

The customer credit risk is managed by continuous monitoring of outstanding balances and collection.  Trade and other receivables do not have any major concentration of risk whereas no customer receivable balance exceeds 3.01% of trade receivables as of
September 30, 2018.

Management is confident in its ability to continue to control and sustain minimal exposure to the customer credit risk given that the Group has recognized sufficient provision for impairment of receivables to cover incurred loss arising from uncollectible receivables based on existing historical data on credit losses.

e.Liquidity risk

Liquidity risk arises in situations where the Group has difficulties in fulfilling financial liabilities when they become due.

Prudent liquidity risk management implies maintaining sufficient cash in order to meet the Group’s financial obligations. The Group continuously performs an analysis to monitor financial position ratios, such as liquidity ratios and debt-to-equity ratios, against debt covenant requirements.

The following is the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments:

	Carrying	Contractual					2022 and
	amount	cash flows	2018	2019	2020	2021	thereafter
September 30, 2018
Trade and other payables	14,801	(14,801)	(14,801)	-	-	-	-
Accrued expenses	14,172	(14,172)	(14,172)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	1,025	(1,150)	(241)	(129)	(229)	(202)	(349)
Bonds	10,481	(19,311)	(1,571)	(252)	(3,436)	(1,231)	(12,821)
Bank loans	30,575	(37,695)	(11,698)	(962)	(5,277)	(4,301)	(15,457)
Other borrowings	1,245	(1,653)	(308)	(71)	(290)	(260)	(724)
Obligations under
finance leases	3,349	(4,043)	(1,079)	(278)	(938)	(769)	(979)
Total	75,648	(92,825)	(43,870)	(1,692)	(10,170)	(6,763)	(30,330)

	Carrying	Contractual					2022 and
	amount	cash flows	2018	2019	2020	2021	thereafter
December 31, 2017
Trade and other payables	15,791	(15,791)	(15,791)	-	-	-	-
Accrued expenses	12,630	(12,630)	(12,630)	-	-	-	-
Interest bearing loans and
other borrowings
Two-step loans	1,098	(1,243)	(250)	(222)	(214)	(189)	(368)
Bonds	8,982	(18,278)	(929)	(929)	(2,873)	(726)	(12,821)
Bank loans	20,293	(24,378)	(7,655)	(5,078)	(4,006)	(2,660)	(4,979)
Other borrowings	1,295	(1,759)	(220)	(303)	(285)	(266)	(685)
Obligations under
finance leases	3,804	(4,685)	(1,083)	(969)	(866)	(778)	(989)
Other liabilities	296	(355)	(17)	(34)	(34)	(135)	(135)
Total	64,189	(79,119)	(38,575)	(7,535)	(8,278)	(4,754)	(19,977)

The difference between the carrying amount and the contractual cash flows is interest value. The interest value of variable-rate borrowings are determined based on the interest rates effective as of reporting date.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

36.FINANCIAL RISK MANAGEMENT (continued)

1.	Financial risk management (continued)

e.	Liquidity risk (continued)

The changes in liabilities arising from financing activities is as follows:

			Non-cash changes
				Foreign
	January 1,			exchange		Other	September 30,
	2018	Cash flows	Acquisition	movement	New leases	Changes	2018
Short-term bank loans	2,289	2,098	5	-	-	5	4,397
Bonds and notes	8,982	1,497	-	-	-	2	10,481
Obligations under finance leases	3,804	(622)	-	-	167	0	3,349
Other borrowings	1,295	(50)	-	-	-	-	1,245
Two step loans	1,098	(151)	-	78	-	-	1,025
Long-term bank loans	18,004	7,979	37	137	-	21	26,178
Total liabilities from
financing activities	35,472	10,751	42	215	167	28	46,675

37.CAPITAL MANAGEMENT

The capital structure of the Group is as follows:

	September 30, 2018		December 31, 2017
	Amount	Portion	Amount	Portion
Short-term debts	4,397	3.20%	2,289	1.78%
Long-term debts	42,278	30.82%	33,183	25.89%
Total debts	46,675	34.02%	35,472	27.67%
Equity attributable to owners
of the parent company	90,530	65.98%	92,713	72.33%
Total	137,205	100%	128,185	100%

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for stockholders and benefits to other stakeholders and to maintain an optimum capital structure to minimize the cost of capital.

Periodically, the Group conducts debt valuation to assess possibilities of refinancing existing debts with new ones which have more efficient cost that will lead to more optimized cost-of-debt. In case of idle cash with limited investment opportunities, the Group will consider buying back its shares of stock or paying dividend to its stockholders.

In addition to complying with loan covenants, the Group also maintains its capital structure at the level it believes will not risk its credit rating and which is comparable with its competitors.

Debt-to-equity ratio (comparing net interest-bearing debt to total equity) is a ratio which is monitored by management to evaluate the Group’s capital structure and review the effectiveness of the Group’s debts. The Group monitors its debt levels to ensure the debt-to-equity ratio complies with or is below the ratio set out in its contractual borrowings arrangements and that such ratio is comparable or better than that of regional area entities in the telecommunications industry.

These consolidated financial statements are originally issued in Indonesian language.

PERUSAHAAN PERSEROAN (PERSERO)

PT TELEKOMUNIKASI INDONESIA Tbk AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2018 and For the Nine Months Period Then Ended(unaudited)

(Figures in tables are expressed in billions of Rupiah, unless otherwise stated)

Table of Content

37.CAPITAL MANAGEMENT (continued)

The Group’s debt-to-equity ratio as of September 30, 2018 and December 31, 2017 are as follows:

	September 30, 2018	December 31, 2017
Total interest-bearing debts	46,675	35,472
Less: cash and cash equivalents	(13,666)	(25,145)
Net debts	33,009	10,327
Total equity attributable to owners of the parent company	90,530	92,713

Net debt-to-equity ratio	36.46%	11.14%

As stated in Notes 16, the Group is required to maintain a certain debt-to-equity ratio and debt service coverage ratio by the lenders. For the nine months period ended September 30, 2018 and for the year ended December 31, 2017, the Group has complied with the externally imposed capital requirements.

38.SUPPLEMENTAL CASH FLOWS INFORMATION

The non-cash investing activities for the nine months period ended September 30, 2018 and 2017 are as follows:

	2018	2017
Acquisition of property and equipment:
Credited to trade payables	5,390	5,955
Credited to obligations under finance lease	283	398
Interest capitalization	143	93

Acquisition of intangible assets:
Credited to trade payables	95	137

39.SUBSEQUENT EVENT

a.	On October 3, 2018, Telkomsel fully paid the committed revolving credit facility agreement with Permata for total facility amounting to Rp1,250 billion.

b.	On October 10, 2018, BNI approved the withdrawal of Telkom Infratel’s credit facility, amounting to Rp207 billion.